As confidentially submitted to the Securities and Exchange Commission on September __, 2013.

Registration No. 333-_______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MEDICAL TRANSCRIPTION BILLING, CORP.

(Exact name of registrant as specified in its charter)

Delaware	7389	22-3832302
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7 Clyde Road

Somerset, New Jersey 08873

(732) 873-5133

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 Mahmud Haq
Chief Executive Officer

7 Clyde Road

Somerset, New Jersey 08873

(732) 873-5133

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Alison Newman, Esq. Zev M. Bomrind, Esq. Alston & Bird LLP 90 Park Avenue New York, New York 10016 (212) 210-9400	Christopher J. Austin, Esq. Ilan S. Nissan, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, NY 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-Accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Aggregate Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price Per Share(2)	Offering Price(1)(2)	Fee
common stock, par value $0.001 per share

(1)	Includes shares of common stock to be sold upon exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED _____, 2013

Shares

Common Stock

This is an initial public offering of shares of common stock of Medical Transcription Billing, Corp.

Prior to this offering there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $     and $    .  We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “MTBC”.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to MTBC	$	$

The underwriters may also exercise their option to purchase up to an additional       shares of common stock from us, at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on            , 2013.

Summer Street Research Partners

Prospectus dated _____ __, 2013.

Dealer Prospectus Delivery Obligation

Through and including                 , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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IMPORTANT INTRODUCTORY INFORMATION

In this prospectus, unless the context otherwise requires, we use the terms “MTBC,” “we,” “us,” “the company” and “our” to refer to Medical Transcription Billing, Corp. and its wholly-owned subsidiary, Medical Transcription Billing Company (Private) Limited, a private limited company organized under the laws of Pakistan, and does not include any of the following companies, which we refer to as the “Target Companies” which we will acquire upon the close of this offering:

•	Omni Medical Billing Services, LLC
•	Practicare Medical Management, Inc.
•	Tekhealth Services, Inc., Professional Accounts Management, Inc. and Practice Development Strategies, Inc., collectively doing business as CastleRock Solutions (“CastleRock” used herein)

See “Business – Acquisitions” for further information on our acquisition of the Target Companies.

Concurrently with the consummation of the offering made by this prospectus, through a series of asset purchases, we will acquire all of the operations of the Target Companies. Unless we close the acquisition of all of the Target Companies, we will not close any of those acquisitions and we will not close this offering.

Unless otherwise indicated, all share, per share and financial data set forth in this prospectus have not been adjusted to give effect to the closing of the acquisition of the Target Companies.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 9.

MTBC is a healthcare information technology company that provides a fully integrated suite of proprietary web-based software solutions, together with related business services, to healthcare providers practicing in ambulatory care settings.  Our integrated software and services are designed to help our customers increase revenues, streamline workflows and make better business and clinical decisions, while reducing administrative burdens and operating costs.  We employ a highly educated workforce of more than 1,000 people in Pakistan, where we believe labor costs are approximately one-half the cost of comparable India-based employees, thus enabling us to deliver our solutions at competitive prices.

Our flagship offering, PracticePro, empowers healthcare practices with the core software and business services, on one unified platform, to efficiently operate their businesses, manage clinical workflows and receive timely payment for their services.  PracticePro consists of:

•	Practice management software and related tools and applications, which facilitate the day-to-day operation of a medical practice;
•	Electronic health record (or EHR) solutions, which allow our customers to reduce paperwork and qualify for government incentives; and
•	Revenue cycle management (or RCM) services, which includes end-to-end medical billing, analytics, and related services.

As of July 31, 2013, we served approximately 1,200 providers (which we define as physicians, nurses, nurse practitioners, physician assistants and other clinical staff that render bills for their services), representing 477 practices and more than 50 specialties and sub-specialties in 38 states. Pro forma for the acquisition of the Target Companies, as of July 31, 2013, we served approximately [___] providers, representing approximately [___] practices, practicing in more than [____] specialties and subspecialties, across [___] states. Approximately 95% of the practices we serve consist of one to five providers, with the majority of the practices we serve being primary care providers. However, our solutions are highly scalable and are appropriate for larger healthcare practices across a wide range of specialty areas. In fact, our largest customer is a hospital-based group with more than 120 providers.

Our growth strategy primarily involves acquiring smaller RCM companies and then migrating the customers of those companies to our solutions. The RCM service industry is highly fragmented, with many local and regional RCM companies serving small medical practices. We believe that the industry is ripe for consolidation and that we can achieve significant growth through acquisitions. We estimate that there are more than 1,500 companies in the United States providing RCM services and that no one company has more than a 5% share of the market.  We further believe that it is becoming increasingly difficult for traditional RCM companies to meet the growing technology and business service needs of healthcare providers without a significant investment in information technology infrastructure.

The standard fee for our complete, integrated, end-to-end solution is 5% of a practice’s healthcare-related revenues plus a one-time setup fee, and is among the lowest in the industry. For the twelve months ended June 30, 2013, without giving effect to the acquisition of the Target Companies, our total revenue was $9.6 million. Pro forma for the acquisition of the Target Companies, our total revenue for the twelve months ended June 30, 2013 was $32.2 million.

Industry Overview

The American healthcare industry is in a state of transformation. For decades, the U.S. healthcare delivery system has been characterized by a vast cottage industry of small, independent practices functioning in a fee-for-service environment. Recent changes in the industry, including legislative reform and increasing reimbursement complexity, have created opportunities for MTBC, as traditional practice tools are not well-suited for the modern medical practice.

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MTBC’s Solution

Our fully integrated suite of technology and business service solutions is designed to enable healthcare practices to thrive in the midst of a rapidly changing environment in which managing reimbursement, clinical workflows and day-to-day administrative tasks is becoming increasingly complex, costly and time-consuming. Our end-to-end solution combines clinical and practice management software with critical business services and knowledge driven tools.

PracticePro empowers healthcare practices with the core software and business services, on one unified platform, to efficiently operate their businesses, manage clinical workflows and receive timely payment for their services. PracticePro customers are able to leverage our RCM services, EHR solutions, practice management software and related services. For an additional fee, our customers can access additional services we provide, such as transcription, document indexing, coding, coding audit support, and consulting services.

Our Strategy

Our objective is to become a leading provider of integrated, end-to-end software and business service solutions to healthcare providers practicing in an ambulatory setting. To achieve this objective, we employ the following strategies:

•	Provide comprehensive practice management, EHR and RCM solutions. We believe that physician practices are in need of an integrated, end-to-end solution to manage the different facets of their businesses, from clinical documentation to claim submission and financial reporting.

•	Provide exceptional customer service. We realize that our success is tied directly to our customers’ success. Accordingly, a substantial portion of our highly trained and educated workforce is devoted to customer service activities.

•	Leverage significant cost advantages provided by our skilled offshore workforce. Our unique business model includes our web-based software and a cost-effective offshore workforce primarily based in Pakistan. We believe that this operating model provides us with significant cost advantages compared to other RCM companies and it allows us to significantly reduce the operational costs of the companies we acquire.

•	Pursue strategic acquisitions. Approximately 50% of our current providers were obtained through strategic transactions with regional RCM companies (before giving effect to the acquisition of the Target Companies). During 2012 alone, we acquired four RCM companies, and successfully migrated a majority of the customers of those companies from eight distinct RCM platforms to PracticePro within 120 days of closing.

Our Service Offerings

We offer a suite of fully-integrated, web-based proprietary software applications and business services designed for healthcare providers. Our products and services offer healthcare providers a unified solution designed to meet the healthcare industry’s demand for the delivery of cost-efficient, quality care with measureable outcomes. The three primary components of our proprietary web-based suite of services are: (i) practice management applications, (ii) a certified EHR solution, and (iii) RCM services.

Our flagship product, PracticePro, offers all three components in one seamlessly-integrated, end-to-end solution. Our web-based EHR solution is also available to customers as a standalone product. We regularly update our software platform with the goal of staying on the leading edge of industry developments, payer reimbursements trends and new regulations.

Web-based Practice Management Application

Our proprietary, web-based practice management application automates the labor-intensive workflow of a medical office in a unified and streamlined platform. The various functions of the platform collectively support the entire workflow of the day-to-day operations of a medical office in an intuitive and user-friendly format. A simple, individual and secure login to our web-based platform gives physicians, other healthcare providers and staff members access to a vast array of real time practice management data which they can access at the office or from any other location where they can access the Internet. Users can customize the “Practice Dashboard” to display only the most useful and relevant information needed to carry out their particular functions. We believe that this streamlined and centralized automated workflow allows providers to focus on delivering quality patient care rather than office administration.

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ONC-ATCB Certified Web-based Electronic Health Records

Our web-based EHR solution allows a provider to view all patient information in one online location, thus avoiding the need for numerous charts and records for each patient. Utilizing our web-based EHR solution, providers can track patients from their initial appointments; chart clinical data, history, and other personal information; enter and submit claims for medical services; and review and respond to queries for additional information regarding the billing process. Additionally, the EHR software delivers a robust document management system to enable providers to transition to paperless environments. The document management function makes available electronic connectivity between practitioners and patients, thereby streamlining patient care coordination and communications.

Revenue Cycle Management and other Technology-driven Business Services

Our proprietary RCM offering is designed to improve the medical billing reimbursement process, allowing healthcare providers to accelerate and increase collections, reduce errors in submission and streamline workflow to free up practitioners to focus on patient care. Customers using PracticePro will generally see an improvement in their collections, as illustrated by the following:

•	Our first pass acceptance rate is 98%.
•	Our first pass resolution rate is 95%.
•	Our clients’ median days in accounts receivable is 36 days.

These rates are among the highest in the industry and compare favorably with the performance of athenahealth, one of our largest competitors, among others. Our RCM service employs a proprietary rules-based system designed and constantly updated by our knowledgeable workforce, which screens and scrubs claims prior to submission for payment.

Risks Relating to Our Business

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” beginning on page 9 of this prospectus before making a decision to invest in our common stock. If any of these risks actually occurs, our business financial condition and results of operations would likely be negatively affected. In such case, the trading price of our common stock would likely decline, and you may lose part, or all, of your investment. Below is a summary of some of the principal risks we believe we face:

•	We may be unable to manage our growth effectively and our pro forma results may not be indicative of our future performance.

•	We may be unable to retain customers of the Target Companies following their acquisition and we may be unable to successfully migrate customers of the Target Companies to our proprietary solutions and services.

•	We operate in a highly competitive industry, and our competitors may be able to compete more efficiently or evolve more rapidly than we do.

•	We may be unable to implement our strategy of acquiring additional companies and acquisitions may subject us to additional unknown risks.

•	Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of indebtedness and increased amortization expense.

•	The continued success of our business model is heavily dependent upon our operations in Pakistan, and any impairment to those operations will adversely affect us.

•	Government programs in the United States initiated to accelerate the adoption and utilization of EHR solutions may not be effective in changing the behavior of providers or may not be fully implemented or fully funded by the government.

•	We may need additional capital to fund our operations and finance our growth, and we may not be able to secure such capital on terms acceptable to us, or at all.

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•	Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

•	We may be unable to protect unauthorized access to our web-based software and servers which store our customers’ information, which could subject us to significant liability and reduce the attractiveness of our services.

Corporate Information

We were incorporated in Delaware on September 28, 2001 under the name Medical Transcription Billing, Corp. Our principal executive offices are located at 7 Clyde Road, Somerset, New Jersey 08873, and our telephone number is (732) 873-5133. Our website address is www.mtbc.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

MTBC, MTBC.com and A Unique Healthcare IT Company, and other trademarks and service marks of MTBC appearing in this prospectus are the property of MTBC. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering, the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•	We will present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations.

•	We will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

•	We will provide less extensive disclosure about our executive compensation arrangements.

•	We will not require shareholder non-binding advisory votes on executive compensation or golden parachute arrangements.

However, we are choosing to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards.

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The Offering

Common stock offered by us	Shares

Common stock to be issued to Target Companies	Shares

Total shares of common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares from us in full)

Use of proceeds	We expect our net proceeds from this offering will be $ million (or $ million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to fund the cash portion of the purchase price for the Target Companies in the amount of $24.2 million (assuming an initial public offering price of $ per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and for working capital and general corporate purposes. We may also use a portion of the net proceeds for future acquisitions of or investments in other medical billing companies. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Proposed NASDAQ Global Market symbol	“MTBC”

Risk factors	Please read the section entitled “Risk Factors” beginning on page 9 for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

In connection with this offering we will amend and restate our certificate of incorporation and effectuate a [     ] for 1 stock split to ensure that our authorized and outstanding capital stock is sufficient to consummate this offering. Unless the context indicates otherwise, the number of shares of common stock to be outstanding after this offering:

•	assumes the completion of a for 1 stock split;

•	excludes shares of our common stock reserved for issuance under the 2013 Equity Incentive Plan, or 2013 Plan;

•	assumes the underwriters will not exercise their over-allotment option; and

•	assumes that the shares of our common stock to be sold in this offering are sold at $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

Unless otherwise indicated, the information presented in this prospectus:

•	gives effect to the acquisition of the Target Companies; and
•	assumes no exercise of the underwriters’ option to purchase an additional shares from us.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The historic consolidated statements of operations data for MTBC presented below for the years ended December 31, 2011 and 2012 have been derived from our audited financial statements appearing elsewhere in this prospectus. The condensed consolidated statements of operations data for MTBC for the six-month periods ended June 30, 2012 and 2013 and the condensed consolidated balance sheet data for MTBC at June 30, 2013 have been derived from our unaudited condensed consolidated financial statements for those periods included elsewhere in this prospectus, and have been prepared on a basis consistent with the respective audited consolidated financial statements and, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for a fair presentation of that information for such periods.

We derived the summary unaudited pro forma condensed combined financial data for MTBC as of and for the year ended December 31, 2012 and as of and for the six months ended June 30, 2013 from the unaudited pro forma condensed combined financial statements you can find elsewhere in this prospectus. These pro forma financial data give effect to this offering and our completed and planned acquisitions as if each of these had occurred on January 1, 2012 (in the case of the consolidated income statement data) and on June 30, 2013 (in the case of the consolidated balance sheet data). You should read this data in conjunction with the information set forth under "Unaudited Pro Forma Condensed Combined Financial Information," which describes these transactions and the related adjustments in greater detail.

The financial data set forth below are only a summary. They also do not necessarily indicate or represent anything about our future operations. You should read these summary financial data in conjunction with the disclosure under "Capitalization," "Unaudited Pro Forma Condensed Combined Financial Information," "Selected Historical Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes thereto included elsewhere in this prospectus.

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	Historical MTBC				Pro Forma MTBC
Consolidated Statements of Operations Data					Year ended	Six Months
	Year ended December 31,		Six Months ended June 30,		December 31,	ended June 30,
	2011	2012	2012	2013	2012	2013
	(in thousands, except per share data)
Net revenue	$10,089	$10,017	$4,992	$4,542	$34,057	$16,344
Operating expenses:
Direct operating costs	4,506	4,257	2,157	1,844	18,705	9,976
Selling, general & administrative	4,030	4,663	2,440	2,295	13,483	6,042
Research and development	410	396	191	196	396	196
Depreciation and amortization	546	679	311	364	7,157	3,448
Total operating expenses	9,492	9,995	5,099	4,699	39,741	19,662

Operating income (loss)	597	22	(107)	(157)	(5,684)	(3,318)

Interest expense — net	16	74	26	47	230	98
Other income — net	133	169	91	96	219	116
Income (loss) before provision (benefit) for income taxes	714	117	(42)	(108)	(5,695)	(3,300)
Income tax provision (benefit)	244	-	-	(33)	(2,325)	(1,310)
Net income (loss)	$470	$117	$(42)	$(75)	$(3,370)	$(1,990)

Weighted average common shares outstanding
Basic and diluted	590	590	590	590
Net income (loss) per share
Basic and diluted	$0.80	$0.20	$(0.07)	$(0.13)
Pro forma weighted average common shares outstanding
Basic and diluted					[ ]	[ ]
Pro forma net income (loss) per share
Basic and diluted					[ ]	[ ]

Consolidated Balance Sheet Data	As of December 31,		As of June 30, 2013
	Historical MTBC				Pro Forma
	2011	2012	Actual	Pro Forma (2)	As Adjusted (3)
	(in thousands)
Cash	$408	$268	$484	$(23,737)
Working capital (net) (1)	279	(504)	(934)	(24,625)
Total assets	2,838	3,484	5,166	15,853
Long term debt	414	330	1,547	1,547
Stockholders' equity	360	406	281	10,968

	Historical MTBC				Pro Forma MTBC
Other Financial Data	Year ended December 31,		Six Months ended June 30,		Year ended	Six Months
	2011	2012	2012	2013	December 31,	ended June 30,
	(in thousands)				2012	2013
EBITDA (4)	$1,276	$870	$295	$303	$1,692	$246

(1)	Working Capital is defined as current assets less current liabilities.

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(2)	The pro forma balance sheet data gives effect to the completed and planned acquisitions. You should read the following summary consolidated financial data in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information.”

(3)	The pro forma as adjusted balance sheet data gives effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. You should read the following summary consolidated financial data in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information.”

(4)	To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and operational decision-making, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, a non-GAAP financial measure of earnings. EBITDA represents net income before income tax expense, income tax benefit, interest income, interest expense, depreciation and amortization. Our management uses EBITDA as a financial measure to evaluate the profitability and efficiency of our business model. We use this non-GAAP financial measure to assess the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measure that is derived from them, provide supplemental information to analyze our operations between periods and over time. Investors should consider our non-GAAP financial measure in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. The following table contains a reconciliation of net income (loss) to EBITDA.

	Historical MTBC				Pro Forma MTBC
Reconciliation of net income (loss)	Year ended December 31,		Six Months ended June 30,		Year ended	Six Months
to EBITDA	2011	2012	2012	2013	December 31,	ended June 30,
	(in thousands)				2012	2013
Net income (loss)	$470	$117	$(42)	$(75)	$(3,370)	$(1,990)
Depreciation	342	263	139	122	648	193
Amortization	204	416	172	242	6,509	3,255
Interest expense — net	16	74	26	47	230	98
Income tax provision (benefit)	244	-	-	(33)	(2,325)	(1,310)
EBITDA	$1,276	$870	$295	$303	$1,692	$246

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RISK FACTORS

If you purchase our securities, you will assume a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained elsewhere in this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our securities to decline, which could cause you to lose all or part of your investment.

Risks Related to Our Acquisition Strategy

We may be unable to manage our growth effectively.

Our strategy is to expand through the acquisition of additional RCM companies and organic growth. Since 2006, we have acquired eight RCM companies and entered into agreements with two additional RCM companies under which we service all of their customers. Our prior acquisitions were on a much smaller scale and may not be indicative of our ability to successfully manage our currently proposed or future acquisitions. Our acquisition of the Target Companies and any future acquisitions may require greater than anticipated investment of operational and financial resources as we seek to migrate customers of the Target Companies and any acquired companies to PracticePro. Acquisitions may also require the integration of different software and services, assimilation of new employees, diversion of management and IT resources, increases in administrative costs and other additional costs associated with any debt or equity financings undertaken in connection with such acquisitions. We cannot assure you that any acquisition we undertake will be successful. Future growth will also place additional demands on our customer support, sales, and marketing resources, and may require us to hire and train additional employees. We will need to expand and upgrade our systems and infrastructure to accommodate our growth. The failure to manage our growth effectively will materially and adversely affect our business.

We may be unable to retain customers of the Target Companies following their acquisition.

Concurrently with the consummation of the offering made by this prospectus, we will acquire the operations of the Target Companies, including approximately [__] healthcare practice customers as of the date of this prospectus. A majority of the customers of the Target Companies have the right to terminate their practice management, EHR and RCM contracts for any reason at any time upon notice of 90 days or less. These customers may elect to terminate their contracts as a result of our acquisition or to not renew their contracts upon the expiration of their terms. Of the customers we acquired in the four acquisitions we completed in 2012, approximately 2/3 were our customers as of July 31, 2013. However, our past success in retaining customers of acquired companies may not be indicative of how successful we will be in retaining customers of the Target Companies. Our inability to retain customers of the Target Companies following their acquisition could adversely impact our ability to benefit from those acquisitions and increase our future revenues and operating income.

We may be unable to successfully migrate customers of the Target Companies to our proprietary solutions and services.

A major component of our business plan is to migrate most of the customers of the Target Companies from the existing practice management, EHR and RCM solutions they are using to PracticePro. During 2012, we acquired four RCM companies, and successfully migrated a majority of the customers of those companies from eight distinct RCM platforms to PracticePro within 120 days of closing. However, results from our prior acquisitions may not be indicative of our ability to successfully migrate customers of the Target Companies. The migration of customers of the Target Companies may entail significant costs and IT resources, and the failure or delay in migrating a significant portion of such customers could occur. Our failure or delay in successfully migrating the customers of the Target Companies to PracticePro will negatively impact our ability to assist those practices in increasing collections, thereby reducing our potential revenue and profitability.

Our pro forma results may not be indicative of our future performance.

The customers of the Target Companies are currently using the practice management, EHR and RCM solutions provided by the Target Companies. Because we may be unable to retain the customers of the Target Companies following their acquisition or successfully migrate those customers from the solutions they are currently using to PracticePro, the unaudited pro forma condensed combined financial information in this prospectus may not be indicative of what our operating results and financial condition would have been for the periods presented had the acquisition of the Target Companies taken place on the dates indicated or of our future financial condition or operating results. In addition, the unaudited pro forma condensed combined balance sheets included in this prospectus reflect preliminary estimates of the values of assets to be acquired and liabilities to be assumed, and those values could differ materially once we complete our final valuations of those assets and liabilities.

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We may be unable to implement our strategy of acquiring additional RCM companies.

Except for the acquisition of the Target Companies, we have no understanding or commitments with respect to any other acquisition as of the date of this prospectus. Although we expect that one or more acquisition opportunities will become available in the future, we may not be able to acquire any additional RCM companies at all or on terms favorable to us. Certain of our larger, better capitalized competitors may seek to acquire some of the RCM companies we may be interested in. Competition for acquisitions would likely increase acquisition prices and result in us having fewer acquisition opportunities.

Acquisitions may subject us to additional unknown risks.

In completing the acquisition of the Target Companies or any future acquisition, we will rely upon the representations and warranties and indemnities made by the sellers with respect to each acquisition as well as our own due diligence investigation. We cannot assure you that such representations and warranties will be true and correct or that our due diligence will uncover all materially adverse facts relating to the operations and financial condition of the acquired companies or their customers. To the extent that we are required to pay for obligations of an acquired company, or if material misrepresentations exist, we may not realize the expected benefit from such acquisition and we will have overpaid in cash and/or stock for the value received in that acquisition.

Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of indebtedness and increased amortization expense.

Future acquisitions may result in dilutive issuances of equity securities, the incurrence of debt, the assumption of known and unknown liabilities, the write-off of software development costs and the amortization of expenses related to intangible assets, all of which could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business

We operate in a highly competitive industry, and our competitors may be able to compete more efficiently or evolve more rapidly than we do, which could have a material adverse effect on our business, revenue, growth rates and market share.

The market for practice management, EHR and RCM information solutions and related services is highly competitive, and we expect competition to increase in the future. We face competition from other providers of both integrated and stand-alone practice management, EHR and RCM solutions, including competitors who utilize a web-based platform and providers of locally installed software systems. Our competitors include larger healthcare IT companies, such as athenahealth, Inc., Allscripts Healthcare Solutions, Inc. and Greenway Medical Technologies, Inc., all of whom may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, regulations or customer needs and requirements. Many of our competitors have longer operating histories, greater brand recognition and greater financial, marketing and other resources than us. We also compete with various regional RCM companies, some of which may continue to consolidate and expand into broader markets. We expect that competition will continue to increase as a result of incentives provided by the HITECH Act, and consolidation in both the information technology and healthcare industries. Competitors may introduce products or services that render our products or services obsolete or less marketable. Even if our products and services are more effective than the offerings of our competitors, current or potential customers might prefer competitive products or services to our products and services. In addition, our competitive edge could be diminished or completely lost if our competition develops similar offshore operations in Pakistan or other countries, such as India and the Philippines, where labor costs are lower than those in the U.S. (although higher than in Pakistan). Pricing pressures could negatively impact our margins, growth rate and market share.

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If we are unable to successfully introduce new products or services or fail to keep pace with advances in technology, we would not be able to maintain our customers or grow our business.

Our business depends on our ability to adapt to evolving technologies and industry standards and introduce new products and services accordingly. If we cannot adapt to changing technologies and industry standards and meet the requirements of our customers, our products and services may become obsolete, and our business would suffer. Because both the healthcare industry and the healthcare IT technology market are constantly evolving, our success will depend, in part, on our ability to continue to enhance our existing products and services, develop new technology that addresses the increasingly sophisticated and varied needs of our customers, respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis, educate our customers to adopt these new technologies, and successfully assist them in transitioning to our new products and services. The development of our proprietary technology entails significant technical and business risks. We may not be successful in developing, using, marketing, selling, or maintaining new technologies effectively or adapting our proprietary technology to evolving customer requirements or emerging industry standards, and, as a result, our business and reputation could suffer. We may not be able to introduce new products or services on schedule, or at all, or such products or services may not achieve market acceptance. A failure by us to introduce new products or to introduce these products on schedule could cause us to not only lose our current customers but to fail to grow our business by attracting new customers.

The continued success of our business model is heavily dependent upon our operations in Pakistan, and any impairment to those operations will adversely affect us.

The majority of our operations, including the development and maintenance of our Web-based platform, our customer support services and a substantial portion of our sales and marketing efforts, are performed by our highly educated workforce of more than 1,000 employees in Pakistan, which has experienced, and continues to experience, political and social unrest and acts of terrorism. Conditions in Pakistan may further deteriorate following the planned withdrawal of U.S. armed forces from neighboring Afghanistan. The performance of our operations in Pakistan, and our ability to maintain our offshore offices, is an essential element of our business model, as the labor costs in Pakistan are substantially lower than the cost of comparable labor in India, the United States and other countries, and allows us to competitively price our products and services. Our competitive advantage will be greatly diminished and may disappear altogether if our operations in Pakistan are negatively impacted. Our operations in Pakistan may be negatively impacted by any number of factors, including political unrest; social unrest; terrorism; war; vandalism; currency fluctuations; changes to the law of Pakistan, the United States or any of the states in which we do business; or increases in the cost of labor and supplies in Pakistan. Our operations in Pakistan may also be affected by trade restrictions, such as tariffs or other trade controls. If we are unable to continue to leverage the skills and experience of our highly educated workforce in Pakistan, we may be unable to provide our products and services at attractive prices, and our business would be materially and negatively impacted or discontinued.

Our offshore operations expose us to additional business and financial risks.

The risks and challenges associated with our operations outside the United States include laws and business practices favoring local competitors; compliance with multiple, conflicting and changing governmental laws and regulations, including employment and tax laws and regulations; and fluctuations in foreign currency exchange rates. Foreign operations subject us to numerous stringent U.S. and foreign laws, including the Foreign Corrupt Practices Act, or FCPA, and comparable foreign laws and regulations that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. Safeguards we implement to discourage these practices may prove to be less than effective and violations of the FCPA and other laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, including class action lawsuits and enforcement actions from the SEC, Department of Justice and overseas regulators.

Government programs in the United States initiated to accelerate the adoption and utilization of EHR solutions may not be effective in changing the behavior of providers or may not be fully implemented or fully funded by the government.

While government programs have been initiated to improve the efficiency and quality of the healthcare sector, these programs may not be fully implemented or fully funded and there is no guarantee that our customers will receive any of these funds. Providers may also be slow to adopt EHR solutions in response to these government programs, may not select our products and services, or may decide not to implement an EHR system at all. Adoption of EHR technology imposes increased costs on providers and requires providers to spend time becoming familiar with its use. Any delay in the purchase of our EHR solutions and services in response to government programs, or the failure of providers to purchase an EHR solution, could have an adverse effect on our ability to grow our business. It is also possible that Congress could repeal or not fund the HITECH Act as originally planned or otherwise amend it in a manner that would have an adverse effect on our business.

Changes in the healthcare industry could affect the demand for our services.

As the healthcare industry evolves, changes in our customer base may reduce the demand for our services, result in the termination of existing contracts, and make it more difficult to negotiate new contracts on terms that are acceptable to us. For example, the current trend toward consolidation of healthcare providers may cause our existing customer contracts to terminate as independent practices are merged into hospital systems or other healthcare organizations. Such larger healthcare organizations may have their own practice management, EHR and RCM solutions, reducing demand for our services. If this trend continues, we cannot assure you that we will be able to continue to maintain or expand our customer base, negotiate contracts with acceptable terms, or maintain our current pricing structure, which would result in a decrease in our revenues.

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If providers do not purchase our products and services or delay in choosing our products or services, we may not be able to grow our business.

Our business model depends on our ability to sell our products and services. Acceptance of our products and services may require providers to adopt different behavior patterns and new methods of conducting business and exchanging information. Providers may not integrate our products and services into their workflow and may not accept our solutions and services as a replacement for traditional methods of practicing medicine. Providers may also choose to buy our competitors’ products and services instead of ours. Achieving market acceptance for our solutions and services will continue to require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by providers. If providers fail to broadly accept our products and services, our business, financial condition and results of operations will be adversely affected.

If the revenue of our customers decreases, or if our customers cancel or elect not to renew their contracts, our revenue will decrease.

Under most of our customer contracts, we base our charges on a percentage of the revenue that our customer collects through the use of our services. Many factors may lead to decreases in customer revenue, including:

•	reduction of customer revenue resulting from increased competition or other changes in the marketplace for physician services;

•	failure of our customers to adopt or maintain effective business practices;

•	actions by third-party payers of medical claims to reduce reimbursement;

•	government regulations and government or other payer actions or inaction reducing or delaying reimbursement;

•	interruption of customer access to our system; and

•	our failure to provide services in a timely or high-quality manner.

The current economic situation may give rise to several of these factors. For example, patients who have lost health insurance coverage due to unemployment or who face increased deductibles imposed by financially struggling employers or insurers could reduce the number of visits those patients make to our customers. Patients without health insurance or with reduced coverage may also default on their payment obligations at a higher rate than patients with coverage. Added financial stress on our customers could lead to their acquisition or bankruptcy, which could cause the termination of some of our service relationships. With a reduction in tax revenue, state and federal government healthcare programs, including reimbursement programs such as Medicaid, may be reduced or eliminated, which could negatively impact the payments that our customers receive. If our customers’ revenue decreases for any of the above or other reasons, or if our customers cancel or elect not to renew their contracts with us, our revenue will decrease.

We may not be able to maintain or increase our profitability.

We may not succeed in maintaining or increasing our profitability on an annual basis and could incur quarterly or annual losses in future periods. We expect to incur additional operating expenses associated with our new status as a public company and we intend to continue to increase our operating expenses as we grow our business. We also expect to continue to make investments in our proprietary technology, sales and marketing, infrastructure, facilities and other resources as we seek to grow, thereby incurring additional costs. If our revenue does not increase to offset these increases in costs, our operating results would be negatively affected.

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As a result of our variable sales and implementation cycles, we may be unable to recognize revenue from prospective customers on a timely basis and we may not be able to offset expenditures.

The sales cycle for our services can be variable, typically ranging from two to four months from initial contact with a potential customer to contract execution, although this period can be substantially longer. During the sales cycle, we expend time and resources in an attempt to obtain a customer without recognizing revenue from that customer to offset such expenditures. Our implementation cycle is also variable, typically ranging from two to four months from contract execution to completion of implementation. Each customer’s situation is different, and unanticipated difficulties and delays may arise as a result of a failure by us or by the customer to meet our respective implementation responsibilities. During the implementation cycle, we expend substantial time, effort, and financial resources implementing our services without recognizing revenue. Even following implementation, there can be no assurance that we will recognize revenue on a timely basis or at all from our efforts. In addition, cancellation of any implementation after it has begun may involve loss to us of time, effort, and expenses invested in the canceled implementation process, and lost opportunity for implementing paying customers in that same period of time.

We may need additional capital to fund our operations and finance our growth, and we may not be able to secure such capital on terms acceptable to us, or at all.

In order for us to grow and successfully execute our business plan, we may require additional financing which may not be available or may not be available on acceptable terms. If such financing is available, it may dilute your ownership of our stock. Failure to obtain financing may have a material adverse effect on our financial position. In addition, if we are unable to secure additional financing at all or on acceptable terms, our ability to conduct acquisitions may be negatively impacted.

If we are required to collect sales and use taxes on the products and services we sell in additional jurisdictions, we may be subject to liability for past sales and incur additional related costs and expenses, and our future sales may decrease.

We may lose sales or incur significant expenses should states be successful in imposing state sales and use taxes on our products and services. A successful assertion by one or more states that we should collect sales or other taxes on the sale of our products and services that we are currently not collecting could result in substantial tax liabilities for past sales, decrease our ability to compete with healthcare IT vendors subject to sales and use taxes, and otherwise harm our business. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. We review these rules and regulations periodically and, when we believe that our products or services are subject to sales and use taxes in a particular state, we voluntarily approach state tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in states where we believe no compliance is necessary.

Vendors of products and services like us are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our products or services, we may be liable for past taxes in addition to taxes going forward. Liability for past taxes may also include very substantial interest and penalty charges. Nevertheless, customers may be reluctant to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and pay back taxes and the associated interest and penalties, and if our customers fail or refuse to reimburse us for all or a portion of these amounts, we will have incurred unplanned expenses that may be substantial. Moreover, imposition of such taxes on our products and services going forward will effectively increase the cost of those products and services to our customers and may adversely affect our ability to retain existing customers or to gain new customers in the states in which such taxes are imposed.

We may also become subject to tax audits or similar procedures in states where we already pay sales and use taxes. The incurrence of additional accounting and legal costs and related expenses in connection with, and the assessment of, taxes, interest, and penalties as a result of audits, litigation, or otherwise could be materially adverse to our current and future results of operations and financial condition.

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If we lose the services of Mahmud Haq or other members of our management team, or if we are unable to attract, hire, integrate and retain other necessary employees, our business would be harmed.

Our future success depends in part on our ability to attract, hire, integrate and retain the members of our management team and other qualified personnel. In particular, we are dependent on the services of Mahmud Haq, our founder, principal stockholder and Chief Executive Officer, who among other things, is instrumental in managing our offshore operations in Pakistan and coordinating those operations with our U.S. activities. The loss of Mr. Haq, who would be particularly difficult to replace, could negatively impact our ability to effectively manage our cost-effective workforce in Pakistan, which enables us to provide our products and solutions at attractive prices. Our future success also depends on the continued contributions of our other executive officers and certain key employees, each of whom may be difficult to replace, and upon our ability to attract and retain additional management personnel. Competition for such personnel is intense, and we compete for qualified personnel with other employers. We may face difficulty identifying and hiring qualified personnel at compensation levels consistent with our existing compensation and salary structure. If we fail to retain our employees, we could incur significant expenses in hiring, integrating and training their replacements, and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.

We may be unable to adequately establish, protect or enforce our intellectual property rights.

Our success depends in part upon our ability to establish, protect and enforce our intellectual property and other proprietary rights. If we fail to establish, protect or enforce our intellectual property rights, we may lose an important advantage in the market in which we compete. We rely on a combination of patent, trademark, copyright and trade secret law and contractual obligations to protect our key intellectual property rights, all of which provide only limited protection. Our intellectual property rights may not be sufficient to help us maintain our position in the market and our competitive advantages.

We only have one patent pending and none issued, and primarily rely on trade secrets to protect our proprietary technology. Trade secrets may not be protectable if not properly kept confidential. We strive to enter into non-disclosure agreements with our employees, customers, contractors and business partners to limit access to and disclosure of our proprietary information. However, the steps we have taken may not be sufficient to prevent unauthorized use of our technology, and adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and proprietary technology. Moreover, others may reverse engineer or independently develop technologies that are competitive to ours or infringe our intellectual property.

Accordingly, despite our efforts, we may be unable to prevent third-parties from using our intellectual property for their competitive advantage. Any such use could have a material adverse effect on our business, results of operations and financial condition. Monitoring unauthorized uses of and enforcing our intellectual property rights can be difficult and costly. Legal intellectual property actions are inherently uncertain and may not be successful, and may require a substantial amount of resources and divert our management’s attention.

Claims by others that we infringe their intellectual property could force us to incur significant costs or revise the way we conduct our business.

Our competitors protect their proprietary rights by means of patents, trade secrets, copyrights, trademarks and other intellectual property. We have not conducted an independent review of patents and other intellectual property issued to third-parties, who may have patents or patent applications relating to our proprietary technology. We may receive letters from third parties alleging, or inquiring about, possible infringement, misappropriation or violation of their intellectual property rights. Any party asserting that we infringe, misappropriate or violate proprietary rights may force us to defend ourselves, and potentially our customers, against the alleged claim. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and/or invalidation of our proprietary rights or interruption or cessation of our operations. Any such claims or lawsuit could:

•	be time-consuming and expensive to defend, whether meritorious or not;

•	require us to stop providing products or services that use the technology that allegedly infringes the other party’s intellectual property;

•	divert the attention of our technical and managerial resources;

•	require us to enter into royalty or licensing agreements with third-parties, which may not be available on terms that we deem acceptable;

•	prevent us from operating all or a portion of our business or force us to redesign our products, services or technology platforms, which could be difficult and expensive and may make the performance or value of our product or service offerings less attractive;

•	subject us to significant liability for damages or result in significant settlement payments; or

•	require us to indemnify our customers.

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Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business. Some of our competitors may be able to sustain the costs of intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any litigation could significantly harm our relationships with current and prospective customers. Any of the foregoing could disrupt our business and have a material adverse effect on our business, operating results and financial condition.

Current and future litigation against us could be costly and time-consuming to defend and could result in additional liabilities.

We may from time to time be subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients in connection with commercial disputes and employment claims made by our current or former employees. Claims may also be asserted by or on behalf of a variety of other parties, including government agencies, patients of our physician clients, or stockholders. Any litigation involving us may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, overall financial condition, and operating results. Insurance may not cover existing or future claims, be sufficient to fully compensate us for one or more of such claims, or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance resulting in a reduction in the trading price of our stock.

Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

We may encounter technical obstacles that prevent our proprietary applications from operating properly. If our applications do not function reliably or fail to achieve customer expectations in terms of performance, customers could assert liability claims against us or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain customers.

Moreover, information services as complex as those we offer have in the past contained, and may in the future develop or contain, undetected defects or errors. We cannot assure you that material performance problems or defects in our products or services will not arise in the future. Errors may result from receipt, entry, or interpretation of patient information or from interface of our services with legacy systems and data that we did not develop and the function of which is outside of our control. Despite testing, defects or errors may arise in our existing or new software or service processes. Because changes in payer requirements and practices are frequent and sometimes difficult to determine except through trial and error, we are continuously discovering defects and errors in our software and service processes compared against these requirements and practices. These defects and errors and any failure by us to identify and address them could result in loss of revenue or market share, liability to customers or others, failure to achieve market acceptance or expansion, diversion of development resources, injury to our reputation, and increased service and maintenance costs. Defects or errors in our software might discourage existing or potential customers from purchasing our products and services. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors or in responding to resulting claims or liability may be substantial and could adversely affect our operating results.

In addition, customers relying on our services to collect, manage, and report clinical, business, and administrative data may have a greater sensitivity to service errors and security vulnerabilities than customers of software products in general. We market and sell services that, among other things, provide information to assist healthcare providers in tracking and treating patients. Any operational delay in or failure of our technology or service processes may result in the disruption of patient care and could cause harm to patients and thereby create unforeseen liabilities for our business.

Our customers or their patients may assert claims against us alleging that they suffered damages due to a defect, error, or other failure of our software or service processes. A product liability claim or errors or omissions claim could subject us to significant legal defense costs and adverse publicity, regardless of the merits or eventual outcome of such a claim.

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If our security measures are breached or fail and unauthorized access is obtained to a customer’s data, our service may be perceived as insecure, the attractiveness of our services to current or potential customers may be reduced, and we may incur significant liabilities.

Our services involve the web-based storage and transmission of customers’ proprietary information and patient information, including health, financial, payment and other personal or confidential information. We rely on proprietary and commercially available systems, software, tools and monitoring, as well as other processes, to provide security for processing, transmission and storage of such information. Because of the sensitivity of this information and due to requirements under applicable laws and regulations, the effectiveness of our security efforts is very important. We maintain servers which store customers’ data, including patient health records, in the U.S. and Pakistan. Upon the acquisition of the Target Companies, we will process, transmit and store some data of our customers on servers and networks that are owned and controlled by third-party contractors and situated in Poland, India and elsewhere. If our security measures are breached or fail as a result of third-party action, acts of terror, social unrest, employee error, malfeasance or for any other reasons, someone may be able to obtain unauthorized access to customer or patient data. Improper activities by third-parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of our security systems. Our security measures may not be effective in preventing unauthorized access to the customer and patient data stored on our servers. If a breach of our security occurs, we could face damages for contract breach, penalties for violation of applicable laws or regulations, possible lawsuits by individuals affected by the breach and significant remediation costs and efforts to prevent future occurrences. In addition, whether there is an actual or a perceived breach of our security, the market perception of the effectiveness of our security measures could be harmed and we could lose current or potential customers.

Our products and services are required to meet the interoperability standards, which could require us to incur substantial additional development costs.

Our customers and the industry leaders enacting regulatory requirements are concerned with and often require that our products and services be interoperable with other third-party healthcare information technology suppliers. Market forces or regulatory authorities could create software interoperability standards that would apply to our solutions, and if our products and services are not consistent with those standards, we could be forced to incur substantial additional development costs. There currently exists a comprehensive set of criteria for the functionality, interoperability and security of various software modules in the healthcare information technology industry. However, those standards are subject to continuous modification and refinement. Achieving and maintaining compliance with industry interoperability standards and related requirements could result in larger than expected software development expenses and administrative expenses in order to conform to these requirements. These standards and specifications, once finalized, will be subject to interpretation by the entities designated to certify such technology. We will incur increased development costs in delivering solutions if we need to change or enhance our products and services to be in compliance with these varying and evolving standards. If our products and services are not consistent with these evolving standards, our market position and sales could be impaired and we may have to invest significantly in changes to our solutions.

We rely on Internet search engines to drive traffic to our website, and if we fail to appear high up in the search results, our traffic would decline and our business would be adversely affected.

We depend in part on Internet search engines, such as Google, Bing, and Yahoo! to drive traffic from potential customers to our website. Although we employ search engine optimization techniques in an effort to increase traffic to our website, our ability to maintain high search result rankings is not entirely within our control. Our competitors’ search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ search engine optimization efforts are more successful than ours, growth in our customer base could slow. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of potential customers directed to our website through search engines could harm our ability to grow our business and increase profitability.

Disruptions in Internet or telecommunication service or damage to our data centers could adversely affect our business.

Our information technologies and systems are vulnerable to damage or interruption from various causes, including acts of God and other natural disasters, war and acts of terrorism and power losses, computer systems failures, Internet and telecommunications or data network failures, operator error, losses of and corruption of data and similar events. Our customers’ data, including patient health records, reside on our own servers located in the U.S. and Pakistan. In the case of customers of the Target Companies, such data will reside on, and be transmitted and processed through, third-party servers and networks situated inside and outside the US, unless and until such data are migrated to our servers. Although we conduct business continuity planning to protect against fires, floods, other natural disasters and general business interruptions to mitigate the adverse effects of a disruption, relocation or change in operating environment at our data centers, the situations we plan for and the amount of insurance coverage we maintain may not be adequate in any particular case. In addition, the occurrence of any of these events could result in interruptions, delays or cessations in service to our customers. Any of these events could impair or prohibit our ability to provide our services, reduce the attractiveness of our services to current or potential customers and adversely impact our financial condition and results of operations.

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In addition, despite the implementation of security measures, our infrastructure, data centers, or systems that we interface with or utilize, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks or other attacks by third-parties seeking to disrupt operations or misappropriate information or similar physical or electronic breaches of security. Any of these can cause system failure, including network, software or hardware failure, which can result in service disruptions. As a result, we may be required to expend significant capital and other resources to protect against security breaches and hackers or to alleviate problems caused by such breaches.

We may be liable for use of content we provide.

We provide content for use by healthcare providers in treating patients. This content includes, among other things, patient education materials, coding and drug databases developed by third-parties, and prepopulated templates providers can use to document visits and record patient health information. If content in the third-party databases we use is incorrect or incomplete, adverse consequences, including death, may occur and give rise to product liability and other claims against us. A court or government agency may take the position that our delivery of health information directly, including through licensed practitioners, or delivery of information by a third-party site that a consumer accesses through our solutions, exposes us to personal injury liability, or other liability for wrongful delivery or handling of healthcare services or erroneous health information. Our liability insurance coverage may not be adequate or continue to be available on acceptable terms, if at all. A claim brought against us that is uninsured or under-insured could harm our business. Even unsuccessful claims could result in substantial costs and diversion of management resources.

We are subject to the effect of payer and provider conduct that we cannot control and that could damage our reputation with customers and result in liability claims that increase our expenses.

We offer electronic claims submission services for which we rely on content from customers, payers, and others. While we have implemented features and safeguards designed to maximize the accuracy and completeness of claims content, these features and safeguards may not be sufficient to prevent inaccurate claims data from being submitted to payers. Should inaccurate claims data be submitted to payers, we may experience poor operational results and be subject to liability claims, which could damage our reputation with customers and result in liability claims that increase our expenses.

Failure by our clients to obtain proper permissions and waivers may result in claims against us or may limit or prevent our use of data, which could harm our business.

Our clients are obligated by applicable law to provide necessary notices and to obtain necessary permission waivers for use and disclosure of the information that we receive. If they do not obtain necessary permissions and waivers, then our use and disclosure of information that we receive from them or on their behalf may be limited or prohibited by state or federal privacy laws or other laws. This could impair our functions, processes, and databases that reflect, contain, or are based upon such data and may prevent use of such data. In addition, this could interfere with or prevent creation or use of rules, and analyses or limit other data-driven activities that benefit us. Moreover, we may be subject to claims or liability for use or disclosure of information by reason of lack of valid notice, permission, or waiver. These claims or liabilities could subject us to unexpected costs and adversely affect our operating results.

Our independent registered public accountants have reported to us that, at December 31, 2012, we had a material weakness in our internal control over financial reporting.

In connection with the audit of our financial statements for the year ended December 31, 2012, our independent registered public accountants identified deficiencies and in the aggregate a material weakness in our internal control over financial reporting. A “deficiency” in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

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The issues identified by our independent registered public accountants related to the timely and accurate review over our financial closing and reporting process, and resulted in part due to our lack of experienced personnel to perform detailed reviews. We have taken steps to address this issue by hiring an experienced Chief Financial Officer, who among other things, will be responsible for implementing formal procedures and processes to adequately review financial information, formalizing segregation of duties, and upgrading our accounting system to include additional controls.

Notwithstanding the actions we are taking, we may in the future identify other material weaknesses or significant deficiencies in connection with our internal control over financial reporting. Material weaknesses and significant deficiencies that may be identified in the future will need to be addressed as part of our evaluation of our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act, which will not apply to us until our second annual report on Form 10-K. Any future disclosures of a material weakness, or errors as a result of a material weakness, could result in a negative reaction in the financial markets and a decrease in the price of our common stock.

Regulatory Risks

The healthcare industry is heavily regulated. Our failure to comply with regulatory requirements could create liability for us, result in adverse publicity and negatively affect our business.

The healthcare industry is heavily regulated and is constantly evolving due to the changing political, legislative, regulatory landscape and other factors. Many healthcare laws, including the Patient Protection and Affordable Care Act (PPACA), that was signed into law in March 2010, are complex, and their application to specific services and relationships may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate or address the services that we provide. Further, healthcare laws differ from state to state and it is difficult to ensure that our business, products and services comply with evolving laws in all states. By way of example, certain federal and state laws forbid billing based on referrals between individuals or entities that have various financial, ownership, or other business relationships with healthcare providers. These laws vary widely from state to state, and one of the federal laws governing these relationships, known as the Stark Law, is very complex in its application. Similarly, many states have laws forbidding physicians from practicing medicine in partnership with non-physicians, such as business corporations, as well as laws or regulations forbidding splitting of physician fees with non-physicians or others. Other federal and state laws restrict assignment of claims for reimbursement from government-funded programs, the manner in which business service companies may handle payments for such claims and the methodology under which business services companies may be compensated for such services. Our failure to accurately anticipate the application of these laws and regulations to our business, or any other failure to comply with regulatory requirements, could create liability for us, result in adverse publicity and negatively affect our business.

In addition, federal and state legislatures and agencies periodically consider proposals to revise aspects of the healthcare industry or to revise or create additional statutory and regulatory requirements. For instance, certain computer software products are regulated as medical devices under the Federal Food, Drug, and Cosmetic Act. The Food and Drug Administration (FDA) may become increasingly active in regulating software intended for use in healthcare settings. Regulatory authorities such as the Centers for Medicare and Medicaid Services (CMS) may also impose functionality standards with regard to electronic prescribing technologies. If implemented, proposals like these could impact our operations, the use of our services and our ability to market new services, or could create unexpected liabilities for us. We cannot predict what changes to laws or regulations might be made in the future or how those changes could affect our business or our operating costs.

If we do not maintain the certification of our EHR solutions pursuant to the HITECH Act, our business, financial condition and results of operations will be adversely affected.

The HITECH Act provides financial incentives for healthcare providers that demonstrate “meaningful use” of EHR and mandates use of health information technology systems that are certified according to technical standards developed under the supervision of the U.S. Department of Health and Human Services (HHS). The HITECH Act also imposes certain requirements upon governmental agencies to use, and requires healthcare providers, health plans, and insurers contracting with such agencies to use, systems that are certified according to such standards. Such standards and implementation specifications that are being developed under the HITECH Act includes named standards, architectures, and software schemes for the authentication and security of individually identifiable health information and the creation of common solutions across disparate entities.

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The HITECH Act’s certification requirements affect our business because we have invested and continue to invest in conforming our products and services to these standards. HHS has developed certification programs for electronic health records and health information exchanges. Our web-based EHR solution has been certified as a complete EHR by ICSA Labs, a non- governmental, independent certifying body, which indicates that our EHR solutions meet the 2011/2012 criteria to support Stage 1 “meaningful use” as required by HHS to assist providers in their efforts to meet the goals and objectives of “meaningful use,” making such providers eligible for funding under the HITECH Act if our EHR is used appropriately. However, Stage 1 only refers to the first set of “meaningful use” objectives that must be met to be eligible for incentive payments. Stage 2 criteria, which was recently defined and is set to begin in 2014, expands upon the Stage 1 criteria while ensuring a focus on the meaningful use of EHRs. Stage 3 requirements have yet to be defined. As the standards are developed, we may need to use additional resources to meet the newly defined requirements, which could lead to delays necessary to modify our solutions. We must ensure that our EHR solutions continue to be certified according to applicable HITECH Act technical standards so that our customers qualify for “meaningful use” incentive payments. Failure to maintain this certification under the HITECH Act could jeopardize our relationships with customers who are relying upon us to provide certified software, and will make our products and services less attractive to customers than the offerings of other EHR vendors who maintain certification of their products.

If a breach of our measures protecting personal data covered by HIPAA or the HITECH Act occurs, we may incur significant liabilities.

The Health Insurance Portability and Accountability Act of 1996, as amended (HIPAA), and the regulations that have been issued under it contain substantial restrictions and requirements with respect to the use, collection, storage and disclosure of individuals’ protected health information. Under HIPAA, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. In February 2009, HIPAA was amended by the HITECH Act to add provisions that impose certain of HIPAA’s privacy and security requirements directly upon business associates of covered entities. Under HIPAA and the HITECH Act, our customers are covered entities and we are a business associate of our customers as a result of our contractual obligations to perform certain services for those customers. The HITECH Act transferred enforcement authority of the security rule from CMS to the Office for Civil Rights of HHS, thereby consolidating authority over the privacy and security rules under a single office within HHS. Further, HITECH empowered state attorneys general to enforce HIPAA.

The HITECH Act heightened enforcement of privacy and security rules, indicating that the imposition of penalties will be more common in the future and such penalties will be more severe. For example, the HITECH Act requires that the HHS fully investigate all complaints if a preliminary investigation of the facts indicates a possible violation due to “willful neglect” and imposes penalties if such neglect is found. Further, where our liability as a business associate to our customers was previously merely contractual in nature, the HITECH Act now treats the breach of duty under an agreement by a business associate to carry the same liability as if the covered entity engaged in the breach. In other words, as a business associate, we are now directly responsible for complying with HIPAA. We may find ourselves subject to increased liability as a possible liable party and we may incur increased costs as we perform our obligations to our customers under our agreements with them.

Finally, regulations also require business associates to notify covered entities, who in turn must notify affected individuals and government authorities of data security breaches involving unsecured protected health information. We have performed an assessment of the potential risks and vulnerabilities to the confidentiality, integrity and availability of electronic health information. In response to this risk analysis, we implemented and maintain physical, technical and administrative safeguards intended to protect all personal data and have processes in place to assist us in complying with applicable laws and regulations regarding the protection of this data and properly responding to any security incidents. If we knowingly breach the HITECH Act’s requirements, we could be exposed to criminal liability. A breach of our safeguards and processes could expose us to civil penalties (up to $1.5 million for identical incidences) and the possibility of civil litigation.

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If we or our customers fail to comply with federal and state laws governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, we or our customers may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

As a participant in the healthcare industry, our operations and relationships, and those of our customers, are regulated by a number of federal, state and local governmental entities. The impact of these regulations can adversely affect us even though we may not be directly regulated by specific healthcare laws and regulations. We must ensure that our products and services can be used by our customers in a manner that complies with those laws and regulations. Inability of our customers to do so could affect the marketability of our products and services or our compliance with our customer contracts, or even expose us to direct liability under the theory that we had assisted our customers in a violation of healthcare laws or regulations. A number of federal and state laws, including anti-kickback restrictions and laws prohibiting the submission of false or fraudulent claims, apply to healthcare providers and others that make, offer, seek or receive referrals or payments for products or services that may be paid for through any federal or state healthcare program and, in some instances, any private program. These laws are complex and their application to our specific services and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Federal and state regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other healthcare reimbursement laws and rules. From time to time, participants in the healthcare industry receive inquiries or subpoenas to produce documents in connection with government investigations. We could be required to expend significant time and resources to comply with these requests, and the attention of our management team could be diverted by these efforts. The occurrence of any of these events could give our customers the right to terminate our contracts with us and result in significant harm to our business and financial condition.

These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability and could, among other things, adversely affect demand for our services, invalidate all or portions of some of our contracts with our customers, require us to change or terminate some portions of our business, require us to refund portions of our revenue, cause us to be disqualified from serving customers doing business with government payers, and give our customers the right to terminate our contracts with them, any one of which could have an adverse effect on our business.

Potential healthcare reform and new regulatory requirements placed on our products and services could increase our costs, delay or prevent our introduction of new products or services, and impair the function or value of our existing products and services.

Our products and services may be significantly impacted by healthcare reform initiatives and will be subject to increasing regulatory requirements, either of which could negatively impact our business in a multitude of ways. If substantive healthcare reform or applicable regulatory requirements are adopted, we may have to change or adapt our products and services to comply. Reform or changing regulatory requirements may also render our products or services obsolete or may block us from accomplishing our work or from developing new products or services. This may in turn impose additional costs upon us to adapt to the new operating environment or to further develop or modify our products and services. For example, the conversion to the ICD-10-CM standard for coding medical diagnoses will likely cause significant disruption to our industry and consume a large amount of our resources. Such reforms may also make introduction of new products and service more costly or more time-consuming than we currently anticipate. These changes may also prevent our introduction of new products and services or make the continuation or maintenance of our existing products and services unprofitable or impossible.

Additional regulation of the disclosure of medical information outside the United States may adversely affect our operations and may increase our costs.

Federal or state governmental authorities may impose additional data security standards or additional privacy or other restrictions on the collection, use, transmission, and other disclosures of medical information. Legislation has been proposed at various times at both the federal and the state level that would limit, forbid, or regulate the use or transmission of medical information outside of the United States. Such legislation, if adopted, may render our use of our servers in Pakistan for work related to such data impracticable or substantially more expensive. Alternative processing of such information within the United States may involve substantial delay in implementation and increased cost.

Our services present the potential for embezzlement, identity theft, or other similar illegal behavior by our employees.

Among other things, our services from time to time involve handling mail from payers and from patients for our customers, and this mail frequently includes original checks and credit card information and occasionally includes currency. Even in those cases in which we do not handle original documents or mail, our services also involve the use and disclosure of personal and business information that could be used to impersonate third parties or otherwise gain access to their data or funds. The manner in which we store and use certain financial information is governed by various federal and state laws. If any of our employees takes, converts, or misuses such funds, documents, or data, we could be liable for damages, subject to regulatory actions and penalties, and our business reputation could be damaged or destroyed. In addition, we could be perceived to have facilitated or participated in illegal misappropriation of funds, documents, or data and therefore be subject to civil or criminal liability.

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Risks Related to this Offering and Ownership of Shares of Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock.

There is currently no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market in our common stock, or how liquid that market might be. If an active market does not develop, you may have difficulty selling your shares of our common stock. The initial public offering price of our common stock will be determined by the negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following the completion of this offering.

Our revenues, operating results and cash flows may fluctuate in future periods and we may fail to meet investor expectations, which may cause the price of our common stock to decline.

Variations in our quarterly and year-end operating results are difficult to predict and may fluctuate significantly from period to period. If our sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Specific factors that may cause fluctuations in our operating results include:

•	demand and pricing for our products and services;

•	government or commercial healthcare reimbursement policies;

•	physician and patient acceptance of any of our current or future products;

•	introduction of competing products;

•	our operating expenses which fluctuate due to growth of our business;

•	timing and size of any new product or technology acquisitions we may complete; and

•	variable sales cycle and implementation periods for our products and services.

Once our common stock begins trading, the market price of our shares may fluctuate widely.

We cannot predict the prices at which our common stock may trade after this offering. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	a shift in our investor base;

•	our quarterly or annual results of operations, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions, dispositions or software developments;

•	the failure to maintain our NASDAQ listing or failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

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•	overall market fluctuations; and

•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Future sales of shares of our common stock could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

Upon completion of this offering, we will have outstanding [____] shares of common stock. Of these shares, the shares sold in this offering (except for shares purchased by affiliates), and [____] additional shares will be freely tradable immediately. The remaining [____] shares of common stock, including approximately [____] shares to be issued to the Target Companies (based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), are currently restricted as a result of securities laws, escrows or lock-up agreements but will be able to be sold after the offering as described in the section of this prospectus entitled “Shares Eligible For Future Sale.”

In addition, promptly following the completion of this offering, we intend to file a registration statement on Form S-8 registering the issuance of approximately [____] shares of common stock subject to options or other equity awards issued or reserved for future issuance under our 2013 Equity Incentive Plan. Shares registered under this registration statement on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements referred to above and the restrictions of Rule 144 in the case of our affiliates.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. At the initial public offering price of $      , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, with net proceeds of $     million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, investors who purchase shares in this offering will have contributed approximately [__]% of the total amount of funding we have received to date, but will only hold approximately [__]% of the total voting rights, giving effect to the issuance of [  ] shares of our common stock upon the closing of the acquisition of the Target Companies. The dilution will be $[___] per share in the net tangible book value of the common stock from the assumed initial public offering price. For more information refer to “Dilution.”

Your percentage ownership will be further diluted in the future.

Your percentage ownership will be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees. Prior to the completion of this offering, our board of directors and stockholders will have approved our 2013 Equity Incentive Plan, which provides for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants.

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Control by Mahmud Haq may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, Mahmud Haq, our founder and Chief Executive Officer, will beneficially own [___]% of our outstanding shares of common stock. As a result, Mr. Haq will exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management, and will make the approval of certain transactions difficult or impossible without his support, which in turn could reduce the price of our common stock.

We will have broad discretion in using the proceeds of this offering, and we may not effectively expend the proceeds.

We intend to use approximately $24.2 million of the net proceeds of this offering to fund the cash portion of the purchase price for the Target Companies, although this amount may increase or decrease by up to 10% based on the actual price at which our common stock is sold in this offering. We expect to use the balance for working capital and general corporate purposes, which may include financing our growth, developing new products and services, and funding capital expenditures, acquisitions and investments. We will have significant flexibility and broad discretion in applying the net proceeds of this offering after paying the cash purchase price for the acquisition of the Target Companies, and we may not apply these proceeds effectively. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds, and you will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Provisions of Delaware law, of our amended and restated charter and amended and restated bylaws may make a takeover more difficult, which could cause our stock price to decline.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt, which is opposed by management and the board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. We have a staggered board of directors that makes it difficult for stockholders to change the composition of the board of directors in any one year. Further, our amended and restated certificate of incorporation will provide for the removal of a director only for cause and by the affirmative vote of the holders of at least 66⅔% of the outstanding shares entitled to cast their vote for the election of directors, which may discourage a third party from making a tender offer or otherwise attempting to obtain control of us. These and other anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors. Such provisions may also limit the price that investors might be willing to pay for shares of our common stock in the future.

Any issuance of preferred stock in the future may dilute the rights of our common stockholders.

Our board of directors will have the authority to issue up to [_____________] shares of preferred stock and to determine the price, privileges and other terms of these shares. Our board of directors may exercise this authority without any further approval of stockholders. The rights of the holders of common stock may be adversely affected by the rights of future holders of preferred stock.

We do not intend to pay cash dividends on our common stock.

Currently, we do not anticipate paying any cash dividends to holders of our common stock. As a result, capital appreciation, if any, of our common stock will be a stockholder’s sole source of gain.

Complying with the laws and regulations affecting public companies will increase our costs and the demands on management and could harm our operating results.

As a public company and particularly after we cease to be an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the NASDAQ Stock Market impose various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

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In addition, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning with the year ending December 31, 2014, we will need to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. As an “emerging growth company” we will elect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, we may no longer avail ourselves of this exemption when we cease to be an “emerging growth company” and, when our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on internal control from our independent registered public accounting firm.

The JOBS Act allows us to postpone the date by which we must comply with certain laws and regulations and to reduce the amount of information provided in reports filed with the SEC. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are and we will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenues equal or exceed $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, will therefore be subject to the same new or revised accounting standards at the same time as other public companies that are not emerging growth companies.

We cannot predict if investors will find our common stock less attractive because we will rely on some of the exemptions available to us under the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. If we avail ourselves of certain exemptions from various reporting requirements, our reduced disclosure may make it more difficult for investors and securities analysts to evaluate us and may result in less investor confidence.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations or future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “intends,” “expects,” “plans,” “goals,” “projects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to:

•	Our ability to manage our growth;

•	Our ability to retain customers of the Target Companies and to migrate those customers to our solutions and services;

•	Our ability to compete with other companies that are developing and selling services that are competitive with our products and services and who may have greater resources and name recognition than we do;

•	Our ability to maintain our operations in Pakistan and continue to offer competitively priced products and services;

•	Market acceptance of our products and services;

•	Changes in the healthcare industry and the changing regulatory environment we operate in;

•	Our ability to attract and retain personnel, including the services of Mahmud Haq;

•	Our ability to protect or enforce our intellectual property rights;

•	Our ability to maintain and protect the privacy of our customers’ and their patients’ data; and

•	Other factors discussed elsewhere in this prospectus.

These forward-looking statements are only predictions, are uncertain and involve substantial known and unknown risks, uncertainties and other factors which may cause our (or our industry’s) actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. The “Risk Factors” section of this prospectus sets forth detailed risks, uncertainties and cautionary statements regarding our business and these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing regulatory environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all of the risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.

We cannot guarantee future results, levels of activity or performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These cautionary statements should be considered with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, including the securities laws of the U.S., we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events. Other than with respect to the acquisition of the Target Companies, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or other investments or strategic transactions we may engage in.

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USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be $     million, based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Our net proceeds will increase by approximately $     million if the underwriters’ option to purchase additional shares is exercised in full.

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share would increase or decrease the net proceeds that we receive from this offering by $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by $    million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions.

We intend to use the net proceeds of this offering to fund the cash portion of the purchase price for the Target Companies in the amount of approximately $24.2 million (assuming an initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and for working capital and other general corporate purposes, including the expansion of our sales and marketing team, the enhancement of our products and services. In addition, we may also use a portion of the net proceeds that we receive for the acquisition of or investment in the businesses or assets of other medical billing companies that we believe are complementary to our present business. Other than with respect to the Target Companies, we have not entered into any agreement or commitment with respect to any acquisitions or investments at this time.

Other than the cash portion of the purchase price for the Target Companies, we cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the pace of the integration of the Target Companies businesses, the level of our sales and marketing activities and any additional acquisitions or investments. Pending the use of the proceeds from this offering described above, we plan to invest the net proceeds that we receive in this offering in short- term and intermediate- term interest- bearing obligations, investment grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements, our overall financial condition and other factors that our board of directors considers relevant.

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CAPITALIZATION

The following table sets forth our cash and our capitalization as of June 30, 2013:

•	on an actual basis;
•	on a pro forma basis after giving effect to the planned acquisitions of the Target Companies; and
•	on a pro forma as adjusted basis to reflect the pro forma adjustments set forth above, and the
•	filing of our amended and restated certificate of incorporation to effect the ____-for-1 stock split of our common stock which will occur in connection with the completion of this offering, and
•	sale of shares of our common stock offered by us at an initial public offering price equal to $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the receipt of estimated net proceeds therefrom of $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, payable by us, and assuming no exercise of the underwriter’s option to purchase additional shares from us.

You should read this information together with the consolidated historical and unaudited pro forma condensed consolidated financial statements and the related notes thereto included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Selected Historical Consolidated Financial Information” sections of this prospectus.

	As of June 30, 2013
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands, except share data)
Cash(1)	$484	$(23,737)
Debt, current portion	1,907	1,907
Long-term debt, net of current portion	1,547	1,547
Total debt	3,454	3,454
Stockholders' equity
Common stock, $.001 par value, authorized 1,000,000 shares, 589,800 shares issued and outstanding, actual; authorized [ ]shares, [ ] shares issued and outstanding, pro forma; authorized [ ]shares, [ ] shares issued and outstanding, pro forma as adjusted	1	2
Accumulated other comprehensive loss	(128)	(128)
Additional paid-in capital	256	10,942
Retained earnings	152	152
Total stockholders' equity	281	10,968
Total capitalization	$3,735	$14,422

(1) Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease each of cash, additional paid in capital, total stockholders’ equity and total capitalization by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, cash and cash equivalents, additional paid in capital total stockholders’ equity and total capitalization by approximately $        million, assuming an initial offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above is based on 589,800 shares of common stock outstanding as of June 30, 2013, and excludes        shares of common stock to be reserved for future issuance under our 2013 Equity Incentive Plan, to be adopted prior to completion of this offering.

27

DILUTION

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of June 30, 2013 was $    million, or $     per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding, as of June 30, 2013, after giving effect to the issuance of     shares of our common stock upon the closing of the acquisitions of the Target Companies, which is expected to occur upon the closing of this offering.

After giving effect to the sale by us of        shares of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2013 would have been $    million, or $     per share. This amount represents an immediate increase in pro forma net tangible book value of $    per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $    per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share	$-
Pro forma net tangible book value per share before this offering	-
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	-
Pro forma net tangible book value per share to new investors in this offering	-
Dilution in pro forma net tangible book value per share to new investors in this offering	$-

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma adjusted net tangible book value per share to new investors by $   and would increase or decrease, as applicable, dilution per share to new investors in this offering by $    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $      per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $      per share.

The following table presents on a pro forma as adjusted basis as of June 30, 2013, after giving effect to the issuance of shares of our common stock upon the closing of the acquisitions of the Target Companies, which is expected to occur on the closing of this offering, the differences between existing stockholders and new investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, giving effect to the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
	(in thousands, other than per share data and percentages)
Existing stockholders
New investors
Total	-	0%	-	0%

28

Each $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares from us in full, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon the completion of this offering.

The outstanding share information in the tables above is based on       shares of our common stock (including shares of common stock to be issued to the Target Companies upon the closing of this offering) outstanding as of June 30, 2013, and excludes       shares of common stock to be reserved for issuance under our 2013 Equity Incentive Plan, to be adopted prior to completion of this offering.

29

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The historical consolidated statements of operations data presented below for the years ended December 31, 2011 and 2012 as well as the consolidated balance sheet data as of December 31, 2011 and 2012, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated statements of operations data presented below for the years ended December 31, 2008, 2009 and 2010 as well as the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements not included in this prospectus. Our historical condensed consolidated statements of operations data for the six months ended June 30, 2012 and 2013 and the historical condensed consolidated balance sheet data as of June 30, 2013 are derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results that may be expected for the full year or any other period.

The financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited and unaudited consolidated historical financial statements and the notes thereto for MTBC included elsewhere in this prospectus.

Consolidated Statements of Operations Data	Year ended December 31,					Six Months ended June 30,
	2008	2009	2010	2011	2012	2012	2013
				(in thousands, except per share data)
Net revenue	$5,147	$6,501	$9,229	$10,089	$10,017	$4,992	$4,542
Operating expenses:
Direct operating costs	2,031	2,543	3,914	4,506	4,257	2,157	1,844
Selling and marketing	203	215	202	198	266	150	120
General and administrative	1,749	2,534	3,671	3,832	4,397	2,290	2,175
Research and development	200	244	409	410	396	191	196
Depreciation and amortization	378	545	509	546	679	311	364
Total operating expenses	4,561	6,081	8,705	9,492	9,995	5,099	4,699

Operating income (loss)	586	420	524	597	22	(107)	(157)

Interest expense — net	125	83	25	16	74	26	47
Other income — net	(65)	3	(112)	133	169	91	96
Income (loss) before provision (benefit) for income taxes	396	340	387	714	117	(42)	(108)
Income tax provision (benefit)	126	100	140	244	-	-	(33)
Net income (loss)	$270	$240	$247	$470	$117	$(42)	$(75)

Weighted average common shares outstanding
Basic and diluted	590	590	590	590	590	590	590
Net income (loss) per share
Basic and diluted	$0.46	$0.41	$0.42	$0.80	$0.20	$(0.07)	$(0.13)

30

Consolidated Balance Sheet Data	As of December 31,					As of June 30,
	2008	2009	2010	2011	2012	2013
	(in thousands)
Cash	$279	$174	$302	$408	$268	$484
Working capital (net) (1)	(462)	(683)	(572)	279	(504)	(934)
Total assets	2,177	2,126	3,537	2,838	3,484	5,166
Long-term debt	944	399	412	414	330	1,547
Stockholders' equity	(596)	(359)	(109)	360	406	281

Other Financial Data	Year ended December 31,					Six Months ended June 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands)
EBITDA (2)	$899	$968	$921	$1,276	$870	$295	$303

(1)	Working Capital is defined as current assets less current liabilities.

(2)	To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and operational decision-making, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, a non-GAAP financial measure of earnings. EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization. Our management uses EBITDA as a financial measure to evaluate the profitability and efficiency of our business model. We use this non-GAAP financial measure to assess the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measure that is derived from them, provide supplemental information to analyze our operations between periods and over time. Investors should consider our non-GAAP financial measure in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

The following table contains a reconciliation of net income (loss) to EBITDA.

Reconciliation of net income (loss)	Year ended December 31,					Six Months ended June 30,
to EBITDA	2008	2009	2010	2011	2012	2012	2013
	(in thousands)
Net income (loss)	$270	$240	$247	$470	$117	$(42)	$(75)
Depreciation	195	348	322	342	263	139	122
Amortization	183	197	187	204	416	172	242
Interest expense — net	125	83	25	16	74	26	47
Income tax provision	126	100	140	244	-	-	(33)
EBITDA	$899	$968	$921	$1,276	$870	$295	$303

31

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

We prepared the following unaudited pro forma condensed combined financial statements by applying certain pro forma adjustments to the historical consolidated financial statements of MTBC. The pro forma adjustments give effect to the following transactions (the "Transactions"):

•	Our acquisition of GlobalNet Solutions, Inc. (“GNet”) on March 30, 2012,

•	Our acquisition of Metro Medical Management Services, Inc. (“Metro Medical”) on June 30, 2013,

•	Our planned acquisition of Omni Medical Billing Services, LLC (“Omni”),

•	Our planned acquisition of Practicare Medical Management, Inc. (“Practicare”),

•	Our planned acquisition of CastleRock Solutions, and

•	The estimated net proceeds from our initial public offering and the application of the estimated proceeds therefrom.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 and for the six months ended June 30, 2013 give effect to the Transactions as if each of them had occurred on January 1, 2012. The unaudited pro forma condensed combined balance sheet as of June 30, 2013 gives effect to the Transactions as if each of them had occurred on June 30, 2013.

These pro forma condensed combined financial statements include adjustments for our planned acquisitions because we believe each of these acquisitions are probable under the standards of Rule 3-05 of Regulation S-X. The results of two significant businesses acquired in 2012 and 2013 are shown for the period prior to their acquisition by MTBC. The Company also entered into three other acquisitions during 2012 that did not, individually or in aggregate, meet the significance test in Rule 3-05 of Regulation S-X and are therefore not included in the pro forma condensed combined financial statements.

We will close the acquisition of the Target Companies concurrently with and as a condition to the consummation of this offering. Unless we close all of the Target Company acquisitions, we will not close any of the acquisitions and we will not close this offering.

The historical financial statements of MTBC and each of the businesses whose acquisition is planned appear elsewhere in this prospectus. The historical financial statements of GNet are not required to be presented in this prospectus, as GNet has been included in our audited 2012 results for nine months. The historical financial statements of Metro Medical are not required to be presented in this prospectus as the acquisition occurred on June 30, 2013, which is less than 75 days before the date of this prospectus. We have based our estimated historical financial information for Metro Medical on preliminary results as reported by its management.

We have based the pro forma adjustments upon available information and certain assumptions that we believe are reasonable under the circumstances. We describe in greater detail the assumptions underlying the pro forma adjustments in the accompanying notes, which you should read in conjunction with these unaudited pro forma condensed combined financial statements. In many cases, we based these assumptions on preliminary information and estimates. The actual adjustments to our audited consolidated financial statements will depend upon a number of factors and additional information that will be available on or after the closing date of our initial public offering. Accordingly, the actual adjustments that will appear in our financial statements will differ from these pro forma adjustments, and those differences may be material.

We account for our completed and proposed acquisitions using the acquisition method of accounting for business combinations under GAAP. Under the acquisition method of accounting, the total consideration paid is allocated to an acquired company's tangible and intangible assets, net of liabilities, based on their estimated fair values as of the acquisition date. As of the date of this prospectus, we have not completed the valuation studies necessary to finalize the acquisition date fair values of the assets acquired and liabilities assumed and the related allocation of purchase price for the Metro Medical acquisition. Accordingly, the values of the assets and liabilities set forth in these unaudited pro forma condensed combined financial statements for this business are preliminary. In addition, we have not completed the acquisition of the Target Companies and therefore the estimated purchase price and fair value of the Target Companies’ assets to be acquired and liabilities assumed is preliminary. Once we complete our final valuation processes, for both our consummated and planned acquisitions, we may report changes to the value of the assets acquired and liabilities assumed, as well as the amount of goodwill, and those changes could differ materially from what we present here.

32

We provide these unaudited pro forma condensed combined financial statements for informational purposes only. These unaudited pro forma condensed combined financial statements do not purport to represent what our results of operations or financial condition would have been had the Transactions actually occurred on the assumed dates, nor do they purport to project our results of operations or financial condition for any future period or future date. You should read these unaudited pro forma condensed combined financial statements in conjunction with "Capitalization," "Selected Historical Consolidated Financial Information" "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical financial statements, including the related notes thereto, appearing elsewhere in this prospectus.

33

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2012

				Adjustments
			Metro	for Revenues Not	MTBC + Previously				Planned
	MTBC	GNet	Medical	Acquired	Acquired	Omni	Practicare	CastleRock	Acquisition	Pro Forma		Pro Forma
	2012	1/1-3/29/12	2012	(1)	Subtotal	2012	2012	2012	Subtotal	Adjustments		Combined
	(in thousands, except per share data)
Net revenue	$10,017	$273	$3,390	$(249)	$13,431	$9,487	$6,387	$4,752	$20,626	$-	(1)	$34,057
Operating expenses:
Direct operating costs	4,257	198	2,432	-	6,887	5,539	4,727	1,552	11,818	-		18,705
Selling, general & administrative	4,663	142	907	-	5,712	3,215	1,293	3,263	7,771	-		13,483
Research and development	396	-	-	-	396	-	-	-	-	-		396
Depreciation and amortization	679	3	23	-	705	1,012	87	191	1,290	5,162	(2)	7,157
Total operating expenses	9,995	343	3,362	-	13,700	9,766	6,107	5,006	20,879	5,162		39,741

Operating income (loss)	22	(70)	28	(249)	(269)	(279)	280	(254)	(253)	(5,162)		(5,684)

Interest expense — net	74	-	-	-	74	48	3	57	108	48	(3)	230
Other income — net	169	-	-	-	169	45	5	-	50	-		219
Income (loss) before provision (benefit) for income taxes	117	(70)	28	(249)	(174)	(282)	282	(311)	(311)	(5,210)		(5,695)
Income tax provision (benefit)	-	-	-	-	-	-	-	-	-	(2,325)	(4)	(2,325)
Net income (loss)	$117	$(70)	$28	$(249)	$(174)	$(282)	$282	$(311)	$(311)	$(2,885)		$(3,370)
Weighted average common shares outstanding
Basic and diluted	590									[ ]	(11)	[ ]
Net income (loss) per share
Basic and diluted	$0.20											[ ]

34

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the six months ended June 30, 2013

	Six Months ended June 30, 2013
			Adjustments	MTBC +
			for Revenues	Previously				Planned
		Metro	Not	Acquired				Acquisition	Pro Forma		Pro Forma
	MTBC	Medical	Acquired (1)	Subtotal	Omni	Practicare	CastleRock	Subtotal	Adjustments		Combined
	(in thousands, except per share data)
Net revenue	$4,542	$1,815	$(184)	$6,173	$5,640	$2,380	$2,151	$10,171	$-	(1)	$16,344
Operating expenses:
Direct operating costs	1,844	1,301	-	3,145	3,952	2,204	675	6,831	-		9,976
Selling, general & administrative	2,295	487	-	2,782	1,152	564	1,544	3,260	-		6,042
Research and development	196	-	-	196	-	-	-	-	-		196
Depreciation and amortization	364	7	-	371	474	40	95	609	2,468	(2)	3,448
Total operating expenses	4,699	1,795	-	6,494	5,578	2,808	2,314	10,700	2,468		19,662

Operating income (loss)	(157)	20	(184)	(321)	62	(428)	(163)	(529)	(2,468)		(3,318)

Interest expense — net	47	-	-	47	18	1	23	42	9	(3)	98
Other income — net	96	-	-	96	20	0	-	20	-		116
Income (loss) before provision (benefit) for income taxes	(108)	20	(184)	(272)	64	(429)	(186)	(551)	(2,477)		(3,300)
Income tax provision (benefit)	(33)	-	-	(33)	-	-	-	-	(1,277)	(4)	(1,310)
Net income (loss)	$(75)	$20	$(184)	$(239)	$64	$(429)	$(186)	$(551)	$(1,200)		$(1,990)
Weighted average common shares outstanding
Basic and diluted	590								[ ]	(11)	[ ]
Net income (loss) per share
Basic and diluted	$(0.13)										[ ]

35

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2013

					Adjustments			Acquisition
					for Assets		Planned	Related		Pro Forma			Consolidated
					Not		Acquisition	Pro Forma		for	IPO		Pro Forma
	MTBC	Omni	Practicare	CastleRock	Acquired		Subtotal	Adjustments		Acquisitions	Proceeds		Results
	(in thousands)
Cash	$484	$167	$338	$105	$ (610)	(5)	$-	$(24,221)		$(23,737)	[ ]	(10)	$(23,737)
Accounts receivable - net	848	1,317	601	776	(2,694)	(6)	-	-		848			$848
Other current assets	496	37	447	46	-	(6)	530	-		1,026			1,026
Current assets	1,828	1,521	1,386	927	(3,304)		530	(24,221)		(21,863)	-		(21,863)
PP&E - net	462	185	106	12	-	(6)	303	-		765			765
Intangible assets - net	1,987	2,122	20	420	(2,562)	(6)	-	16,942	(7)	18,929			18,929
Goodwill	363	1,690	-	328	(2,018)	(6)	-	17,133	(8)	17,496			17,496
Other LT assets	526	32	-	11	(43)	(6)	-	-		526			526
Total assets	$5,166	$5,550	$1,512	$1,698	$(7,927)		$833	$9,854		$15,853	$-		$15,853

Accounts payable	140	206	50	546	(802)	(6)	-	-		140			140
Accrued expenses	641	-	129	-	(129)	(6)	-	-		641			641
Short term debt	1,907	809	73	210	(1,092)	(6)	-	-		1,907			1,907
Deferred revenue	55	-	-	-	-	(6)	-	-		55			55
Other current liabilities	19	179	-	-	(179)	(6)	-	-		19			19
Total current liabilities	2,762	1,194	252	756	(2,202)		-	-		2,762	-		2,762
Long term debt	1,547	586	-	333	(919)	(6)	-	-		1,547			1,547
Other LT liabilities	576	-	-	-	-	(6)	-	-		576			576
Total liabilities	4,885	1,780	252	1,089	(3,121)		-	-		4,885	-		4,885

Common stock	1	-	10	10	(20)	(9)	-	1	(9)	2	[ ]	(9)	2
Additional paid-in capital	256	-	529	1,125	(1,654)	(9)	-	10,686	(9)	10,942	[ ]	(9)	10,942
Retained earnings	152	3,770	1,301	(379)	(4,692)	(9)	-	-		152			152
Treasury stock	-		(580)	-	580	(9)	-	-		-			-
Minority interest in subsidiary				(147)	147	(9)	-	-		-			-
Accumulated other comprehensive loss	(128)	-	-	-	-	(9)	-	-		(128)			(128)
Total shareholders' equity	281	3,770	1,260	609	(5,639)		-	10,687		10,968	-		10,968

Total liabilities & equity	$5,166	$5,550	$1,512	$1,698	$(8,760)		$-	$10,687		$15,853	$-		$15,853

36

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(tables in thousands, except per share amounts)

In connection with our planned acquisition of the Target Companies, we have entered into asset purchase agreements, which are materially similar, with the following three companies:

•	Omni Medical Billing Services, LLC

•	Practicare Medical Management, Inc.

•	CastleRock Solutions, Inc.

FOOTNOTES:

(1)	Elimination of Customers not Acquired — We have adjusted the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 and the six months ended June 30, 2013 to eliminate customers not acquired. The Metro Medical purchase agreement specified certain customers which were explicitly excluded from the asset purchase agreement.

Elimination of Customers not Acquired

	Year ended December 31, 2012	Six Months ended June 30, 2013
	Metro Medical	Metro Medical

Revenue of customers not acquired	$249	$184

(2)	Amortization of Intangible Assets — We amortize intangible assets over their estimated useful lives. We based the estimated useful lives of acquired intangible assets on the amount and timing in which we expect to receive an economic benefit. We assigned these intangible assets a useful life of 3 years based upon a number of factors, including contractual agreements, consumer awareness and economic factors pertaining to the combined companies.

The estimates of fair value and weighted-average useful lives could be impacted by a variety of factors including legal, regulatory, contractual, competitive, economic or other factors. Increased knowledge about these factors could result in a change to the estimate fair value of these intangible assets and/or the weighted-average useful lives from what we have assumed in these unaudited pro forma condensed combined financial statements. In addition, the combined effect of any such changes could result in a significant increase or decrease to the related amortization expense estimates.

The amortization of intangible assets of our planned acquisitions, shown below, assumes that the assets were acquired on January 1, 2012 and amortized over the period associated with each statement of operations.

Amortization Expense for Planned Acquisitions				Planned
				Acquisitions
	Omni	Practicare	CastleRock	Total Expense
For the six months ended June 30, 2013
Pro forma	$1,607	$656	$560	$2,823
As recorded in historical financial statements of Target Companies	435	20	90	545
Pro forma adjustment	$1,172	$636	$470	$2,278
For the year ended December 31, 2012
Pro forma	3,215	1,313	1,120	5,648
As recorded in historical financial statements of Target Companies	880	40	11	931
Pro forma adjustment	$2,335	$1,273	$1,109	$4,717

37

The following table sets forth the amortization expense of the completed acquisitions as if each of them had occurred on January 1, 2012 to arrive at the total pro forma amortization expense for the period associated with each statement of operations. The pro forma amortization for completed acquisitions is reduced by the amount of amortization expense already recognized in our historical statements of operations to arrive at the pro forma adjustment.

Amortization Expense for Acquired Businesses			Aquired
		Metro	Business
	GNet	Medical	Total Expense

For the six months ended June 30, 2013
Pro forma	$133	$190	$323
As recorded in historical financial statements of MTBC	133	-	133
Pro forma adjustment	$-	$190	$190
For the year ended December 31, 2012
Pro forma	266	379	645
As recorded in historical financial statements of MTBC	200	-	200
Pro forma adjustment	$66	$379	$445

The following table provides the total adjustment to amortization expense for planned and completed acquisitions for the six months ended June 30, 2013 and the year ended December 31, 2012:

Total Adjustment to Amortization Expense
	Six months ended	Year ended
	June 30, 2013	December 31, 2012

Completed acquisitions	$190	$445
Planned acquisitions	2,278	4,717
Total amortization expense	$2,468	$5,162

(3)	Note Payable — Reflects the note payable to the seller of Metro Medical, in the amount of $1,225,000. This note is payable over 24 months, with a final payment due on August 1, 2015, and bears interest at the rate of 5% per annum. An interest expense in the amount of $48,054 has been provided for in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 and $9,116 for the six months ended June 30, 2013.

(4)	Provision (benefit) for Income Tax — The income tax effects reflected in the pro forma adjustments are based on an estimated statutory rate of 40%.

The following table details the pro forma adjustments to income taxes for the year ended December 31, 2012:

38

Provision for Income Taxes									Pro Forma Income
									(Loss) before
		Metro	Previously				Planned		Provision (Benefit)
	GNet	Medical	Acquired	Omni	Practicare	CastleRock	Acquisition	Pro Forma	for Income
Year ended December 31, 2012	1/1-3/29/12	2012	Subtotal	2012	2012	2012	Subtotal	Adjustments	Taxes

Net income (loss) before income taxes	$(70)	$(221)	$(291)	$(282)	$282	$(311)	$(311)	$(5,210)	$(5,812)
								Estimated provision (benefit) at statutory income tax rate of 40%	(2,325)
								Less provision (benefit) for income taxes:
								Metro Medical	-
								Omni	-
								Practicare	-
								CastleRock	-
								Pro forma tax adjustment	$(2,325)

The following table details the pro forma adjustments to income taxes for the six months ended June 30, 2013:

Provision for Income Taxes								Pro Forma Income
(Loss) before
		Previously				Planned		Provision (Benefit)
	Metro	Acquired				Acquisition	Pro Forma	for Income
Six months ended June 30, 2013	Medical	Subtotal	Omni	Practicare	CastleRock	Subtotal	Adjustments	Taxes

Net income (loss) before income taxes	$(164)	$(164)	$64	$(429)	$(186)	$(551)	$(2,477)	$(3,192)
							Estimated provision (benefit) at statutory income tax rate of 40%	(1,277)
Less provision (benefit) for income taxes:
							Metro Medical	-
							Omni	-
							Practicare	-
							CastleRock	-
							Pro forma tax adjustment	$(1,277)

(5)	Cash Consideration — The pro forma adjustment to cash reflects the cash we expect to pay in connection with our planned acquisitions.

Acquisition
Cash
Consideration

Pro forma adjustments to cash:
Omni acquisition	(16,299)
Practicare acquisition	(4,564)
CastleRock acquisition	(3,358)
Total net pro forma adjustments to cash	$(24,221)

Per the terms of our acquisition agreements, the cash consideration paid to the Target Companies is to subject adjustment based on the offering price of our shares of common stock in this offering. The exact cash consideration will not be known until closing of this offering and may differ by up to 10% from the amounts shown. If the offering price exceeds the midpoint of the estimated offering price range set forth on the cover page of this prospectus by       %, the acquisition cash consideration will increase by 10%. If the offering price is       % below the midpoint of the estimated offering price range, the acquisition cash consideration will decrease by 10%.

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(6)	Assets and Liabilities Not Acquired from Omni: — We adjusted the unaudited pro forma condensed combined balance sheet to eliminate approximately $1.5 million of tangible assets held by Omni that we do not expect to acquire, and approximately $1.8 million in liabilities that we do not expect to assume as part of the acquisition of Omni, which will be accomplished by an asset purchase agreement listing specific assets. The asset purchase agreement anticipates the purchase primarily of Omni’s customer relationships and agreements, as well as fixed assets, unbilled accounts receivable and other tangible assets, but not the purchase of accounts receivable or the assumption of any liabilities.

Assets and Liabilities Not Acquired from Practicare: — We adjusted the unaudited pro forma condensed combined balance sheet to eliminate approximately $939,000 of tangible assets held by Practicare that we do not expect to acquire, and approximately $252,000 in liabilities that we do not expect to assume as part of the acquisition of Practicare, which will be accomplished by an asset purchase agreement listing specific assets. The asset purchase agreement anticipates the purchase primarily of Practicare’s customer relationships and agreements, as well as fixed assets, unbilled accounts receivable and other tangible assets, but not the purchase of accounts receivable or the assumption of any liabilities.

Assets and Liabilities Not Acquired from CastleRock: — We adjusted the unaudited pro forma condensed combined balance sheet to eliminate approximately $892,000 of tangible assets held by CastleRock that we do not expect to acquire, and approximately $1.1 million in liabilities that we do not expect to assume as part of the acquisition of CastleRock, which will be accomplished by an asset purchase agreement listing specific assets. The asset purchase agreement anticipates the purchase primarily of CastleRock’s customer relationships and agreements, as well as fixed assets, unbilled accounts receivable and other tangible assets, but not the purchase of accounts receivable or the assumption of any liabilities.

Pro Forma Adjustments for Assets and Liabilities Not Acquired: — The following schedule summarizes the adjustments to assets and liabilities on the unaudited condensed combined balance sheets, including all adjustments above as well as adjustments to intangibles and goodwill specified below.

Pro Forma Adjustments	As of June 30, 2013
				Pro Forma
	Omni	Practicare	CastleRock	Adjustments
	(in thousands)
Cash	$(167)	$(338)	$(105)	$(610)
Accounts receivable	(1,317)	(601)	(776)	(2,694)
Other current assets	-	-	-	-
Property, plant and equipment, net	-	-	-	-
Other long-term assets	(32)	-	(11)	(43)
Net tangible assets	(1,516)	(939)	(892)	(3,347)
Intangible assets, net	(2,122)	(20)	(420)	(2,562)
Goodwill	(1,690)	-	(328)	(2,018)
Total assets	$(5,328)	$(959)	$(1,640)	$(7,927)
Deferred revenue	-	-	-	-
Short term debt	(809)	(73)	(210)	(1,092)
Other current liabilities	(385)	(179)	(546)	(1,110)
Long term debt	(586)	-	(333)	(919)
Other LT liabilities	-	-	-	-
Total liabilities	$(1,780)	$(252)	$(1,089)	$(3,121)

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(7)	Intangible Assets — We based our preliminary estimates of each intangible asset type/category that we expect to recognize as part of the planned acquisitions on the nature of the businesses and the contracts that we have entered into with the sellers. We also based our estimates on experiences from our prior acquisitions and the types of intangible assets that we recognized as part of those acquisitions. In particular, our experience with our prior acquisitions indicates to us that customer contracts and customer relationships and non-compete agreements compose the significant majority of intangible assets for these types of business. We typically acquire the trademarks and trade names of the businesses we acquire, for defensive purposes, but we do not continue doing business under these names, which typically do not have registered trademarks and are not defensible. We have determined that the value of these trademarks is de minimis and have recorded no value on financial statements. We based the preliminary estimated useful lives of these intangible assets on the useful lives that we have experienced for similar intangible assets in prior acquisitions. However, all of these estimates are preliminary, as we have not completed these acquisitions or analyzed all the facts surrounding the businesses to be acquired and therefore have not been able to finalize the accounting for these transactions.

The figures set forth below reflect the preliminary fair value of intangible assets of the businesses we plan to acquire, and their estimated useful lives. All preliminary estimates for the fair value of intangibles will be refined once the offering is completed and the final list of customers acquired is known.

Intangible Assets of Planned Acquisitions				Total Planned	Estimated
	Omni	Practicare	CastleRock	Acquisitions	Useful Life

Customer relationships	$7,890	$3,162	$2,747	$13,799	3 years
Trademarks / names	-	-	-	-	none
Non-compete agreements	1,754	776	613	3,143	3 years
Total intangible assets	$9,644	$3,938	$3,360	$16,942

The value of intangible assets includes $2.6 million of intangible assets recorded on the balance sheets of the businesses we plan to acquire.

The figures set forth below reflect the estimated acquisition-date fair value of intangible assets for our completed acquisitions. These intangible assets are already included in our historical consolidated balance sheet as of June 30, 2013.

Intangible Assets of Acquired Businesses		Metro	Aquired	Estimated
	GNet	Medical	Business Total	Useful Life

Customer relationships	$780	$884	$1,664	3 years
Trademarks / names	-	-	-	none
Non-compete agreements	18	253	271	3 years
Total intangible assets	$798	$1,137	$1,935

(8)	Purchase Price Allocation/Goodwill — Under acquisition accounting, we recognize the assets and liabilities acquired at their fair value on the acquisition date, with any excess in purchase price over these values being allocated to goodwill.

For our three planned acquisitions, management has made an initial fair value estimate of the assets acquired and liabilities assumed as of June 30, 2013. These initial estimates will likely differ from the final valuation, once we have consummated the acquisitions and received the valuation report of a third-party specialist; and this difference could be material. The asset purchase agreements for these acquisitions include the purchase of certain tangible assets and assumption of certain liabilities. We believe that due to the short-term nature of many of the assets acquired (such as unbilled accounts receivable) that their carrying values, as included in the historical financial statements of the entities, approximate their respective fair values. The acquired goodwill for these acquisitions is primarily related to synergies with our combined businesses and assembled workforce.

We engaged a third-party valuation specialist to value the assets acquired and liabilities assumed from our acquisition of Metro Medical that occurred on June 30, 2013. The valuation for this acquisition has not been completed, and therefore, the results could differ from the final valuation. Management has made fair value estimates of the assets acquired and liabilities assumed from the acquisitions completed in 2012. As with the acquisitions completed in prior years, the asset purchase agreement for Metro Medical did not include tangible assets. The preliminary valuation of Metro Medical, the valuation of the businesses acquired and the results of operations from these businesses are included in our actual financial statements from the date of their respective acquisitions.

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The following table shows the preliminary purchase price, estimated acquisition-date fair values of the to-be-acquired assets and liabilities assumed, non-controlling interest and calculation of goodwill for the businesses we plan to acquire, as of June 30, 2013, the date of our most recent balance sheet. The value of goodwill includes $2.0 million of goodwill recorded on the balance sheets of the businesses we plan to acquire.

Purchase Price Allocation				Total Planned
	Omni	Practicare	CastleRock	Acquisitions

Cash consideration	$16,299	$4,564	$3,358	$24,221
Note to seller	-	-	-	-
Common stock	5,433	3,734	3,358	12,525
Fair value adjustment	(1,087)	(415)	(336)	(1,838)
Net common stock	4,346	3,319	3,022	10,687
Total Purchase Price	$20,645	$7,883	$6,380	$34,908
Net tangible assets acquired	222	553	58	833
Total liabilities assumed	-	-	-	-
Intangible assets	9,644	3,938	3,360	16,942
Goodwill	10,779	3,392	2,962	17,133
Total purchase price allocation	$20,645	$7,883	$6,380	$34,908

The fair value of the shares of our common stock that we plan to issue in connection with our three planned acquisitions is anticipated to be approximately $10.7 million, based on the actual revenues of the companies in the four quarters ending June 30, 2013, based on an assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Pursuant to the terms of the respective purchase agreements, the purchase price we will pay for each of the Target Companies will be calculated as a multiple of revenue generated by such Target Company in the most recent four quarters preceeding the closing date from its customers that are in good standing as of the closing date. The fair value adjustment is based on our estimate of revenues and customer retention rates.

The preliminary estimate of equity consideration to be transferred is based on an aggregate value of equity, as stated in the asset purchase agreements, at the price of our common stock to be sold in this offering, assuming those acquisitions are consummated on the date of the closing of this offering. The number of shares that will be issued in connection with those acquisitions will be fixed and the total equity value, cash consideration and the amount of goodwill on the date of the acquisition will vary based on the actual price of the offering.

If the offering price exceeds the midpoint of the estimated offering price range set forth on the cover page of this prospectus by __%, the total purchase price, will increase by 10%, and the entire increase will be allocated to goodwill. If the offering price is __% below the midpoint of the estimated offering price range, the total purchase price, will decrease by 10%, and such decrease will reduce goodwill by the same amount.

For the Target Companies, management has made an initial estimate that $17.1 million of goodwill will result. We believe that this amount will be deductible for tax purposes over a period of 15 years. However, these estimates are preliminary, and we have not completed the required tax and legal analyses to finalize our determination of deductibility of goodwill for tax purposes. Accordingly, the values of the goodwill recognized from these planned acquisitions and their deductibility for tax purposes set forth in these unaudited pro forma condensed combined financial statements could change and those changes could differ materially from what we present here.

For each Target Company, we have assumed that revenue from existing customers will be 5% less in the 12 months following closing as compared to the 12 months preceding the closing. This assumption is based on management’s estimate that we will be able retain 90% of the customers of each Target Company for at least one year following the closing, with customer losses spread evenly over the 12 months following closing. At the time each acquisition is consummated, further analysis of each customer base will be undertaken, and the fair value of the common stock to be issued may be greater or lesser than the amount shown. In addition, each purchase agreement provides us with the right to cancel a portion of the shares issued to the Target Company held in escrow in the event revenues from such Target Company’s customers in the 12 months following the closing are below a specified threshold. We will account for any such cancellation of shares as an adjustment to the purchase price for such Target Company.

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(9)	Adjustments to Equity — The following table details the pro forma adjustments to equity accounts.

Adjustments to Equity						Accumulated
		Additional	Accumulated		Minority	Other
	Common	Paid-in	Equity /	Treasury	Interest in	Comprehensive	Total
	Stock	Capital	Deficit	Stock	Subsidiary	Income	Equity

Omni	$-	$-	$(3,770)	$-	$-	$-	$(3,770)
Practicare	(10)	(529)	$(1,301)	580	-	-	(1,260)
CastleRock	(10)	(1,125)	$379	-	147	-	(609)
Adjustments to equity	$(20)	$(1,654)	$(4,692)	$580	$147	$-	$(5,639)
Equity issued in connection with acquisitions	1	12,524	-	-	-	-	12,525
Less: fair value adjustment		(1,838)					(1,838)
Acquisition adjustments to equity	$1	$10,686	$-	$-	$-	$-	$10,687
Equity issued in initial public offering	[ ]	[ ]					[ ]

(10)	Cash Received from IPO — We expect our net proceeds from this offering will be $ million, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(11)	Weighted Average Shares Outstanding — The pro forma weighted average shares outstanding takes into account our weighted average shares outstanding during the twelve months ended December 31, 2012 and the six months ended June 30, 2013 and adds to that number the number of shares of common stock to be issued in connection with acquisition of the Target Companies as of the beginning of 2012, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. In each case, we assume that the shares were issued and became outstanding on January 1, 2012.

Weighted average shares outstanding	Common Shares
	December 31, 2012	June 30, 2013

Weighted average shares outstanding	590	590
Acquisitions
Shares issued for Omni
Shares issued for Practicare
Shares issued for CastleRock
Shares issued in initial public offering
Shares reserved for ESOP	-	-
Total pro forma weighted average shares outstanding	590	590

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Supplemental Information.

For Metro Medical and each of the Target Companies, we have identified revenue from customers who cancelled their contracts prior to MTBC’s acquisition (or anticipated acquisition) of such customers’ contracts. Such revenue is included in the pro forma condensed consolidated financial statements, even though MTBC will not generate revenues from those customers. Pursuant to the terms of the respective purchase agreements, the purchase price we will pay for each of the Target Companies will be calculated as a multiple of revenue generated by such Target Company in the most recent four quarters preceding the closing date from its customers that are in good standing as of the closing date. The amount of revenue we have indicated below is based on reports provided, and representations made, by management of the Target Companies, and we have used the estimates below to compute anticipated acquisition prices for each of the Target Companies. Actual amounts may differ significantly from the amounts shown based on the date on which the closing occurs and the customers of the Target Companies that are in good standing at that time.

Estimated revenue from customers who have cancelled prior to our acquisition

	Metro
	Medical	Omni	Practicare	CastleRock
Year ended December 31, 2012	$419	$588	$1,486	$404
Six months ended June 30, 2013	$78	$90	$22	$22

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Historical Consolidated Financial Information” and the “Pro Forma Condensed Combined Financial Information” and the consolidated historical and pro forma financial statements and the related notes thereto included in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Overview

MTBC is a healthcare information technology company that provides a fully integrated suite of proprietary web-based software solutions, together with related business services, to healthcare providers practicing in ambulatory settings. Our integrated software and services are designed to help our customers increase revenues, streamline workflows and make better business and clinical decisions, while reducing administrative burdens and operating costs. We employ a highly educated workforce of more than 1,000 people in Pakistan, where we believe labor costs are approximately one-half the cost of comparable India-based employees, thus enabling us to deliver our solutions at competitive prices.

Our flagship offering, PracticePro, empowers healthcare practices with the core software and business services, on one unified platform, to efficiently operate their businesses, manage clinical workflows and receive timely payment for their services. PracticePro consists of:

•	Practice management software and related tools and applications, which facilitate the day-to-day operation of a medical practice;
•	Electronic health record (or EHR) solutions, which allow our customers to reduce paperwork and qualify for government incentives; and
•	Revenue cycle management (or RCM) services, which includes end-to-end medical billing, analytics, and related services.

Adoption of our solutions requires only a modest upfront expenditure by a provider. Additionally, our financial performance is linked directly to the financial performance of our clients because the vast majority of our revenues is based on a percentage of our clients' collections. The standard fee for our complete, integrated, end-to-end solution is 5% of a practice’s healthcare-related revenues plus a one-time setup fee, and is among the lowest in the industry.

Our growth strategy primarily involves acquiring smaller RCM companies and then migrating the customers of those companies to our solutions. The RCM service industry is highly fragmented, with many local and regional RCM companies serving small medical practices. We believe that the industry is ripe for consolidation and that we can achieve significant growth through acquisitions. We further believe that it is becoming increasingly difficult for traditional RCM companies to meet the growing technology and business service needs of healthcare providers without a significant investment in information technology infrastructure.

Our Pakistan operations accounted for approximately 51% of total expenses in 2012 and 53% of those expenses in the first six months of 2013. A significant portion of those expenses were personnel costs (approximately 67% in 2012 and 69% in the first six months of 2013). Because personnel-related costs are significantly lower in Pakistan than in the U.S. and many other offshore locations, we believe our Pakistan operations give us a competitive advantage over many industry participants. All of the medical billing companies that we acquire, including the Target Companies, use domestic labor or labor from higher cost locations to provide all or a substantial portion of their services. We are able to achieve significant cost reductions as we shift these domestic labor costs to Pakistan.

As of July 31, 2013, the end of our first month that includes the customers we obtained from Metro Medical, approximately 50% of our providers were obtained through strategic transactions with regional RCM companies (before giving effect to the acquisition of the Target Companies). Since 2006, we have acquired eight RCM companies and entered into agreements with two additional RCM companies under which we service all of their customers. During 2012 alone, we acquired four RCM companies, and successfully migrated a majority of the customers of those companies from eight distinct RCM platforms to PracticePro within 120 days of closing. We have been most successful in retaining customers of acquired companies when we have been able to migrate those customers to our platform within 180 days following the closing of the acquisition. By migrating acquired customers to our platform, we are able to reduce our costs and provide better service, which generally results in increased customer satisfaction and retention rates.

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Most recently, we acquired approximately 85% of the customers of Metro Medical at the close of business on June 30, 2013 for a purchase price of $1.5 million, of which $275,000 was paid in cash at closing with the balance to be paid in 24 monthly installments with the final installment to be paid on August 1, 2015. Based in New York City, Metro Medical provides RCM services to physicians in New York and New Jersey and generated revenues of approximately $3.4 million in 2012, of which approximately $2.7 million represented revenues from the customers we acquired. As of July 31, 2013, we served approximately 200 providers we acquired from Metro Medical, representing more than 100 practices in various specialties, including dermatology and internal medicine. Forty percent of these practices were migrated to our platform during the first month following the acquisition.

Upon the closing of our acquisition of the Target Companies, we will acquire three additional RCM companies, which as of July 31, 2013 served approximately [___] providers, representing [___] practices, practicing in [___] specialties and subspecialties, across [____] states. We intend to continue to pursue strategic acquisitions that we believe will deliver growth in our revenues and profitability and allow us to take advantage of greater economies of scale.

Key Metrics

In addition to the line items in our financial statements, we regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections, make strategic business decisions, and assess market share trends and working capital needs. We believe information on these metrics is useful for investors to understand the underlying trends in our business.

Set forth below are our key operating and financial metrics for customers using our platform, which excludes the customers of Metro Medical and other acquired customers who have not migrated to our platform. Customers using our platform accounted for approximately 95% of our revenue for the six months ended June 30, 2013.

First Pass Acceptance Rate: We define first pass acceptance rate as the percentage of electronically submitted claims that are accepted by the clearinghouse on the first submission and are not rejected for reasons such as insufficient information or improper coding. For the purposes of calculating first pass acceptance rate, consistent with industry practice, we exclude claims submitted under real-time adjudication procedures. Our first pass acceptance rate is currently 98%, which compares favorably to the average of the top ten payers of approximately 92%, as reported by the American Medical Association.

First Pass Resolution Rate: First pass resolution rate measures the percentage of primary claims that are favorably adjudicated and closed upon a single submission. Our first pass resolution rate was approximately 95% for June, 2013.

Days in Accounts Receivable: Days in accounts receivable measures the median number of days between the day a claim is submitted by us on behalf of our customer, and the date the claim is paid to our customer. Our clients’ median days in accounts receivable was 36.0 as of June 30, 2013, as compared to the national average of 37.6, as reported by the Medical Group Management Association, an association for professional administrators and leaders of medical group practices. Higher first pass resolution rates and effective follow-up helped us to achieve this rate, which reduces our customers’ collection cycle of claims, leading to increased revenue and customer satisfaction.

Providers and Practices Served. As of July 31, 2013, without giving effect to the acquisition of the Target Companies, we served approximately 1,200 providers (which we define as physicians, nurses, nurse practitioners, physician assistants and other clinical staff that render bills for their services), representing 477 practices.

Sources of Revenue

We derive our revenues primarily as a percentage of payments collected by our customers that use our comprehensive PracticePro product. These payments accounted for 88% of our revenues during the six months ended June 30, 2013, and 93% and 90% for the years ended December 31, 2011 and 2012, respectively. Accordingly, key drivers of our revenue include growth in the number of providers using PracticePro, the number of patients served by those providers, and collections by those providers. We also generate revenues from one-time setup fees we charge for implementing PracticePro; the sale of our stand-alone web-based EHR solution, ChartsPro; and from transcription, indexing and other ancillary services.

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Seasonality

There is moderate seasonality in our revenues caused by fluctuations in discretionary patient visits to medical practices. The number of patients visiting our customers during the summer and winter holiday seasons is generally lower as compared to other times of the year, which reduces collections one to two months later. In addition, at the start of every year our revenues decrease due to patients’ insurance deductibles, which typically reset in January. The rate of insurance reimbursements offset by deductibles is typically higher in the first three months of every year. Deductibles are typically 8% of billings in the first quarter of the year, and 4% during the remainder of the year. None of our customers accounted for more than 7% of our revenues for the 12 months ended December 31, 2012, and none of our customers accounted for more than 7% of revenues for the six months ended June 30, 2013.

Operating Expenses

Direct Operating Cost. Direct operating costs consist primarily of salaries and benefits related to personnel who provide services to our customers, claims processing costs, and other direct costs related to our services. Costs associated with the implementation of new customers are expensed as incurred. The reported amounts of direct operating costs do not include depreciation and amortization, which are broken out separately in the consolidated statements of operations. Our Pakistan operations accounted for approximately 55% of direct operating costs in 2012 and 63% of direct operating costs in the first six months of 2013. As we grow, we expect to achieve further economies of scale and to see our direct operating costs decrease as a percentage of revenue.

Selling and Marketing Expense. Selling and marketing expenses consist primarily of compensation and benefits, commissions, travel and advertising expenses. These have been relatively low in the past, as we have often found it to be more economical to grow by the acquisition of other medical billing companies than by engaging in directed marketing efforts to prospective customers. However, going forward, we intend to invest in marketing, business development and sales resources to expand our market share, building on our existing customer base. As a result, we expect that sales and marketing expenses will increase as a percentage of revenue in the future.

Research and Development Expense. Research and development expense consists primarily of personnel-related costs and third-party contractor costs. Because we incorporate our technology into our services as soon as technological feasibility is established, such costs are currently expensed as incurred. We expect our research and development expense to increase in the future in absolute terms but decrease as a percentage of revenue. Consistent with our growth plans, we are hiring developers, analysts and project managers in an effort to streamline our operational processes and further develop our products. We believe that the continued automation of our workflow will lead to an increase in our revenue through the efficient submission of insurance claims for our customers as well as a reduction in our operating costs.

General and Administrative Expense. General and administrative expenses consists primarily of personnel-related expense for administrative employees, including compensation, benefits, travel, occupancy and insurance, software license fees and outside professional fees. We expect that general and administrative expense will increase in absolute terms for the foreseeable future as we incur additional expense inherent in becoming a publicly-traded company, including increased legal fees, accounting fees, and investor relations costs. Our Pakistan office accounted for approximately 47% of general and administrative expenses in 2012 and 46% of general and administrative expenses in the first six months of 2013. Though expenses are expected to continue to rise in absolute terms, we expect general and administrative expense to decline as a percentage of overall revenues as revenues increase.

Depreciation and Amortization Expense. Depreciation expense is charged using the straight-line method over the estimated lives of the assets ranging from three to five years. Depreciation for computers is calculated over three years, while remaining assets (except leasehold improvements) are depreciated over five years. Leasehold improvements are depreciated over the lesser of the lease term or the economic life of those assets.

Amortization expense is charged on a straight-line basis over a period of three years for intangible assets acquired in connection with acquisitions, including customer contracts and relationships and covenants not to compete, as well as purchased software. We concluded that three years reflects the period during which the economic benefits are expected to be realized, and that the straight-line method is appropriate as the majority of the cash flows are expected to be recognized ratably over that period without significant degradation.

Our acquisition of four medical billing companies during 2012 added $1,361,000 of intangibles to our balance sheet, resulting in additional amortization of $212,000 in 2012 compared to 2011, and an increase of $70,000 for the first six months of 2013 compared to the first six months of 2012.

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Interest and Other Income (Expense). Interest expense consists primarily of interest costs related to our working capital line of credit, term loans and notes issued in connection with acquisitions, offset by interest income on investments. Our other income (expense) results from foreign currency transaction gains/losses, and amounted to $153,000 and $86,000 in 2012 and 2011, respectively. Our other income (expense) results from foreign currency transaction gains/losses, and amounted to $81,000 for the first six months of 2013.

Income Tax. In preparing our financial statements, we estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These differences result in deferred income tax assets and liabilities.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. We base our estimates, assumptions and judgments on historical experience, current trends and various other factors that we believe to be reasonable under the circumstances. On a regular basis, we review our accounting policies, estimates, assumptions and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are described in Note 2 to our consolidated financial statements included in this prospectus, and, of those policies, we believe that the accounting policies discussed below involve the greatest degree of complexity and exercise of judgment by our management. The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on our results of operations. Accordingly, we believe the policies described below are the most critical for understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We recognize revenue when there is evidence of an arrangement, the service has been provided to the customer, the collection of the fees is reasonably assured, and the amount of fees to be paid by the customer is fixed or determinable. We normally enter into one-year contracts with our customers that automatically renew upon completion of their term. Under our standard customer agreement, if a customer wants to terminate their agreement with us before their one-year term expires, they are required to pay a liquidated damages fee of 70% of the average invoiced amount for the last three months, times the remaining number of months in the term. In some cases, customers we acquired through acquisitions may be able to terminate their agreements upon 90-days’ notice or less without paying any fee or penalty.

We bill our customers on a monthly basis, in arrears, normally based upon a percentage of collections posted during the month. In some cases, customers we acquired through acquisitions either have minimum fees or flat fees. Invoices are generated within the first week of the month and delivered to customers primarily by email. For most of our customers, fees are then deducted from a pre-determined bank account one week after invoice receipt via an auto-debit transaction. Amounts that have been invoiced are recorded as revenue, as appropriate, and are included in our accounts receivable balances. Initial setup fees are billed upfront and recorded as deferred revenue until the implementation is completed and then recognized ratably over the longer of the life of the agreement or the estimated expected customer life, which is currently estimated to be five years.

Business Combinations

We account for our business combinations under the provisions of ASC 805-10, Business Combinations (ASC 805-10), which requires that the purchase method of accounting be used for all business combinations. Assets acquired and liabilities assumed, including non-controlling interests, are recorded at the date of acquisition at their respective fair values. ASC 805-10 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred. If the business combination provides for contingent consideration, we record the contingent consideration at fair value at the acquisition date with changes in the fair value after the acquisition date affecting earnings. Changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period will affect income tax expense.

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Impairment of Long-Lived Assets and Goodwill

Intangible assets, including customer relationships and the value of agreements not to compete arising from our various acquisitions, are recorded at cost less accumulated amortization and are amortized using a method which reflects the pattern in which the economic benefit of the related intangible asset is utilized, which has been estimated to be three years. For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. We expect to record goodwill in connection with the acquisition of the Target Companies. With those acquisitions, goodwill will be evaluated for impairment using a two-step process that will be performed at least annually in October of each year, or whenever events or circumstances indicate that impairment may have occurred. The first step is a comparison of the fair value of an internal reporting unit with its carrying amount, including goodwill. We integrate all acquired businesses with our core business and utilize a single technology platform, and have a chief operating decision maker, which is the our Chief Executive Officer, who monitors and reviews financial information at a consolidated level for assessing operating results and the allocation of resources. Therefore we have a single reporting unit. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary.

If the carrying value of the reporting unit exceeds its fair value, a second test is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied value of the goodwill. If the carrying amount of the goodwill is greater that the implied value, an impairment loss is recognized for the difference. The implied value of goodwill is determined as of the test date by performing a purchase price allocation, as if the reporting unit had just been acquired, using currently estimated fair values of the individual assets and liabilities of the reporting unit, together with an estimate of the fair value of the reporting unit taken as a whole. The estimate of the fair value of the reporting unit is based upon information available regarding prices of similar groups of assets, or other valuation techniques including present value techniques based upon estimates of future cash flow.

As of December 31, 2012 and June 30, 2013, we had goodwill and intangible assets totaling $1.1 million and $2.3 million, respectively. During the six months ended June 30, 2012 and for the year ended December 31, 2012, we recorded impairment charges of $126,000, which are included in general and administrative expenses in the consolidated statements of operations. These impairment charges are due to the loss of customer relationships that were valued and recorded as part of our acquisition of Medical Accounting Billing Company, Inc. during 2010. There was no impairment of long-lived assets during the year ended December 31, 2011 or during the six months ended June 30, 2013.

There are many assumptions and estimates used that directly impact the results of impairment testing, including an estimate of future expected revenues, earnings and cash flows, and discount rates applied to such expected cash flows in order to estimate fair value. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose for testing. To mitigate undue influence, we set criteria that are reviewed and approved by senior management. The determination of whether or not goodwill or acquired intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of our reporting unit. Changes in our strategy or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

Income Taxes

We account for income taxes using the asset and liability method, as prescribed by Accounting Standards Codification 740, Income Taxes, which recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record net deferred tax assets to the extent that these assets will more likely than not be realized. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction.

As of December 31, 2012 and June 30, 2013, our deferred tax assets consisted primarily of state net operating loss carry forwards, and temporary differences between the book and tax bases of certain assets and liabilities.

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Accounting for Stock-Based Compensation

We have not granted any stock-based awards, but expect to do so in the future. We will account for stock-based compensation to employees, including grants of employee stock awards and purchases under employee stock purchase plans, in accordance with ASC 718, Compensation—Stock Compensation, which requires that share-based payments (to the extent they are compensatory) be recognized in our consolidated statements of operations based on their fair values. We will recognize stock-based compensation expense on a straight-line basis over the service period of the award.

Results of Operations

The following table sets forth our consolidated results of operations as a percentage of total revenue for the periods shown.

	Year ended December 31,		Six Months ended June 30,
	2011	2012	2012	2013

Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Direct operating costs	44.7%	42.5%	43.2%	40.6%
Selling and marketing	2.0%	2.7%	3.0%	2.6%
General and administrative	38.0%	43.9%	45.9%	47.9%
Research and development	4.1%	4.0%	3.8%	4.3%
Depreciation and amortization	5.4%	6.8%	6.2%	8.0%
Total operating expenses	94.2%	99.9%	102.1%	103.4%

Operating income	5.8%	0.1%	(2.1)%	(3.4)%

Interest expense — net	0.2%	0.7%	0.5%	1.0%
Other income — net	1.3%	1.7%	1.8%	2.1%
Income (loss) before provision (benefit) for income taxes	6.9%	1.1%	(0.8)%	(2.3)%
Income tax provision (benefit)	2.4%	0.0%	0.0%	(0.7)%
Net income (loss)	4.5%	1.1%	(0.8)%	(1.6)%

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Comparison of Years ended December 31, 2011 and 2012

	Year ended December 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Revenues	$10,089	$10,017	$(72)	(0.7)%

Revenue. Total revenue for 2012 was $10.0 million, a 0.7% decrease from revenue of $10.1 million during 2011. This decrease was primarily the result of opportunistic transactions we entered into with two troubled RCM companies whose customers we began servicing in 2010. At the time we entered into these transactions, management concluded that although we would not be able to retain those customers on a long-term basis, the transactions would provide us with increased profits and cash flows during the period we serviced those customers. Revenue from these customers decreased $1.5 million from 2011 to 2012. This decrease was offset by revenues of approximately $1.6 million attributable to customers we acquired in the four acquisitions we made during 2012. The remainder of the decrease can be attributed to loss of other MTBC customers during 2012.

	Year ended December 31,
	2011		2012		Change
		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	%
	(dollars in thousands)
Direct operating costs	$4,506	44.7%	$4,257	42.5%	$(249)	(6)%
Selling and marketing	198	2.0%	266	2.7%	68	34%
General and administrative	3,832	38.0%	4,397	43.9%	565	15%
Research and development	410	4.1%	396	4.0%	(14)	(3)%
Depreciation	342	3.4%	263	2.6%	(79)	(23)%
Amortization	204	2.0%	416	4.2%	212	104%
Total operating expenses	$9,492	94.2%	$9,995	99.9%	$503	5%

Direct Operating Cost. Direct operating cost for 2012 was $4.3 million, a decrease of $249,000 or 6% from direct operating cost of $4.5 million for 2011. Direct operating costs decreased from 44.7% of revenues to 42.5%. This decrease was primarily due to a $410,000 reduction in referral fees we paid to a particular RCM company, from $954,000 in 2011 to $544,000 in 2012 as a result of decreased revenues from customers referred to us by this company. There was also an increase in the salary and benefits cost by $74,000 in 2012, as well as a 7% decline in the Pakistan rupee to U.S. dollar exchange rate, reducing the dollar value of our Pakistan expenses.

Selling and Marketing Expense. Selling and marketing expense for 2012 was $266,000, an increase of $68,000 or 34% over selling and marketing expense of $198,000 for 2011. This increase was due to an additional $47,000 in salary and benefits for marketing and selling activities, as a result of our 2012 acquisitions. Our selling and marketing expenses are under 3% of revenue, due in large part to our strategy of acquiring new customers through the acquisition of medical billing companies versus hiring sales and marketing personnel and incurring other direct marketing costs.

General and Administrative Expense. General and administrative expense for 2012 was $4.4 million, an increase of $565,000, or 15% over general and administrative expense of $3.8 million for 2011. There was $126,000 of increase due to recording an impairment charge on intangibles resulting from a 2010 acquisition. The remainder of this increase was primarily due to our acquisition of four medical billing companies in 2012, which resulted in increased administrative expenses until we completed the transition of the acquired customers to our solutions.

Research and Development Expense. Research and development expense for 2012 was $396,000, essentially flat as compared to research and development expense of $410,000 for 2011. All of our research and development activities take place at our facilities in Pakistan.

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Depreciation Expense. Depreciation expense for 2012 was $263,000, a decrease of $79,000 or 23% from depreciation expense of $342,000 for 2011. This decrease is primarily due to lower purchases of fixed assets, with more of our fixed assets being fully depreciated in 2012.

Amortization Expense. Amortization expense for 2012 was $416,000, an increase of $212,000 or 104% over amortization expense of $204,000 for 2011. This increase is primarily attributable to our acquisition of medical billing companies. We made one acquisition in 2011 and four during 2012, and a substantial portion of the purchase price for each acquisition was assigned to the customer relationships acquired. This resulted in an increase of $1.4 million in intangible assets during 2012, which is being amortized over three years.

	Year ended December 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Interest income	$48	$24	$(24)	(50)%
Interest expense	64	98	34	53%
Other income — net	133	169	36	27%
Income tax provision (benefit)	244	-	(244)	(100)%

Interest Income. Interest income for 2012 was $24,000, a decrease of $24,000 from interest income of $48,000 for 2011. This decrease was primarily due to lower finance charges from late-paying customers.

Interest Expense. Interest expense for 2012 was $98,000, an increase of $34,000 over interest expense of $64,000 for 2011. This increase was primarily due to additional notes payable we issued to the owners of businesses we acquired in 2011 and 2012, which carry an annual interest rate of 5%. As of December 31, 2012, the principal amount outstanding under these notes was $731,000, with approximately $516,000 payable in 2013 and the majority of the remainder payable in 2014. We also increased our borrowings from TD Bank during 2012, with a balance of outstanding loans of $571,000 at December 31, 2012 compared with $492,000 at December 31, 2011.

Other Income. Other income (net of other expense) for 2012 was $169,000, an increase of $36,000 or 27% over other income of $133,000 for 2011. Other income is primarily attributable to foreign currency transaction gains of $153,000 and $86,000 in 2012 and 2011, respectively.

Income Tax Provision. There was no provision for income taxes for 2012, a decrease of $244,000 from 2011. The primary reason for the decline in the tax provision is a reduction in pre-tax income and a shift of jurisdictional earnings mix. Our Pakistan subsidiary will not be subject to Pakistan income taxes until June of 2016 as a result of local exemptions applicable to the export of computer software and IT services. We record a tax liability in the U.S. for all years because we plan to eventually repatriate our earnings in Pakistan to the U.S.

Comparison of the Six Months ended June 30, 2012 and 2013

	Six Months ended June 30,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Revenues	$4,992	$4,542	$(450)	(9)%

Revenue. Total revenue for the six months ended June 30, 2013 was $4.5 million, a decrease of $450,000 or 9% from revenue of $5.0 million for the six months ended June 30, 2012. This decrease was primarily the result of the loss of a large customer we acquired from a troubled RCM company in 2010, from whom we generated $468,000 revenue in the six months ended June 30, 2012 prior to the expiration of the term of their original contract that was assigned to us. At the time we entered into this transaction, management concluded that although we would not be able to retain the customers of this company on a long-term basis, the transaction would provide us with increased profits and cash flows during the period we serviced those customers. In addition, there was a $180,000 decrease in revenue attributable to the loss of customers we acquired through acquisitions prior to 2012, and a $164,000 decrease in revenue attributable to the loss of other MTBC customers. These decreases were partially offset by an increase in revenues of approximately $370,000 attributable to customers we acquired in the four acquisitions we made during 2012.

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	Six Months ended June 30,
	2012		2013		Change
		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	%
	(dollars in thousands)
Direct operating costs	$2,157	43.2%	$1,844	40.6%	$(313)	(15)%
Selling and marketing	150	3.0%	120	2.6%	(30)	(20)%
General and administrative	2,290	45.9%	2,175	47.9%	(115)	(5)%
Research and development	191	3.8%	196	4.3%	5	3%
Depreciation	139	2.8%	122	2.7%	(17)	(12)%
Amortization	172	3.4%	242	5.3%	70	41%
Total operating expenses	$5,099	102.1%	$4,699	103.4%	$(400)	(8)%

Direct Operating Cost. Direct operating cost for the six months ended June 30, 2013 was $1.8 million, a decrease of $313,000 or 15% compared to direct operating costs of $2.2 million for the six months ended June 30, 2012. This decrease was primarily due to a reduction in referral fees by $269,000, from $350,000 in the first six months of 2012 to $81,000 in the first six months of 2013.

Selling and Marketing Expense. Selling and marketing expense for the six months ended June 30, 2013 was $120,000, a decrease of $30,000 or 20% from selling and marketing expenses of $150,000 for the six months ended June 30, 2012. This decrease was due in part to lower spending on marketing and promotions.

General and Administrative Expense. General and administrative expense for the six months ended June 30, 2013 was $2.2 million, a decrease of $115,000, or 5%, from general and administrative expenses of $2.3 million for the six months ended June 30, 2012. This decrease was primarily due to an impairment charge of $126,000 recorded in the six months ended June 30, 2012 and reduced salary expenses of $92,000 in the six months ended June 30, 2013, partially offset by increased travel expenses of $44,000 and legal and consulting fees of $36,000, both in preparation for our initial public offering.

Research and Development Expense. Research and development expense for the six months ended June 30, 2013 was $196,000, essentially flat as compared to research and development expenses of $191,000 for the six months ended June 30, 2012.

Depreciation. Depreciation for the six months ended June 30, 2013 was $122,000, a decrease of $17,000 from depreciation of $139,000 for the six months ended June 30, 2012. This decrease was primarily due to decreases in our purchases of fixed assets, with more of our fixed assets purchased in prior years being fully depreciated.

Amortization Expense. Amortization expense for the six months ended June 30, 2013 was $242,000, an increase of $70,000 or 41% over amortization expense of $172,000 for the six months ended June 30, 2012. This increase resulted from an increase in our intangible assets in connection with our acquisitions during 2012, which are being amortized over three years.

	Six Months ended June 30,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Interest income	$15	$14	$(1)	(7)%
Interest expense	41	61	20	49%
Other income — net	91	96	5	5%
Income tax provision (benefit)	-	(33)	(33)

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Interest Income. Interest income for the six months ended June 30, 2013 was $14,000, essentially the same as for the six months ended June 30, 2012.

Interest Expense. Interest expense for the six months ended June 30, 2013 was $61,000, an increase of $20,000 for the six months ended June 30, 2012. This increase was primarily due to notes payable issued to the former owners of businesses acquired in 2012.

Other Income. Other income for the six months ended June 30, 2013 was $96,000, an increase of $5,000 over other income of $91,000 for the six months ended June 30, 2012. Other income in both periods is primarily attributable to foreign currency transaction gains.

Income Tax Provision. There was a $33,000 benefit for income taxes for the six months ended June 30, 2013, compared to approximately $0 for the six months ended June 30, 2012. Pre-tax income decreased from ($41,000) for the six months ended June 30, 2012 to ($108,000) for the six months ended June 30, 2013.

Liquidity and Capital Resources

The following table summarizes our cash flows for the periods presented.

	Year ended December 31,		Six Months ended June 30,
	2011	2012	2012	2013
	(in $ thousands)
Net cash provided by operating activities	$388	$712	$43	$49
Net cash provided by (used in) investing activities	(378)	(356)	(191)	(396)
Net cash provided by (used in) financing activities	119	(328)	144	627
Effect of exchange rate changes on cash	(24)	(168)	(63)	(65)
Net (decrease) increase in cash	106	(140)	(68)	215

To date, our operations have been funded primarily by loans from our founder and principal stockholder, borrowings from commercial lenders and cash flow from operations. We believe our current cash, cash flow from operations, amounts available under our revolving line of credit and the net proceeds of this offering will be sufficient to meet our working capital, capital expenditure and acquisition financing requirements for at least the next 12 months.

Operating Activities

Cash provided from operating activities was $49,000, during the first six months of 2013, an increase of $6,000 from $43,000 during the first six months of 2012. Net income decreased by $35,000 in part due to lower revenues, while non-cash adjustments of depreciation, amortization and impairment decreased by $73,000. Accounts receivable decreased by $132,000, compared with an increase of $252,000 in the first six months of 2012. Other assets increased $183,000 during the period related to the deferral of professional fees incurred related to our initial public offering.

Cash provided from operating activities was $712,000 during 2012, an increase of $324,000 from $388,000 in 2011. Net income decreased by $353,000, in large part due to non-cash adjustments of depreciation, amortization and impairment which increased by $259,000. There was growth in accounts receivable of $119,000 in 2012, compared to a decline in accounts receivable of $382,000 during 2011, which was due to an unusually high accounts receivable balance at the end of 2010. There was an increase in accounts payable of $80,000 compared to a decline of $1.1 million in 2011, which was due to a large opening accounts payable balance at the end of 2010.

Investing Activities

We have grown through acquisitions, and historically have structured acquisitions in a way that minimizes upfront cash outlays and relies primarily on promissory notes payable to the sellers. The acquisition of the Target Companies is contemplated to be financed with a combination of cash and stock, to be issued upon the closing of this offering.

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After completion of each acquisition, we have generally restructured operations of the acquired company, reducing costs by shifting labor costs from the U.S. to Pakistan. This has allowed us to minimize the cash used in investing activities and provides us with financing largely serviced by cash flow from the businesses acquired. We anticipate that there will be additional opportunities to acquire similar businesses in the future, and management will evaluate each opportunity for future profitability and cash flow potential. Future acquisitions may be financed by a combination of equity, debt, promissory notes issued to the sellers and/or cash on hand. There is no assurance that we will be able to achieve the same level of cost savings in the future or do so as quickly as we have in the past.

Cash used in investing activities during the first six months of 2013 was $396,000, an increase of $205,000 over $191,000 during the first six months of 2012. Net advances made to our founder and principal stockholder were $5,000 during the first six months of 2013, compared with $177,000 of net repayments of advances from our founder and principal stockholder in the first six months of 2012. Cash used for acquisitions during the period decreased by $28,000, from $303,000 to $275,000, and capital expenditures decreased by $51,000.

Cash used in investing activities during 2012 was $356,000, essentially flat with $378,000 in 2011. Net repayments of advances from our founder and principal stockholder were $116,000 during 2012, compared to advances to our founder and principal stockholder of $100,000 in 2011. Cash used for acquisitions during 2012 increased by $229,000, and capital expenditures decreased by $34,000.

Financing Activities

Cash provided by financing activities during the first six months of 2013 was $627,000, compared to cash provided by financing activities of $144,000 in the first six months of 2012. This cash provided in the first six months of 2013 consisted primarily of $1 million borrowed from our founder and principal stockholder, which was used to repay our line of credit and to make payments related to our 2012 acquisitions. During the first six months of 2013, there was a $197,000 increase in repayments on loans from acquisitions and $319,000 less in borrowings from our line of credit compared to the first six months of 2012. Average monthly borrowings from the line of credit were $124,000 in the first six months of 2013 compared to $375,000 in the first six months of 2012.

Cash used in financing activities during 2012 was $328,000, compared with cash provided by financing activities of $119,000 during 2011. There was a net of $574,000 repaid on notes payable established in connection with acquisitions in 2012, compared to net borrowings for acquisitions of $42,000 in 2011. The positive net cash flow from prior acquisitions allowed us to repay prior financings. There was $168,000 more in net borrowings on our line of credit with TD Bank in 2012 compared to 2011.

Credit Facilities

Line of Credit

We obtained a $400,000 revolving line of credit from TD Bank in January 2011, which was increased to $750,000 in March 2012. The line of credit bears interest at a variable rate equal to the Wall Street Journal prime rate from time to time in effect plus 1% (4.25% as of June 30, 2013). The line of credit is collateralized by all of our assets and is guaranteed by our founder and principal stockholder. The outstanding balance on the line of credit was $571,000 as of December 31, 2012, $675,000 as of June 30, 2013, and $735,000 on July 31, 2013. The line of credit will terminate and amounts thereunder will become payable on August 29, 2014 unless it is further extended by the lender.

Term Loans

We entered into a term loan agreement in the amount of $200,000 with TD Bank in January 2011 which bore interest at the rate of 5.25% per annum. Principal and interest payments on the term loan were payable in equal consecutive monthly installments of $3,797, commencing February 28, 2011, and continuing up to February 28, 2016. During 2012, we repaid the term loan in full. The term loan was collateralized by all of our assets and was guaranteed by our founder and principal stockholder.

We entered into a working capital financing agreement with Sovereign Bank in 2007, which provided an unsecured credit facility in an amount up to $100,000, guaranteed by our founder and principal stockholder. The financing agreement initially had a term of one year. In 2010, this line of credit was converted to a 5-year term loan, with an interest rate of 7.74% per annum. Amounts outstanding under this term loan were $52,000 as of December 31, 2012, and $42,000 as of June 30, 2013.

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Founder Loan

In February 2013, our founder and principal stockholder advanced us a loan of $1,000,000, of which a portion was used to repay the outstanding balance on our revolving credit line with TD Bank. The loan bears interest at an annual rate of 7.0%. The outstanding principal of this loan, currently in the amount of $890,000, together with accrued interest, is due in one installment on July 5, 2015.

Contractual Obligations and Commitments

We have contractual obligations under our line of credit, and notes issued in connection with our previous acquisitions. We also maintain operating leases for property and certain office equipment. The following table summarizes our long-term contractual obligations and commitments as of June 30, 2013. Other than the founder loan discussed above, there was no material change in our contractual obligations during the first six months of 2013.

As of June 30, 2013	Payments Due by Period
			(in $ thousands)
		Current			More than
	Total	Year	1-3 Years	4-5 Years	5 years
Borrowings under lines of credit	$675	$675	$-	$-	$-
Notes payable - related party(1)	890	-	890	-	-
Notes payable - other(1)	189	91	98	-	-
Operating lease obligations - related party(2)	357	80	218	59	-
Operating lease obligations - other(2)	2,353	118	707	588	940
Acquisition promissory notes(1)	1,700	456	1,244	-	-
Total Contractual Obligations	$6,164	$1,420	$3,157	$647	$940

We may repay some or all of our borrowings under lines of credit and notes payable (including to our founder and principal stockholder) with proceeds from this offering.

(1)	The interest rate related to the notes payable, related party notes and promissory notes was 5.0%, 7.0% and 5.0%, respectively, as of June 30, 2013 and the contractual interest expenses are not included in the table.
(2)	Represents minimum rent payments for operating leases under their current terms.

Off-Balance Sheet Arrangements

As of June 30, 2013 and December 31, 2012 and 2011, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space, computer equipment and other property, we do not engage in off-balance sheet financing arrangements.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB and are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently adopted and recently issued accounting pronouncements will not have a material impact on our consolidated financial position, results of operations, and cash flows.

In February 2013, the FASB issued amended guidance on the disclosure of accumulated other comprehensive income. The amendments to the previous guidance require an entity to provide information about the amounts reclassified from accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement of operations or in the notes, significant amounts reclassified from accumulated other comprehensive income to the statement of operations.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” we are irrevocably electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

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However, as an “emerging growth company”, we intend to rely on exemptions available under the JOBS Act under which we will not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosures about Market Risk

Foreign currency exchange risk. Our results of operations and cash flows are subject to fluctuations due to changes in the Pakistan rupee. None of our consolidated revenues are earned outside the United States. In 2012 and for the six months ended June 30, 2013, 51% and 53%, respectively, of our total expenses occurred in our subsidiary in Pakistan and were incurred in Pakistan rupees. Fluctuations in currency exchange rates could harm our business in the future. Because a significant portion of our expenses is incurred outside the United States but our revenue is denominated in U.S. dollars, a 10% adverse change in foreign exchange rates would have a 5% adverse impact on our costs, which would cause our profit margin to differ materially from expectations.

As our scale grows, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. To date, we have not entered into any foreign currency hedging contracts, and we have no immediate plans to do so in the near future.

Liquidity risk. As of December 2012 we held approximately $220,000 of cash in a bank in Pakistan and we held approximately $448,000 of cash in this bank on June 30, 2013. We generally wire funds to Pakistan from the U.S. near the end of each month to be used for payroll and other operating expenses in the following month. We have recorded a tax liability on our financial statements to cover U.S. taxes that we estimate will be due when we repatriate profits from Pakistan to the United States. The banking system in Pakistan does not provide deposit insurance coverage.

Impact of inflation. We do not believe that inflation has had a material effect on our business, financial condition or results of operations. To date, inflationary pressures experienced by our operations in Pakistan, which are funded by revenues we generate in the U.S., have been offset by declines in the Pakistan rupee to U.S. dollar exchange rate. However, if our costs were to become subject to significant inflationary pressures, we might not be able to offset these higher costs through price increases. Our inability or failure to do so could harm our business, operating results and financial condition.

Related Party Transactions

We have engaged in a number of related party transactions. See the notes to our financial statements for the years ended December 31, 2012 and 2011, as well as our unaudited financial statements for the six months ended June 30, 2013, as well as “Certain Relationships and Related Transactions” included in this prospectus.

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BUSINESS

Overview

MTBC is a healthcare information technology company that provides a fully integrated suite of proprietary web-based software solutions, together with related business services, to healthcare providers practicing in ambulatory settings.  Our integrated software and services are designed to help our customers increase revenues, streamline workflows and make better business and clinical decisions, while reducing administrative burdens and operating costs.  We employ a highly educated workforce of more than 1,000 people in Pakistan, where we believe labor costs are approximately one-half the cost of comparable India-based employees, thus enabling us to deliver our solutions at competitive prices. As of July 31, 2013, we served approximately 1,200 healthcare providers, and after giving effect to the acquisition of the Target Companies, we will serve more than [____] providers.

Our flagship offering, PracticePro, empowers healthcare practices with the core software and business services, on one unified platform, to efficiently operate their businesses, manage clinical workflows and receive timely payment for their services.  PracticePro consists of:

•	Practice management software and related tools and applications, which facilitate the day-to-day operation of a medical practice;

•	Electronic health record (or EHR) solutions, which allow our customers to reduce paperwork and qualify for government incentives; and

•	Revenue cycle management (or RCM) services, which includes end-to-end medical billing, analytics, and related services.

Several emerging trends, such as the shift to quality-based reimbursement, the emerging focus on improving the coordination of care, and the increased reporting requirements of both government entities and commercial insurers, are creating incentives for healthcare providers to implement technologies that help them meet the needs of the changing healthcare environment. Adoption of EHR solutions is accelerating as more providers realize the benefits of using technology solutions. Government initiatives and legislation have provided additional financial incentives and implementation support for healthcare providers to adopt EHR solutions. We believe that with our fully integrated, end-to-end solution and cost-effective offshore model, we are competitively positioned to penetrate the ambulatory healthcare IT market and to take advantage of these trends.

We believe that our ability to offer an integrated suite of software solutions at attractive prices provides us with a significant competitive advantage. For instance, in addition to our core offerings of practice management, EHR and RCM software, we also provide integrated clinical decision support tools, insurance eligibility verification, patient engagement and education materials as part of our base set of solutions, which our customers can utilize at no additional cost. We also offer coding, consulting and transcription as a separate set of billed services. We believe that our broad range of solutions increases our ability to attract and retain customers over the long term.

As of July 31, 2013, we served approximately 1,200 providers (which we define as physicians, nurses, nurse practitioners, physician assistants and other clinical staff that render bills for their services), representing 477 practices and more than 50 specialties and sub-specialties in 38 states. Pro forma for the acquisition of the Target Companies, as of July 31, 2013, we served approximately [___] providers, representing [___] practices, practicing in more than [____] specialties and subspecialties, across [____] states Approximately 95% of the practices we serve consist of one to five providers, with the majority of the practices we serve being primary care providers. However, our solutions are highly scalable and are appropriate for larger healthcare practices across a wide range of specialty areas. In fact, our largest customer is a hospital-based group with more than 100 providers.

Our growth strategy primarily involves acquiring smaller RCM companies and then migrating the customers of those companies to our solutions. The RCM service industry is highly fragmented, with many local and regional RCM companies serving small medical practices. We believe that the industry is ripe for consolidation and that we can achieve significant growth through acquisitions. We estimate that there are more than 1,500 companies in the United States providing RCM services and that no one company has more than a 5% share of the market.  We further believe that it is becoming increasingly difficult for traditional RCM companies to meet the growing technology and business service needs of healthcare providers without a significant investment in information technology infrastructure.

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Since 2006, we have acquired eight RCM companies and entered into agreements with two additional RCM companies under which we service all of their customers.  During 2012, we acquired four RCM companies, and successfully migrated a majority of the customers of those companies from eight distinct RCM platforms to PracticePro within 120 days of closing. Most recently, we acquired approximately 85% of the customers of Metro Medical Management Services, Inc. on June 30, 2013 for a purchase price of $1.5 million, of which $275,000 was paid in cash at closing with the balance to be paid in 24 monthly installments with the final installment to be paid in August, 2015. Based in New York City, Metro Medical provides RCM services to physicians in New York and New Jersey and generated revenues of approximately $3.4 million in 2012, of which approximately $2.7 million represented revenues from the customers we acquired. As of July 31, 2013, we served approximately 200 providers we acquired from Metro Medical, representing more than 100 practices in various specialties, including dermatology and internal medicine.

For the quarter ended June 30, 2013, 26% of our revenues were generated from customers who were obtained through strategic transactions with regional RCM companies. The standard fee for our complete, integrated, end-to-end solution is 5% of a practice’s healthcare-related revenues plus a one-time setup fee, and is among the lowest in the industry. For the twelve months ended June 30, 2013, without giving effect to the acquisition of the Target Companies, our total revenue was $9.6 million. Pro forma for the acquisition of the Target Companies, our total revenue for the twelve months ended June 30, 2013 was $32.2 million.

Industry Overview

The American healthcare industry is in a state of transformation. According to a recent report issued by the Institute of Medicine, approximately $2.6 trillion was spent in the United States on healthcare in 2011, of which $750 billion was wasteful spending that does not improve the quality of care that patients receive. An April 2012 study cited by Health Affairs, a health policy journal, estimates that between $476 billion and $992 billion of healthcare spending in 2011 was wasted, with a third of that waste being funded by Medicare and Medicaid programs. Healthcare spending in the United States is widely viewed as growing at an unsustainable rate, and policymakers and payers are continuously seeking ways to reduce that growth. For decades, the U.S. healthcare delivery system has been characterized by a vast cottage industry of small, independent practices functioning in a fee-for-service environment. However, as a result of both incentives and burdensome requirements placed on healthcare providers by government officials and commercial payers in response to increased healthcare spending and related waste, healthcare providers are beginning to consolidate their practices, better coordinate their services and reduce costs associated with redundancy.

Legislative Reform

The Congressional Budget Office (CBO) estimates that the signing of the Patient Protection and Affordable Care Act (PPACA) and the Health Care and Education Reconciliation Act of 2010 will increase the number of nonelderly Americans with health insurance by approximately 32 million by 2016. This increase puts pressure on government officials to contain the costs of Medicare and Medicaid programs and to reduce expenses associated with redundancy by promoting new delivery models like Accountable Care Organizations (ACOs) and Shared Savings programs that reward healthcare providers for managing care in a cost-efficient manner. The ACO model encourages consolidating the provision of care and replaces the fee-for-service payment model which rewarded the quantity of services provided with a performance-based model that seeks to reward quality of care and outcomes, not simply volume.

The federal government has also enacted a financial incentive program through the 2009 Health Information Technology for Economic and Clinical Health Act (HITECH Act) for healthcare providers who demonstrate “meaningful use” of a certified electronic health records technology. Under the HITECH Act, subject to sequestration adjustments, healthcare providers that demonstrate “meaningful use” could earn a bonus of up to $44,000 over five years through Medicare and up to $63,750 over six years through Medicaid. Eligible providers that do not demonstrate meaningful use will face a penalty in the form of a reduction in reimbursement beginning in 2015. Although these payment programs are of limited duration, we believe they have shifted buying patterns since they were instituted, with many healthcare providers accelerating their purchase of EHRs. We expect that these incentives, together with reductions in Medicare reimbursement that will be imposed starting in 2015 for failure to demonstrate meaningful use, will continue to drive EHR adoption.

The federal focus on quality of care and a compensation model that rewards performance instead of volume will inevitably force providers and their staff to focus more time on patient care and quantifying outcomes, putting even more pressure on medical providers to better manage their administrative functions and straining their profitability. In keeping with the focus on quality care, CMS has initiated the Physician Quality Reporting System, which is a reporting program that provides an incentive for participating and penalties for failure to do so for eligible providers. Providers must report data on quality measure for covered Physician Fee Schedule services furnished to Medicare Part B beneficiaries. We believe that practice management, EHR and clinical software tools and technologies which engage patients more actively in the rendering of their care will allow providers to better measure and report this data to obtain government incentives and avoid penalties.

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Increasing Reimbursement Complexity and Barriers

Both commercial and governmental payers have increased their scrutiny of medical bills submitted by healthcare providers for payment, requiring detailed notes, precise modifiers, and timely follow up. Increasing complexity in the reimbursement process, such as changes in claims coding standards, have placed additional administrative burdens on providers. In particular, the implementation of International Classification of Diseases, Tenth Revision, Clinical Modification (commonly referred to as ICD-10-CM) in October 2014, will increase the number of possible medical codes to be used by healthcare providers for classifying diagnoses and reasons for medical visits from approximately 13,000 codes to in excess of 68,000 codes. In addition, commercial payers continually update their reimbursement rules based on ongoing monitoring of consumption patterns, in response to new medical products and procedures, and to address changing employer demands.

Further complicating the reimbursement process for healthcare providers is the recent proliferation of health plan designs. Health insurers have introduced a wide range of benefit structures, many of which are customized to the unique goals of particular employer groups. This has resulted in an increase in rules regarding who is eligible for reimbursement for healthcare services, what healthcare services are eligible for reimbursement, and who is responsible to pay for healthcare services delivered. Customized health plans have also resulted in more plans that require a larger portion of patient responsibility, such as High Deductible Health Plans or plans with little coverage other than negotiated discounts, thereby increasing the burden on practices to manage and pursue receivables directly with the patient.

Providers who are not leveraging an EHR system with RCM and practice management solutions will be forced to invest a great deal of time and money to accurately and timely submit claim information, aggressively follow up on claims, and stay up to date on all the latest submission regulations and requirements, which vary by payer. Without the proper tools, many medical providers will not be able to keep abreast of advances in medicine and at the same time manage the increasing complexity of their practices.

Traditional Practice Tools Are Not Well-Suited to the Modern Medical Practice

Today’s typical medical practice confronts a multitude of administrative tasks with respect to each patient encounter, beginning with scheduling the patient’s appointment, and continuing with documentation and insurance verification requirements upon arrival, clinical documentation of the visit, and claim submission and follow-up. With the significant additional burdens placed on healthcare providers by the changing environment, the adoption of innovative software solutions are critical to providers, as legacy systems may not adequately support their needs. In particular, locally installed software applications utilized by many providers are often not sufficiently comprehensive, and routine upgrades to these systems that are required as the healthcare industry changes are more difficult to effect as compared to web-based solutions.

Despite increasingly advancing clinical technologies, the administrative functions of the healthcare industry, and particularly for smaller medical offices, are largely antiquated. Many healthcare providers satisfy these administrative tasks by both hiring staff and purchasing multiple pieces of software, or by outsourcing their needs to third party RCM and practice management companies. Many providers outsource these tasks to a variety of vendors, engaging different vendors for each of their practice management, EHR and RCM needs. This piecemeal approach presents challenges to providers who are required to familiarize themselves with multiple vendors and disparate systems with different styles and interfaces to handle day-to-day items. Moreover, the disparate software systems utilized by a practice generally do not effectively communicate with each other, and providers find themselves having to spend additional time dealing with IT issues for which they are ill-equipped to resolve.

As medical groups and entities evolve and emerge into coordinated delivery systems, and providers are under increased pressure to obtain quantifiably successful outcomes for patients, demand will further increase for robust technologies that fill the needs for the creation, storage, analysis and reporting of healthcare data as well as the need for communication between providers and between providers and patients. EHR software, Personal Health Record software as well as practice management systems are all part of the technology solution that healthcare reform will rely upon for its successful adoption and implementation. Although EHR technology provides many benefits for today’s healthcare practice, its adoption imposes economic cost and requires providers to spend time becoming familiar with its use. However, we believe that the effective use of these technologies will be the difference between smaller practice groups that survive and flourish in the era of healthcare reform and those that do not.

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Many physician practices outsource their time-consuming but vital RCM services to a local RCM service provider. RCM companies assist medical providers with the entire medical billing process, from the input of patient information to create a medical billing claim, to the reimbursement from the payer and payment to the healthcare provider. However, today’s smaller RCM companies have been largely unable to deliver a complete management solution that integrates with other modern technologies available to medical providers. The RCM service industry is highly fragmented, with many local and regional billing companies serving smaller medical practices. We estimate that there are more than 1,500 companies in the United States providing RCM services and that no one company has more than a 5% share of the market.

Local and regional RCM companies typically rely on a local workforce to perform the claim submission and follow-up tasks on behalf of their customers. In an effort to remain competitive in the industry, many of these billing companies supplement their workforce by leasing medical billing software from large distributors. These RCM companies then leverage their workforce and the technology of the large distributors to reduce administrative tasks of their healthcare provider customers. Although many regional RCM and medical practice management companies recognize the shortcomings of their approach, their limited size and resources make it difficult for them to offer an integrated solution combining RCM, practice management and EHR solutions at a competitive price. We believe that the industry is ripe for consolidation and that providers of sophisticated, integrated practice management, EHR and RCM solutions will be able to acquire regional RCM companies at reasonable prices and transition many of the customers of those companies to their solutions.

The failure of RCM companies to deliver a complete solution becomes more pronounced in light of current incentives offered by the federal government to providers who systematically report clinical information and adopt EHR and electronic prescribing technologies. Without the ability to fully integrate their RCM systems with EHR technology, third party RCM companies are disadvantaged in the market and their healthcare provider customers must choose to either purchase standalone EHR software along with their existing billing platform or find a healthcare IT company that can offer both products.

We believe that the combination of these incentives and stressors will prompt providers to move towards outsourcing their practice management and administrative functions to organizations that provide sophisticated software and ancillary services to manage a modern medical practice. These tools enable smaller practices to streamline their workflow and reduce their costs, allowing them to grow their practice.

MTBC’s Solution

Our fully integrated suite of technology and business service solutions is designed to enable healthcare practices to thrive in the midst of a rapidly changing environment in which managing reimbursement, clinical workflows and day-to-day administrative tasks is becoming increasingly complex, costly and time-consuming.  Our end-to-end solution, marketed as PracticePro, combines clinical and practice management software with critical business services and knowledge driven tools.

PracticePro empowers healthcare practices with the core software and business services, on one unified platform, to efficiently operate their businesses, manage clinical workflows and receive timely payment for their services.  Our primary platform is web-based and is regularly updated to ensure that our customers stay on the leading edge of industry developments, payer reimbursement changes and developing regulations.  PracticePro customers are able to leverage our RCM services, EHR solutions, practice management software and related services, including transcription, document indexing, coding, coding audit support, and consulting services.

We believe that our web-based platform provides a compelling and cost-effective solution to healthcare providers for the following reasons:

Comprehensive Solution. PracticePro users are able to fully leverage our practice management, EHR and RCM solutions and services, patient engagement applications, business intelligence and clinical decision support tools, mobile health applications, insurance eligibility verification, customized website design and hosting service, meaningful use coaching service, automated patient reminder services, and more.  By utilizing our solutions, our customers’ healthcare IT solutions and related RCM needs are provided by a single vendor, which reduces costs and complexities as compared to providers adopting a piecemeal approach to their practice management, EHR and RCM needs.

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Fully Integrated Platform. We believe that an integrated platform is not only critical to our ability to deliver superior results to our customers in the rapidly changing healthcare environment, but is becoming a threshold requirement for our customers’ survival in the emerging healthcare landscape.  This integration ensures that data flow freely between applications, thereby reducing a practice’s administrative burden and the possibility of error, while enhancing the usefulness of that same data.  We believe that our platform can be effectively leveraged by our customers to make better business and clinical decisions, while streamlining workflows and reducing administrative burdens, with the net effect of reducing operating costs and increasing revenues.  As pressures from both commercial and governmental payers continue to mount, our business intelligence and clinical data management modules, patient engagement applications, clinical decision support tools, interoperable architecture, coding and similar services, will be of increasing importance.

Cost-Effective Pricing. We believe that our proprietary web-based software and cost-effective workforce in Pakistan allow us to competitively price our products and services. Our comprehensive PracticePro solution is priced at 5% of collections plus a one-time setup fee.  Our percentage-based fee structure ensures that our financial interests are aligned with those of our customers.  This price-point is especially attractive to practices and specialties that are characterized by a relatively high volume of claims and low reimbursement per claim, such as most primary care practices.  Our 5% fee for the services we provide is among the lowest in our industry. Moreover, unlike most traditional RCM companies, our offering includes an integrated EHR solution, practice management solution and dozens of other business services and applications.  We regularly update our software platform with the goal of staying on the leading edge of industry developments, payer reimbursements trends and new regulations.

Superior Customer Service.  Our customers benefit from our larger scale and greater personnel resources as compared to regional RCM companies, which allows us to more effectively service our customers and respond to their individual needs. We employ more than 800 individuals who provide support to our customers, including around-the-clock technical support and patient billing assistance services, insurance registration, claim processing and follow-up, patient telephone support, training, coding, transcription, document indexing, meaningful use coaching, account management, business analysis and more.  In addition, with approximately 170 technical team members who are focused solely on research, development and maintenance of our integrated platform and its connections with third-party software applications, databases and health information exchanges, we provide our customers with state-of-the-art products and services.

Our Strategy

Our objective is to become a leading provider of integrated, end-to-end software and business service solutions to healthcare providers practicing in an ambulatory setting. To achieve this objective, we employ the following strategies:

Provide comprehensive practice management, EHR and RCM solutions. We believe that physician practices require an integrated, end-to-end solution to manage the different facets of their businesses, from clinical documentation to claim submission and reporting, and that there are a limited number of companies in our industry that offer this complete solution to physicians. We believe that our software and service offerings provide physician practices with a complete solution.

Provide exceptional customer service. We realize that our success is tied directly to our customers’ success. Accordingly, a substantial portion of our highly trained and educated workforce is devoted to customer service activities. In addition, the price of our integrated software and services suite is structured to provide us with an incentive to deliver excellent performance that increases our customers’ revenues. We work closely with our customers to ensure that their practices fully benefit from our complete suite of end-to-end solutions and expect to continue to focus on delivering exceptional service to our customers.

Leverage significant cost advantages provided by our skilled offshore workforce. Our unique business model includes our web-based software and a cost-effective offshore workforce primarily based in Pakistan. We believe that this operating model provides us with significant cost advantages compared to other RCM companies. In addition, it allows us to significantly reduce the operational costs of the companies we acquire. Our offshore offices in Pakistan offer a highly educated and skilled work force providing the bulk of our customer service and product development and maintenance activities at half the cost of comparable India-based operations. In addition, our comprehensive web-based software platform gives us the ability to automate many of the manual processes that RCM companies in our industry currently face, thus reducing many redundant tasks.

Pursue strategic acquisitions. As of July 31, 2013, approximately 50% of our current providers were obtained through strategic transactions with regional RCM companies (before giving effect to the acquisition of the Target Companies). Since 2006, we have acquired eight RCM companies and entered into agreements with two additional RCM companies under which we service all of their customers.  During 2012 alone, we acquired four RCM companies, and successfully migrated a majority of the customers of those companies from eight distinct RCM platforms to PracticePro within 120 days of closing. Most recently, we acquired Metro Medical Management Services, Inc. on June 30, 2013. As of July 31, 2013, we served approximately 200 providers we acquired from Metro Medical, representing more than 100 practices in various specialties, including dermatology and internal medicine. Upon the closing of our acquisition of the Target Companies, we will acquire three additional RCM companies, which as of July 31, 2013 served approximately [______] providers, representing [______] practices, practicing in over [____] specialties and subspecialties, across [____]states. We intend to continue to pursue strategic acquisitions that we believe will deliver growth in our revenues and profitability and allow us to take advantage of greater economies of scale.

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Increase sales and marketing efforts. We intend to increase our sales and marketing activities to attract new customers to our complete offering. As a result of our acquisition of the Target Companies, we expect to increase the number of employees devoted to our sales and marketing efforts. We believe that these new team members will be able to leverage the Target Companies’ network of relationships and our existing infrastructure to drive organic growth.

Continuously develop new features and service offerings to meet the needs of our customers. We introduce new features and services to our customers on a regular basis. Some of these services are incorporated into PracticePro and others can be purchased as a standalone service. We have recently introduced additional services such as practice management consulting, coding services and audits. We believe that continuously expanding our service offerings enables us to better adapt to the changing needs of the healthcare industry and meet any new challenges our customers may have while increasing and diversifying our revenue stream.

Our Products and Services

We offer a suite of fully-integrated, web-based proprietary software applications and business services designed for healthcare providers. Our products and services offer healthcare providers a unified solution designed to meet the healthcare industry’s demand for the delivery of cost-efficient, quality care with measureable outcomes. The three primary components of our proprietary web-based suite of services are: (i) practice management applications, (iii) a certified EHR solution, and (ii) RCM solutions and services. Each component is accompanied by a variety of complementary tools and applications designed to enhance the software’s function and optimize the healthcare practice’s efficiency. Our flagship product, PracticePro, offers all three components in one seamlessly-integrated, end-to-end solution. Our web-based EHR solution is also available to customers as a standalone product. We regularly update our software platform with the goal of staying on the leading edge of industry developments, payer reimbursements trends and new regulations.

Web-based Practice Management Application

Our proprietary, web-based practice management application automates the labor-intensive workflow of a medical office in a unified and streamlined platform. The various functions of the platform collectively support the entire workflow of the day-to-day operations of a medical office in an intuitive and user-friendly format. A simple, individual and secure login to our web-based platform gives physicians, other healthcare providers and staff members access to a vast array of practice management data available at any time, which they can access at the office or from any other location where they can access the Internet. By adjusting the parameters of each user’s rights, a practice administrator can easily keep sensitive practice information confidential. Users can customize the “Practice Dashboard” to display only the most useful and relevant information needed to carry out their particular functions. We believe that this streamlined and centralized automated workflow allows providers to focus more of their time on delivering quality patient care rather than office administration.

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Web-Based Practice Management Dashboard

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The practice management system is focused around certain key functions that are central to a practice’s work-flow, including: the practice dashboard; practice scheduler; online patient insurance eligibility verification; practice and business analysis reporting; and secure support messaging. Those functions are enhanced by a number of additional functions such as appointment reminder calls, patient check in, daily work confirmation, the pending transaction list and the cash register.

•	Practice Management Dashboard. Providers have access to a wealth of customizable information from the Practice Management dashboard screen, which includes dozens of applications or “widgets,” which can generate a host of financial and practice analysis reports.

•	Practice Scheduler. The scheduler is vital to a medical practice’s daily functioning, as it sets and controls the daily workflow and the tasks and functions that must be completed. This component allows providers to set office hours, holidays, and appointment guidelines and view information about patient appointments and medical information, including check-out notes. The scheduler also lets providers view detailed patient balance information, such as whether a patient’s account is in collections; document patient payments; and prints customized bills, receipts, and more.

•	Online Patient Insurance Eligibility. Our real-time eligibility verification system allows providers to receive instant notification of a patient’s insurance eligibility after entering only basic demographic information into the system. This service integrates with our web-based RCM platform and EHR solution through the online scheduling function, which refreshes on a continuous basis ensuring that the eligibility information is accurate and up-to-date. Providers can view real-time detailed deductible, co-payment, and co-insurance information across key government and commercial insurance payers. This feature eliminates the need for repeated calls to insurers to determine insurance eligibility, and reduces lost revenue, delays and errors in eligibility verification.

•	Practice and Business Intelligence Reporting. Through our robust reporting functions, providers can gain actionable insights into the performance of their practice. This allows providers to make more informed business and operational decisions, achieve higher quality healthcare, more efficient workflows, reduce redundancies and improve their bottom line.

•	Secure Support Messaging. This tool lets providers safely communicate questions, concerns or comments containing protected health information to MTBC representatives in a secure forum.

•	Appointment Reminder Calls. Our platform generates automated phone calls to patients reminding them about upcoming appointments. Calls can reduce a practice’s no-shows, resulting in a savings of costs and time to practices that utilize this service.

•	Daily Work Confirmation. Practices can keep track of pending items and required follow-up tasks on a continuous basis.

•	Pending Transaction List. Medical claims with incomplete or inaccurate information are placed on a pending transaction list and not submitted to the payer until the error is corrected and the claim is ready for clean submission. Providers can view, print and reply electronically to claims placed on the pending transaction list to facilitate efficient submission and avoid payment delays.

•	Cash Register. This report is generated in real-time for the purpose of keeping providers abreast of their daily collections. It tallies the total cash, check, and credit card amounts entered in the office.

•	Patient Engagement Applications. Our suite of integrated patient engagement solutions provides patients with self-service options. Practices whose patients use these services can reduce administrative costs and overhead, while empowering patients to become more engaged consumers. This suite of solutions includes:

o	Personal Health Record Applications. Our Personal Health Record (or PHR) feature gives patients around-the-clock access to their own healthcare information. Patients can schedule appointments, view and pay balances, securely communicate with their healthcare providers, request prescription refills, and view their clinical data and medical charts. Patients can access our PHR application on the Internet or by downloading and using our Apple iOS or Android applications.

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o	Automated Alerts. Our patient communication service facilitates an algorithm-driven strategic scheduling of preventative care encounters, such as flu shots, well visits.

o	Educational Materials. Providers can offer their patients educational material though the ADAM Multimedia Healthcare Encyclopedia which is incorporated into our Web-based applications.

ONC-ATCB Certified Web-based Electronic Health Records

Over the last several years, the government has enacted initiatives to drive the adoption of certified EHR solutions. Under the HITECH Act, subject to sequestration adjustments and certain deadlines, an eligible provider that qualifies for incentives by demonstrating “meaningful use” of a certified EHR can receive up to an aggregate of $44,000 from Medicare or $63,750 from Medicaid, and eligible providers that do not demonstrate meaningful use will face a penalty in the form of a reduction in reimbursement beginning in 2015. The Office of the National Coordinator for Health Information Technology (ONC) oversees the functionality that an EHR solution must meet to be eligible for incentives under the HITECH Act, and recognizes a variety of Authorized Testing and Certification Bodies (ATCBs) eligible to test for and designate EHRs as certified for “meaningful use” reporting. Our web-based EHR solution has been certified as a 2011/2012 compliant EHR by ICSA Labs, an ONC-ATCB.

Our web-based EHR solution allows a provider to view all patient information in one online location, thus avoiding the need for numerous charts and records for each patient. Utilizing our web-based EHR solution, providers can track patients from their initial appointments; chart clinical data, history, and other personal information; enter and submit claims for medical services; and review and respond to queries for additional information regarding the billing process. Additionally, the EHR software delivers a robust document management system to enable providers to transition to paperless environments. The document management function makes available an electronic connectivity between practitioners and patients, thereby streamlining patient care coordination and communications. Our web-based EHR solution is fully compatible with our practice management and RCM components, which together create a fully integrated, end-to-end technological solution for healthcare providers.

Our web-based EHR solution also enables providers to determine how potential drugs that may be prescribed for a particular patient will interact with that patient’s allergies, other medication and pre-existing medical conditions. Our web-based EHR solution is further enhanced by additional applications that provide for e-prescribing, lab connectivity, insurance eligibility verification and patient education and engagement applications such as PHR.

In addition, we offer meaningful use coaches as a value added service to our customers to help them qualify for the meaningful use incentives provided under the HITECH Act.

We also have a legacy version of our EHR solution that is currently being utilized by approximately 15% of our providers. Our legacy EHR solution is a locally installed software program which has been certified as a 2011/2012 compliant EHR by Certification Commission for Health Information Technology (CCHIT), an ONC-ATCB. Our legacy EHR solution provides many of the features and functionality of our web-based EHR solution. We no longer market our legacy EHR solution and encourage customers using our legacy EHR solution as well as our new customers to utilize our web-based EHR solution incorporated in PracticePro or our stand-alone web-based EHR solution. In view of the transition of our clients to our web-based EHR, we do not plan to obtain ONC-ATCB certification of our legacy EHR past 2013.

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Web-Based Electronic Health Record Software Dashboard

Revenue Cycle Management and other Technology-driven Business Services

Our proprietary RCM offering is designed to improve the medical billing reimbursement process, allowing healthcare providers to accelerate and increase collections, reduce errors in submission and streamline workflow to free up practitioners to focus on patient care. Customers using PracticePro will generally see an improvement in their collections, as illustrated by the following:

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•	Our first pass acceptance rate is 98%.

•	Our first pass resolution rate is 95%.

•	Our clients’ median days in accounts receivable is 36 days.

We believe that these rates are among the best in the industry and compare favorably with the performance of athenahealth, our largest competitor, among others. Our RCM service employs a proprietary rules-based system designed and constantly updated by our knowledgeable workforce, which screens and scrubs claims prior to submission for payment. Claims with incomplete or inaccurate information are placed on the pending transaction list, which flags claims that need additional information. Upon submission, the government or commercial payer forwards a claim acknowledgment notice and then processes the claim according to their payment cycle period. Payments are generally sent to providers by electronic fund transfer, and an electronic remittance is provided to us, which explains the benefits paid or denied to the provider. The primary features of our RCM offering include:

•	Rules Based System: Our rules based system is a state of the art claims scrubbing engine which automatically edits and applies billing rules that are created, maintained, and updated by our billing analysts. Our rules based system checks claims against payer, coding, and other fields, and contains hundreds of thousands of rules which are used to analyze claims prior to submission.

•	Claims Submission. Claims are submitted electronically by us on a daily basis to primary, secondary and tertiary payers.

•	Claim Follow-Up. While approximately 95% of the claims submitted through our platform are favorably adjudicated on the first submission, where claims are denied or payment is not timely made by the payer, our dedicated employees follow-up with payers employing a variety of methods, including electronic queries and live and interactive voice recording calls to insurance companies.

•	Patient Billing Support. Our customers can provide their patients with a toll free number for billing inquires. We can also generate automated balance reminder calls to our providers’ patients and transmit electronic or paper statements to patients.

•	Third-Party EHR integration. While we recommend that our RCM clients leverage our fully integrated EHR, we are also committed to developing, supporting and promoting interfaces with third-party EHRs. In fact, approximately 10% of our PracticePro customers use third-party EHR with which we have developed an interface. These interfaces allow our customers (typically new customers or those practicing in specialties with unique workflows) to leverage many of the benefits of our RCM and PM, without being required to switch to our EHR.

Automated Prescription Services and Lab Connectivity

Providers utilizing PracticePro or our stand-alone web-based EHR solution are able to electronically interact and communicate with both pharmacies and medical laboratories:

•	E-prescribing. Our e-prescribing solution, which received Surescripts’ 2012 White Coat of Quality certification, replaces antiquated prescription pads with an electronic function that sends prescriptions directly to any of more than 54,000 retail pharmacies and six of the largest mail order pharmacies. Our customers can access our electronic prescribing solution through our EHR or by leveraging our Apple iOS or Android smart phone applications. This application provides physicians with access to patient prescription history and is also capable of receiving information from eligible pharmacies. All medications submitted through this application provide real-time warnings and alert systems that notify the provider of any adverse reactions or interactions with the patient’s other medication, allergies or illnesses. Collectively, these functions offer physicians a time and cost-saving solution in a critical area of patient care.

•	Lab Connectivity. Our lab connectivity service links providers with Lab Corp., Quest and other national and regional laboratories. Features of our lab connectivity service include:

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o	Hospital and laboratory reports organized electronically in a single location, replacing multiple printing devices and fax machines.

o	Notifications of unviewed results, including alerts for abnormal results.

o	Easy and secure forwarding of patient lab results to multiple physicians.

o	Cumulative and streamlined reports accessible from any Internet connection.

Ancillary Services

Providers who use our practice management and RCM solutions may also avail themselves of a variety of other technology-driven business services we provide, including:

•	Web Development and Hosting Services. We design and host customized websites for our customers at no additional cost. Our search engine friendly designs improve the provider’s online presence and help patients find them easily. The website is integrated with our secure patient health record portal.

•	Transcription services. Through a combination of our technology and workforce, providers have access to 4 cents per line transcription services. To utilize this service, providers simply upload audio dictation files to us through a secure website.

•	Coding and consulting. For an additional cost, our certified coders assist our customers in selecting appropriate procedure and diagnosis codes to support the RCM process. Our team also performs coding reviews and consultations that assist our customers by identifying and remedying coding mistakes that would, if left unchecked, pose compliance and payment risks.

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Personal Health Record Application

Customers

As of July 31, 2013, we served approximately 1,200 providers, representing 477 practices and more than 50 specialties and sub-specialties in 38 states. Pro forma for the acquisition of the Target Companies, we will serve more than [___] healthcare providers, representing approximately [___] practices, practicing in more than [___] specialties and subspecialties, across [___] states. Our customers are ambulatory healthcare providers, and include independent physician practices, multi-specialty group practices, and hospital-affiliated and hospital-owned clinics and practices. Approximately 95% of the practices we serve consist of one to five providers, with the majority of the practices we serve being primary care providers. However, our solutions are highly scalable and are appropriate for larger healthcare providers across a wide range of specialty areas. In fact, our largest customer is a hospital-based group with approximately 120 providers. We have no significant customer concentration and no individual customer accounts, either before or after the acquisition of the Target Companies, for more than ten percent of our revenue.

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Customer Support

Our customer service is important to our long term success. We offer a variety of customer support options to our healthcare providers. We devote over 65 employees to support our customers and their patients while leveraging our offshore team to provide billing and PHR support to patients, and account management and around the clock technical support services to our customers. Every MTBC account has an assigned manager who is responsible for maintaining our relationship with that provider and its staff. Through our web-based platform, email, phone, video and in-person meetings, we are in regular contact with our customers with the goal of proactively managing their practice management needs.

We offer providers, at no additional cost, a technical support hotline which is available 24 hours a day, 7 days a week. Members of our team are trained to resolve issues with our programs across all platforms that support our software and applications (PC/MAC, tablets, Android and Apple mobile devices). Providers and their staff can also communicate securely and directly with our support center through our web-based platform. Our customers have the ability to categorize each message and log them as a compliment, routine or complaint. During regular business hours, a rapid response unit of our support team calls any practice that submits a complaint within 10 minutes of our receipt of the complaint.

In addition, our providers save time and money by directing patient calls regarding billing to our patient help desk. Our support team assists patients with their billing questions in both English and Spanish.

Technology, Development and Infrastructure

We employ approximately 170 employees in our technology department dedicated to developing, maintaining and upgrading our software products. We continuously update our software and the rules in our rules based system. Our innovative platform utilizes the latest web, mobile, and cloud computing technologies which include Microsoft .NET, Linux, Android and Apple iOS. Our web-based platform ensures that data flows in a seamless manner across web, mobile and remote environments to our integrated web-based EHR and PracticePro applications. Our innovative platform further facilitates integration of all clinical, financial and administrative data to promote real-time information sharing and quick user adoption through user-friendly and intuitive tools that optimize daily processes.

Since our founding, we have remained committed to staying at the forefront of technological trends and changes. We believe that our web-based platforms provide the access, security and scalability that our healthcare industry customers desire. By utilizing our cutting-edge, technology-based solutions, we believe that our customers are positioned well for the healthcare industry future.

Our corporate offices located in Somerset, New Jersey house the servers that host our website, www.mtbc.com as well as our customers’ data. Additionally, our customers’ encrypted data reside on secure servers located at both our primary offshore offices in the Islamabad metropolitan area of Pakistan, and at our fully functional disaster recovery site located four hours away in Bagh, Pakistan. Both of our sites in Pakistan as well as in the United States utilize fail-over server redundancy, continuous data backups, uninterruptible power supplies and other security measures intended to prevent interruptions in the delivery of our products and services. Customer data is replicated at our New Jersey offices and two locations in Pakistan in an automated loopback system, providing data redundancy and ensuring successful data recovery in the event of a catastrophic loss.

Sales and Marketing

We employ a sales and marketing team operating out of our offshore and U.S. domestic offices. Our sales and marketing techniques include:

•     Customer Referrals

•     Search Engine Optimization

•     Channel Partnerships

•     Telemarketing

Customer Referrals. Customers who have experienced the benefits of utilizing our platform frequently refer our solutions to their colleagues. We offer our customers incentives for successful referrals and also run promotional campaigns under which customer referrers are eligible to win prizes such as iPads and trips. Our customers can provide us with referrals through multiple channels, including our web-based practice management site, and by calling our customer support line.

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Search Engine Optimization. Our marketing team utilizes search engine optimization methods to increase our Web presence and achieve higher visibility for our solutions in response to Internet search engine queries relating to our industry. Our marketing team also manages our social media presence, including on Twitter, Facebook and LinkedIn.

Channel Partnerships. We have relationships with healthcare vendors who provide specialty services not competitive with our product offering, whom we refer to as channel partners. In most cases, these relationships are agreements that compensate channel partners for providing us with sales lead information that results in sales. These channel partners generally do not make sales but instead provide us with leads that we use to develop new business through our direct sales force. In some instances, the channel relationship involves endorsement or promotion of our services by these third parties.

Telemarketing. Our offshore team includes trained sales people who perform targeted phone calls to healthcare providers.  This sales team also fields inbound calls, responding promptly to providers who have requested contact via our website or through our sales line.  Our offshore team is supported by our sales and marketing employees in the U.S. who may meet with potential customers and arrange in-person or remote demonstrations of our products and services.

Competition

The market for our products and services is competitive and characterized by rapidly evolving technology and product standards, user needs and the frequent introduction of new products and services. Some of our competitors are more established than us, benefit from greater name recognition and have substantially greater financial, technical, and marketing resources than us. We compete with other providers of both integrated and stand-alone practice management, EHR and RCM solutions, including providers who utilize a Web-based platform and providers of locally installed software systems. Our competitors include larger healthcare IT companies such as athenahealth, Allscripts Healthcare Solutions, Cure MD, eClinical Works, Practice Fusion, Kareo, Amazing Charts, and Greenway Medical Technologies, as well as various regional RCM companies.

The principal competitive factors in our industry include:

•	Product functionality and scope of services;

•	Cost-effectiveness of services;

•	Software intuitiveness and ease of use;

•	The ability to adapt quickly to changing rules and regulations applicable to the healthcare industry and for government reimbursement of medical costs;

•	The ability to adapt to changes in insurance companies’ reimbursement policies and rules; and

•	Customer relationship and satisfaction.

Despite the strong competition we face, we believe that our suite of services allows us to effectively compete with other companies in our industry, particularly in our targeted healthcare practice of one to five medical providers. Moreover, we believe that our cost-effective offshore support system differentiates us from many of our competitors and allows us to deliver our services at lower prices to our customers.

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Acquisitions

The RCM service industry is highly fragmented, with many local and regional RCM companies serving small medical practices. We believe that the industry is ripe for consolidation and that we can achieve significant growth through acquisitions. We estimate that there are more than 1,500 companies in the United States providing RCM services and that no one company has more than 5% of the market share.   We further believe that it is becoming increasingly difficult for traditional RCM companies to meet the growing technology and business service needs of healthcare providers while remaining profitable without a significant investment in information technology infrastructure.

Prior Acquisitions

Since 2006, we have acquired eight RCM companies and entered into agreements with two additional RCM companies under which we service all of their customers.  During 2012 alone, we acquired four RCM companies, and successfully migrated a majority of the customers of those companies from eight distinct RCM platforms to PracticePro within 120 days of closing. For the quarter ended June 30, 2013, 26% of our revenues were generated from providers who were obtained through strategic transactions with regional RCM companies.

Most recently, we acquired approximately 85% of the customers of Metro Medical Management Services, Inc. on June 30, 2013 for a purchase price of $1.5 million, of which $275,000 was paid in cash at closing with the balance to be paid in 24 monthly installments with the final installment to be paid on August 1, 2015. Based in New York City, Metro Medical provides RCM services to physicians in New York and New Jersey and generated revenues of approximately $3.4 million in 2012, of which approximately $2.7 million represented revenues from the customers we acquired. As of July 31, 2013, we served approximately 200 providers we acquired from Metro Medical, representing more than 100 practices in various specialties, including dermatology and internal medicine.

Acquisition of Target Companies

Concurrently with the consummation of the offering made by this prospectus, through a series of asset purchase agreements, we will acquire the operations of the Target Companies. Unless we close the acquisition of all of the Target Companies, we will not close any of those acquisitions and will not close this offering. The Target Companies, without giving effect to our own client base, serve an aggregate of approximately [___] providers as of July 31, 2013, representing [___] practices, practicing in [___] specialties across [___] states. Our primary goal in acquiring the Target Companies is to migrate the customers of the Target Companies to our web-based practice management, EHR and RCM solutions marketed under the name PracticePro. The Target Companies consist of the following:

•	Omni Medical Billing, LLC, based in Los Angeles, California, was formed in 2006 and subsequently acquired four U.S. RCM companies. Omni Medical provides traditional coding, collection and RCM services. Omni Medical has approximately [___] employees in the U.S. and [___] contractors in India and generated revenues of approximately $9.5 million in 2012. As of July 31, 2013, Omni Medical serves approximately [___] providers, representing [___] practices, practicing in approximately [___] specialties, across four states.

•	Practicare Medical Management, Inc., based in Syracuse, New York, was formed in 1988 and provides RCM services to physicians in New York, New Jersey, and Pennsylvania. Practicare has approximately [___] employees and generated revenues of approximately $6.4 million in 2012. As of July 31, 2013, Practicare serves approximately [___] providers, representing [___] practices, practicing primarily in radiology.

•	CastleRock Solutions, based in Silicon Valley, California, provides RCM and IT consulting services to its customers. CastleRock employs approximately [___] employees in the U.S. and [___] contractors in India and generated revenues of approximately $4.8 million in 2012. As of July 31, 2013, CastleRock serves approximately [___] providers, representing [___] practices, practicing in approximately [___] specialties, mainly in California.

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The following table sets forth information regarding the location, customers and employees of MTBC and the Target Companies as of July 31, 2013, and the revenues of MTBC and the Target Companies for the year ended December 31, 2012:

	MTBC	Omni Medical	Practicare	CastleRock

2012 Revenues:	$10 million	$9.5 million	$6.4 million	$4.8 million

Headquarters:	New Jersey	California	Upstate New York	California

Number of Custsomers:	477	[___]	[___]	[___]

Employees:	1,020	[___]	[___]	[___]

Consideration to be Paid to Target Companies

We have entered into definitive agreements to acquire each of the Target Companies. The aggregate consideration to be paid at closing by us to the Target Companies consists of:

•	approximately $24.2 million in cash; and

•	[____] shares of our common stock.

The following table sets forth certain summary information of the consideration payable in connection with the acquisition of the Target Companies:

	Number of Shares of
Target Company	Our Common Stock	Cash
	(in thousands)
Omni	[ ]	$16,299
Practicare	[ ]	4,564
CastleRock	[ ]	3,358
Total	-	$24,221

Structure of Acquisitions

Although each acquisition agreement contains slightly different terms, we will generally acquire the customer contracts and fixed assets of each of the Target Companies, but not their working capital or debt.

Summary of the Terms of the Acquisition Agreements

Although the following summarizes the material terms of the acquisition agreements, it does not purport to be complete in all respects and is subject to, and qualified in its entirety by, the full text of the acquisition agreements, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Additionally, the following summary discusses the acquisition agreements in general terms and does not identify the instances where one acquisition agreement may differ from another. Other than the amount of consideration to be received, all of the acquisition agreements are substantially similar.

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Timing of Closing

We expect that the acquisitions will close concurrently with the consummation of this offering. Unless we close all of the acquisitions, we will not close any of the acquisitions and we will not close this offering.

Representations and Warranties

Each acquisition agreement contains a number of representations and warranties made by us on the one hand and the respective Target Company and its principal stockholder(s) on the other hand. These representations and warranties were made as of the date of the acquisition agreement or, in some cases, as of a date specified in the representation, and may be qualified by reference to knowledge, materiality or schedules to the acquisition agreement disclosing exceptions to the representations and warranties. The contents of the representations and warranties reflect the results of arms’ length negotiations between the parties regarding their contractual rights. The descriptions of the provisions below are made for the purpose of describing the terms of the acquisition agreements and not as an affirmation of the accuracy of such representations and warranties.

Each party made representations to the other including, among others, representations concerning authority and approval; non-contravention; and financial statements.

Among other items, the Target Companies and their stockholders made additional representations to MTBC, including, among others, representations concerning due organization; capital stock; subsidiaries; liabilities; compliance with law; litigation; no violations of organizational documents; title to assets; real property; contracts; taxes; permits; environmental matters; personal property; customers; intellectual property; certain business practices and regulations; insurance; compensation; organized labor matters; employee plans; compliance with ERISA; computer hardware and software; absence of changes; and no undisclosed liabilities.

The Target Companies and their stockholders party to the acquisition agreements have been offered the opportunity to review a draft of this prospectus and the registration statement of which this prospectus forms a part, and have made representations to us regarding their investment intent, investor sophistication and ability to bear the economic risk of an investment in our common stock.

Indemnification and Escrow

Each Target Company and certain of their stockholders and members have agreed to indemnify and hold us harmless from a breach by them of their representations and warranties or covenants contained in the acquisition agreement to which they are a party. Losses for a breach of a representation and warranty generally may be indemnified if asserted prior to two years from the closing date, except that breaches of certain fundamental representations, such as the Target Companies’ title to their assets may be asserted at any time, and breaches of tax, ERISA and environmental representations, may be asserted at any time prior to the expiration of the applicable statute of limitations.

To secure our indemnity rights all of the stock consideration payable with respect to each acquisition will be held in escrow following the closing of that acquisition and used to satisfy indemnification claims we may have, with 15% of the shares issued with respect to each acquisition to be held in escrow for at least six months following the closing and the remaining 85% of such shares to be held in escrow for at least 12 months. In addition, 10% of the cash consideration payable for the acquisition of Practicare and 15% of the cash consideration payable for the acquisition of CastleRock will be held in escrow for 120 days following the closing of that acquisition to satisfy indemnification claims we may have during that period.

The stock portion of the purchase price held in escrow will also secure our right to cancel a portion of the shares in the event our revenues from the Target Companies’ customers in the 12 months following the closing, are below specified thresholds.

Noncompetition Agreement

Each of the acquisition agreements contains restrictions prohibiting each Target Company and their principal stockholders party to the acquisition agreement from soliciting our employees, existing customers and the customers we are acquiring for a period of five years after the closing. Additionally, certain stockholders and employees of the Target Companies will enter into employment agreements with us that contain non-compete and non-solicitation covenants.

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Closing Conditions

The obligations of MTBC and the Target Company and each of its stockholders to complete a particular acquisition are subject to the satisfaction of conditions including, among others:

•	the material accuracy as of closing of the representations and warranties made by MTBC and the Target Company and each of its stockholders, respectively, in the acquisition agreement;

•	material compliance with or performance of the covenants and agreements of each of MTBC and the Target Company and each of its stockholders, respectively, to be complied with or performed on or prior to closing; and

•	the offering contemplated by this prospectus shall have closed.

In addition our obligations to complete a particular acquisition are subject to the satisfaction of other conditions including:

•	receipt by the Target Company of third-party consents;

•	the Target Company shall not have sustained a material adverse change;

•	each other acquisition shall have occurred or will occur contemporaneously with the closing of that acquisition; and

•	no action or proceeding by or before any government authority shall have been instituted or threatened to restrain or prohibit the consummation of the acquisition.

Termination of the Acquisition Agreements

Each agreement relating to an acquisition may be terminated, under certain circumstances, prior to the closing of this offering, including:

•	by the mutual consent of MTBC and the Target Company;

•	by either MTBC or the Target Company if this offering and the acquisition of the Target Company is not closed by February 28, 2014; or

•	by either MTBC or the Target Company if a material breach or default under the acquisition agreement by the other party occurs and is not cured within the applicable cure period.

No acquisition agreement provides for a termination fee for the benefit of any party thereto if such acquisition agreement is terminated by any party thereto.

No assurance can be given that the conditions to the closing of all of the acquisitions will be satisfied or waived. Unless we close all of the acquisitions, we will not close any of the acquisitions and will not close this offering.

Government Regulation

Although we generally do not contract with U.S. state or local government entities, the services that we provide are subject to a complex array of federal and state laws and regulations, including regulation by the Centers for Medicare and Medicaid Services, or CMS, of the U.S. Department of Health and Human Services.

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Government Regulation of Health Information

HIPAA Privacy and Security Rules. The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it (collectively known as HIPAA) contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. These are embodied in the Privacy Rule and Security Rule portions of HIPAA. The HIPAA Privacy Rule prohibits a covered entity from using or disclosing an individual’s protected health information unless the use or disclosure is authorized by the individual or is specifically required or permitted under the Privacy Rule. The Privacy Rule imposes a complex system of requirements on covered entities for complying with this basic standard. Under the HIPAA Security Rule, covered entities must establish administrative, physical, and technical safeguards to protect the confidentiality, integrity, and availability of electronic protected health information maintained or transmitted by them or by others on their behalf.

The HIPAA Privacy and Security Rules apply directly to covered entities, such as healthcare providers who engage in HIPAA-defined standard electronic transactions, health plans, and healthcare clearinghouses. Because we translate electronic transactions to and from the HIPAA-prescribed electronic forms and other forms, we are considered a clearinghouse, and as such are a covered entity. In addition, our customers are also covered entities. In order to provide customers with services that involve the use or disclosure of protected health information, the HIPAA Privacy and Security Rules require us to enter into business associate agreements with our customers. Such agreements must, among other things, provide adequate written assurances:

•	as to how we will use and disclose the protected health information;

•	that we will implement reasonable administrative, physical, and technical safeguards to protect such information from misuse;

•	that we will enter into similar agreements with our agents and subcontractors that have access to the information;

•	that we will report security incidents and other inappropriate uses or disclosures of the information; and

•	that we will assist the customer in question with certain of its duties under the Privacy Rule.

HIPAA Transaction Requirements. In addition to the Privacy and Security Rules, HIPAA also requires that certain electronic transactions related to healthcare billing be conducted using prescribed electronic formats. For example, claims for reimbursement that are transmitted electronically to payers must comply with specific formatting standards, and these standards apply whether the payer is a government or a commercial entity. As a covered entity subject to HIPAA, we must meet these requirements, and moreover, we must structure and provide our services in a way that supports our customers’ HIPAA compliance obligations.

HITECH Act. The HITECH Act, which became law in February 2009, and the regulations issued under it, have provided, among other things, clarification of certain aspects of both the Privacy and Security Rules, expansion of the disclosure requirements for a breach of the Security Rule, and strengthening of the civil and criminal penalties for failure to comply with HIPAA. On January 25, 2013, the Department of Health and Human Services (HHS) published the final omnibus rule implementing the HITECH Act. Since we are business associates for some of the functions we perform, we are now directly liable for civil monetary penalties for violation of the HIPAA rules in our role as business associates. As business associates, we are also obligated under the HIPAA rules to enter into written agreements with our subcontractors to obtain satisfactory assurances that the subcontractor will appropriately safeguard protected health information. We are required to be compliant with this new rule by September, 2013.

State Laws. In addition to the HIPAA Privacy and Security Rules and the requirements imposed by the HITECH Act, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. Such state laws, if more stringent than HIPAA and HITECH Act requirements, are not preempted by the federal requirements, and we must comply with them.

Government Regulation of Reimbursement

Our customers are subject to regulation by a number of governmental agencies, including those that administer the Medicare and Medicaid programs. Accordingly, our customers are sensitive to legislative and regulatory changes in, and limitations on, the government healthcare programs and changes in reimbursement policies, processes, and payment rates. During recent years, there have been numerous federal legislative and administrative actions that have affected government programs, including adjustments that have reduced or increased payments to physicians and other healthcare providers and adjustments that have affected the complexity of our work. It is possible that the federal or state governments will implement future reductions, increases, or changes in reimbursement under government programs that adversely affect our customer base or our cost of providing our services.

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Fraud and Abuse

A number of federal and state laws, loosely referred to as “fraud and abuse laws,” are used to prosecute and impose civil penalties, among other things, upon healthcare providers, physicians, and others that make, offer, seek, or receive referrals or payments for products or services that may be paid for through any federal or state healthcare program and, in some instances, any private program. Given the breadth of these laws and regulations, they are potentially applicable to our business; the transactions that we undertake on behalf of our customers; and the financial arrangements through which we market, sell, and distribute our services. These laws and regulations include:

Anti-Kickback Laws. There are numerous federal and state laws that govern patient referrals, physician financial relationships, and inducements to healthcare providers and patients. The federal healthcare programs’ anti-kickback law prohibits any person or entity from offering, paying, soliciting, or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid, and other federal healthcare programs or the leasing, purchasing, ordering, or arranging for or recommending the lease, purchase, or order of any item, good, facility, or service covered by these programs. Courts have construed this anti-kickback law to mean that a financial arrangement may violate this law if any one of the purposes of one of the arrangements is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. There are several limited exclusions known as safe harbors that may protect some arrangements from enforcement penalties. These safe harbors are very limited and may not be applicable to all compliant business arrangements. Penalties for federal anti-kickback violations are severe, and include imprisonment, criminal fines, civil money penalties with triple damages, and exclusion from participation in federal healthcare programs. Many states have similar anti-kickback laws, some of which are not limited to items or services for which payment is made by a government healthcare program.

False or Fraudulent Claim Laws. There are numerous federal and state laws that forbid submission of false information, or the failure to disclose information, in connection with the submission and payment of physician claims for reimbursement. In some cases, these laws also forbid abuse in connection with such submission and payment, for example, by systematic over treatment or duplicate billing for the same services to collect increased or duplicate payments. These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. For example, one federal false claim law forbids knowing submission to government programs of false claims for reimbursement for medical items or services. Under this law, knowledge may consist of willful ignorance or reckless disregard of falsity. How these concepts apply to services such as ours that rely substantially on automated processes has not been well defined in the regulations or relevant case law. As a result, our errors with respect to the formatting, preparation, or transmission of such claims and any mishandling by us of claims information that is supplied by our customers or other third parties may be determined to, or may be alleged to, involve willful ignorance or reckless disregard of any falsity that is later determined to exist.

We charge our PracticePro customers a percentage of the collections that they receive as a result of our services. To the extent that liability under fraud and abuse laws and regulations requires intent, it may be alleged that this percentage calculation provides us or our employees with incentive to commit or overlook fraud or abuse in connection with submission and payment of reimbursement claims. CMS has stated that it is concerned that percentage-based billing services may encourage RCM companies to commit or to overlook fraudulent or abusive practices.

PPACA. In addition to the provisions relating to healthcare access and delivery, the Patient Protection and Affordable Care Act made changes to healthcare fraud and abuse laws. PPACA expands false claim laws, amends key provisions of other anti-fraud and abuse statutes, provides the government with new enforcement tools and funding for enforcement, and enhances both criminal and administrative penalties for noncompliance. PPACA may result in increased anti-fraud enforcement activities.

Stark Law and Similar State Laws. The Ethics in Patient Referrals Act, known as the Stark Law, prohibits certain types of referral arrangements between physicians and healthcare entities. Physicians are prohibited from referring patients for certain designated health services reimbursed under federally funded programs to entities with which they or their immediate family members have a financial relationship or an ownership interest, unless such referrals fall within a specific exception. Violations of the statute can result in civil monetary penalties and/or exclusion from the Medicare and Medicaid programs. Furthermore, reimbursement claims for care rendered under forbidden referrals may be deemed false or fraudulent, resulting in liability under other fraud and abuse laws.

Laws in many states similarly forbid billing based on referrals between individuals and/or entities that have various financial, ownership, or other business relationships. These laws vary widely from state to state.

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Corporate Practice of Medicine Laws, Fee-Splitting Laws, and Anti-Assignment Laws

In many states, there are laws that prohibit non-licensed individuals from practicing medicine, prevent corporations from being licensed as practitioners, and prohibit licensed medical practitioners from practicing medicine in partnership with non-physicians, such as business corporations. In some states, these prohibitions take the form of laws or regulations forbidding the splitting of physician fees with non-physicians or others. In some cases, these laws have been interpreted to prevent business service providers from charging their physician customers on the basis of a percentage of collections or charges.

There are also federal and state laws that forbid or limit assignment of claims for reimbursement from government-funded programs. Some of these laws limit the manner in which business service companies may handle payments for such claims and prevent such companies from charging their physician customers on the basis of a percentage of collections or charges. In particular, the Medicare program specifically requires that billing agents who receive Medicare payments on behalf of medical care providers must meet the following requirements:

•	the agent must receive the payment under an agreement between the provider and the agent;

•	the agent’s compensation may not be related in any way to the dollar amount billed or collected;

•	the agent’s compensation may not depend upon the actual collection of payment;

•	the agent must act under payment disposition instructions, which the provider may modify or revoke at any time; and

•	in receiving the payment, the agent must act only on behalf of the provider, except insofar as the agent uses part of that payment to compensate the agent for the agent’s billing and collection services.

Medicaid regulations similarly provide that payments may be received by billing agents in the name of their customers without violating anti-assignment requirements if payment to the agent is related to the cost of the billing service, not related on a percentage basis to the amount billed or collected, and not dependent on collection of payment.

Electronic Prescribing Laws

States have differing prescription format and signature requirements. Many existing laws and regulations, when enacted, did not anticipate the methods of e-commerce now being developed. However, due in part to recent industry initiatives, federal law and the laws of all 50 states now permit the electronic transmission of prescription orders. In addition, on November 7, 2005, the Department of Health and Human Services published its final E-Prescribing and the Prescription Drug Program regulations, referred to below as the E-Prescribing Regulations. These regulations are required by the Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA) and became effective beginning on January 1, 2006. The E-Prescribing Regulations consist of detailed standards and requirements, in addition to the HIPAA standards discussed previously, for prescription and other information transmitted electronically in connection with a drug benefit covered by the MMA’s Prescription Drug Benefit. These standards cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility and benefits inquiries and drug formulary and benefit coverage information. The standards apply to prescription drug plans participating in the MMA’s Prescription Drug Benefit. Aspects of our services are affected by such regulation, as our customers need to comply with these requirements.

Anti-Tampering Laws

For certain prescriptions that cannot or may not be transmitted electronically from physician to pharmacy, both federal and state laws require that the written forms used exhibit anti-tampering features. For example, the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007 has since April 2008 required that most prescriptions covered by Medicaid must demonstrate security features that prevent copying, erasing, or counterfeiting of the written form. Because our customers will, on occasion, need to use printed forms, we must take these laws into consideration for purposes of the prescription functions of PracticePro.

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Electronic Health Records Certification Requirements

The HITECH Act directs the Office of the National Coordinator for Health Information Technology, or ONCHIT, to support and promote meaningful use of certified EHR technology nationwide through the adoption of standards, implementation specifications, and certification criteria as well as the establishment of certification programs for EHR technology. In January 2011, HHS issued a final rule to establish a permanent certification program for EHR technology, including how organizations can become ONC-Authorized Testing and Certification Bodies (ONC-ATCBs). ONC-ATCBs are required to test and certify that EHR technology is compliant with the standards, implementation specifications, and certification criteria adopted by the Secretary of the U.S. Department of Health and Human Services and meet the definition of “certified EHR technology.” In July 2010, the Secretary published the final rule that adopted standards, implementation specifications, and certification criteria for EHR technology. Our web-based EHR solution was certified as a 2011/2012 compliant Complete EHR by ICSA Labs, an ONC-ATCB, in accordance with the applicable eligible provider certification criteria adopted by the Secretary. While we believe our system is well designed in terms of function and interoperability, we cannot be certain that it will meet future requirements.

United States Food and Drug Administration

The U.S. Food and Drug Administration (FDA) has promulgated a draft policy for the regulation of computer software products as medical devices and a proposed rule for reclassification of medical device data systems under the Federal Food, Drug and Cosmetic Act, as amended, or FDCA. The FDA has stated that health information technology software is a medical device under the FDCA, and we expect that the FDA is likely to become increasingly active in regulating computer software intended for use in healthcare settings regardless of whether the draft policy or proposed rule is finalized or changed. We anticipate additional guidance on this subject by early 2014, in the form of a report to be issued by the FDA, ONCHIT, and the Federal Communications Commission. This report would propose a regulatory framework for health information technology that promotes innovation, protects patient safety, and avoids regulatory duplication.

If our computer software functionality is considered a medical device under the FDCA, we could be subject to additional regulatory requirements. Under the FDCA, medical devices include any instrument, apparatus, machine, contrivance, or other similar or related article that is intended for use in the diagnosis of disease or other conditions or in the cure, mitigation, treatment, or prevention of disease. FDA regulations govern, among other things, product development, testing, manufacture, packaging, labeling, storage, clearance or approval, advertising and promotion, sales and distribution, and import and export. FDA requirements with respect to devices that are determined to pose lesser risk to the public include:

•	establishment registration and device listing with the FDA;

•	the Quality System Regulation, or QSR, which requires manufacturers, including third-party or contract manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during all aspects of manufacturing;

•	labeling regulations and FDA prohibitions against the advertising and promotion of products for uncleared, unapproved off-label uses and other requirements related to advertising and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA any field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Non-compliance with applicable FDA requirements can result in, among other things, public warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the FDA to grant marketing approvals, withdrawal of marketing approvals, a recommendation by the FDA to disallow us from entering into government contracts, and criminal prosecutions. The FDA also has the authority to request repair, replacement, or refund of the cost of any device.

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Anti-Bribery Laws

The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, financial condition, and cash flows

Foreign Regulations

Our subsidiary in Pakistan is subject to additional regulations by the Government of Pakistan. These regulations include federal and local corporation requirements, health information transmission requirements and restrictions, restrictions on exchange of funds, employment-related laws, and qualification for tax status and tax incentives.

Intellectual Property

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality, invention assignment and work for hire agreements with our employees and contractors, and confidentiality agreements with third parties. In this way, we have historically chosen to protect our software and other technological intellectual property as trade secrets. We further control the use of our proprietary technology and intellectual property through provisions in our websites' terms of use.

As of June, 2013, we had one U.S. patent pending relating to our automated patient reminder call service, and three U.S. registered trademarks and service marks for “MTBC,” “MTBC.com” and “A Unique Healthcare IT Company”. We are also the registered holder of more than 100 domestic and international domain names.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we seek protection of our marks. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights may harm our business or our ability to compete.

Seasonality

There is moderate seasonality in our revenues caused by fluctuations in discretionary patient visits to medical practices, since our revenue is primarily generated from reimbursements received by our health care provider customers. The number of patients visiting our customers during the summer and winter holiday seasons is generally lower as compared to other times of the year, which reduces collections one to two months later. In addition, at the start of every year our revenues decrease due to patients’ insurance deductibles, which typically reset in January. The rate of insurance reimbursements offset by deductibles is typically higher in the first three months of every year. Deductibles are typically 8% of billings in the first quarter of the year, and 4% during the rest of the year.

Employees

As of July 31, 2013, not including the employees of the Target Companies, we had approximately [_____] employees, including 1,000 full-time employees in Pakistan, and approximately [___] full-time employees in the United States. As of July 31, 2013, pro forma for the acquisition of the Target Companies, we would have had approximately [___] U.S. employees, and approximately 1,000 employees located in our offshore offices in Pakistan.

Facilities

We do not own any real property. We lease our existing 2,400 square foot facility located at 7 Clyde Road, Somerset, New Jersey, under a lease that extends through September 30, 2017. We also lease an approximately 1,000 square foot facility in Ontario, Ohio. Additionally, we lease approximately 48,100 square feet of office space and server facilities in Pakistan.

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Legal Proceedings

We are not a party to any material pending legal proceedings. We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of our business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty and the resolution of these matters could materially affect our future results of operations, cash flows or financial position.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth information as of June 30, 2013 regarding our directors and executive officers.

Name	Age	Position(s)
Mahmud Haq	54	Chairman of the Board and Chief Executive Officer
Stephen A. Snyder	36	President
Bill Korn	56	Chief Financial Officer
Christine Salimbene	42	General Counsel, Vice President and Secretary
G. David Rosenblum	68	Executive Vice Chairman of the Board of Directors
Cameron Munter	58	Director
[___]	[__]	Director
[___]	[__]	Director

(1) Member of the compensation committee

(2) Member of the audit committee

(3) Member of the nominating and corporate governance committee

Mahmud Haq is our founder, and has served as our Chief Executive Officer and Chairman of the Board since our inception in 2001. Prior to founding MTBC, Mr. Haq served as the Chief Executive Officer and President of Compass International Services Corporation from 1997 to 1999. From 1985 to 1996, Mr. Haq held various senior executive positions at American Express, including Vice President—Risk Management of Global Collections for the Travel Related Services division (1994-1996). Mr. Haq received a Bachelor of Science in Aviation Management from Bridgewater State College and holds an M.B.A. from Clark University with a concentration in Finance.

The board of directors believes that Mr. Haq is qualified to serve as a director because of the perspective and experience he brings as our founder and Chief Executive Officer and because of the knowledge and experience he brings having held officer and director positions at other successful private and public companies.

Stephen A. Snyder is our President.  Mr. Snyder joined MTBC in August 2005 as Vice President, General Counsel and Secretary, and later served as Chief Operating Officer beginning January 2009, through his appointment as President in August 2011.  Prior to joining MTBC, Mr. Snyder practiced law with a New Jersey law firm.  Mr. Snyder is a member of the New Jersey and New York bars and his writings on healthcare law and policy have been published by the American Health Lawyers Association, American Bar Association and various industry publications.  Mr. Snyder received his Bachelor of Arts in Political Science magna cum laude from Montclair State University and his Juris Doctor from Rutgers School of Law-Newark.

Bill Korn is our Chief Financial Officer. Mr. Korn joined MTBC in July 2013. Prior to joining MTBC, Mr. Korn served as the Chief Financial Officer for six other early-stage technology businesses. From January 2013 until he joined us, Mr. Korn served as the Chief Financial Officer of SnapOne, Inc., a developer of cloud-based applications for mobile devices, and from June 2012 until December 2012, Mr. Korn was doing private advisory work. Prior to that, from August 2002 to June 2012, Mr. Korn was the Chief Financial Officer of Antenna Software, Inc. Earlier in his career, Mr. Korn spent ten years with IBM, where he served on the senior management team that created IBM's services strategy in the 1990s. Mr. Korn received his Bachelor of Arts in Economics magna cum laude from Harvard College and his Master of Business Administration from Harvard Business School.

Christine Salimbene is our General Counsel, Vice President and Secretary. Ms. Salimbene joined MTBC in 2009, after having been engaged in the private practice of law for thirteen years.  She is a member of the American Health Lawyers Association and the Health Care Compliance Association.  Ms. Salimbene received her Bachelor of Arts in History cum laude from Rutgers College, Phi Beta Kappa and her Juris Doctor from Seton Hall University School of Law.

G. David Rosenblum has served as a member of our board of directors since 2003. Mr. Rosenblum also served as our President from February 2003 to September 2011. Mr. Rosenblum has been a franchise consultant since 2003. Prior to joining MTBC, Mr. Rosenblum practiced law for over 25 years with Astor Weiss Kaplan & Mandel, LLP a Philadelphia law firm, where he served as Managing Partner for 13 years. Mr. Rosenblum also served as the interim President, CEO and General Counsel of World Wide Web NetworX Corporation, a publicly-traded e-commerce incubator, from March 2000 to December 2003. Mr. Rosenblum holds a Bachelor of Arts from the Johns Hopkins University and a Juris Doctor from the University of Pennsylvania Law School.

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The board of directors believes that Mr. Rosenblum is qualified to serve as a director because of the perspective and experience he brings as our prior President and because of his experience in the legal industry and the knowledge and experience he brings having held officer and director positions with other public companies.

Cameron P. Munter has served as a member of our board of directors since 2013. Mr. Munter served as the U.S. Ambassador to Pakistan from October 2010 through July 2012. Prior to this appointment, Mr. Munter held a variety of high-profile diplomatic positions in Iraq and also served as U.S. Ambassador to Serbia from March 2007 to March 2009. Mr. Munter received his B.A., magna cum laude, from Cornell University and doctoral degree in Modern European History from the Johns Hopkins University. He is currently a professor of International Relations at Pomona College.

The board of directors believes that Mr. Munter is qualified to serve as director of his leadership experience in high level U.S. government appointments.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other principal executive and senior financial officers.

Board Composition

Upon completion of this offering, our board of directors will consist of five directors, three of whom will qualify as “independent” directors according to the rules and regulations of the NASDAQ Stock Market LLC, or NASDAQ. Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, will provide for a classified board of directors divided into three classes with members of each class of directors serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. Mr. [      ] and Mr. [       ] have been designated Class I directors whose term will expire at the 2014 annual meeting of stockholders. Mr. [       ] and Mr. [       ] have been designated Class II directors whose term will expire at the 2015 annual meeting of stockholders, and Mr. [       ] and Mr. [       ] have been designated Class III directors whose term will expire at the 2016 annual meeting of stockholders.

Our amended and restated certificate of incorporation will also provide that that the number of authorized directors will be determined from time to time by resolution of the board of directors and any vacancies in our board and newly created directorships may be filled only by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our amended and restated certificate of incorporation will further provide for the removal of a director only for cause and by the affirmative vote of the holders of 66 2/3% or more of the shares then entitled to vote at an election of our directors. These provisions and the classification of our board of directors may have the effect of delaying or preventing changes in the control of MTBC.

Director Independence

Our board of directors has considered the relationships of all directors with us and the independence of each director, and determined that Messrs. Cameron Munter, [       ], and [       ], do not have any relationship which would interfere with the exercise of independent judgment in carrying out his or her responsibility as a director and that each non-employee director qualifies as an independent director under the applicable rules of NASDAQ.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a separate charter adopted by our board of directors. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

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The composition and functioning of our board of directors and all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, and NASDAQ and SEC rules and regulations.

Audit Committee

Our audit committee consists of [       ] and [       ], with [       ] chairing the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that Messrs. [       ] and [       ] are “audit committee financial experts” as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. [       ] and [       ] are independent directors as defined under the applicable rules and regulations of the SEC and NASDAQ. [We expect to satisfy the member independence requirements for the audit committee prior to the end of the transition period provided under current NASDAQ listing standards and SEC rules and regulations for companies completing their initial public offering.] The audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and NASDAQ.

The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; and

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

Compensation Committee

Our compensation committee consists of [       ] and [       ], with Mr. [       ] chairing the compensation committee. All members of our compensation committee are independent under the applicable rules and regulations of the SEC, NASDAQ and the Internal Revenue Code of 1986, as amended, or the Code. [We expect to satisfy the member independence requirements for the compensation committee prior to the end of the transition period provided under current NASDAQ listing standards and SEC rules and regulations for companies completing their initial public offering.] The compensation committee will operate under a written charter that will satisfy the applicable standards of the SEC and NASDAQ.

The compensation committee’s responsibilities include:

•	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	determining the compensation of all our other officers and reviewing periodically the aggregate amount of compensation payable to such officers;

•	overseeing and making recommendations to the board of directors with respect to our incentive-based compensation and equity plans; and

•	reviewing and making recommendations to the board of directors with respect to director compensation.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of [       ] and [       ], with Mr. [       ] chairing the nominating and corporate governance committee. All members of our nominating and corporate governance committee are independent under the applicable rules and regulations of the SEC and NASDAQ. [We expect to satisfy the member independence requirements for the nominating and corporate governance committee prior to the end of the transition period provided under current NASDAQ listing standards and SEC rules and regulations for companies completing their initial public offering.] The nominating and corporate governance committee will operate under a written charter that will satisfy the applicable standards of the SEC and NASDAQ.

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The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors the criteria for selecting board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines; and

•	overseeing the evaluation of the board of directors, its committees and management.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is or has at any time during the past fiscal year been an officer or employee of the company. None of our executive officers serve or in the past fiscal year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

Prior to this offering, we had not implemented a formal policy with respect to compensation payable to our non-employee directors for service as directors. We did not compensate non-employee directors for service as directors during 2011 and 2012. We reimburse our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors.

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EXECUTIVE COMPENSATION

Summary Compensation Table for the Year ended December 31, 2012

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our Chief Executive Officer and President during 2012. These individuals were our named executive officers for 2012. None of our other executive officers received compensation in excess of $100,000 during 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)(1)	Total ($)
Mahmud Haq	2012	120,659	10,097	4,827	135,583
Chief Executive Officer

Stephen Snyder
President	2012	120,659	40,000	5,868	166,527

(1)    Consists of 401(k) matching contributions

Executive Employment Arrangements.

None of our named executive officers is a party to an employment agreement with us. The current base salary of Messrs. Haq and Snyder, and of Bill Korn, who joined us as our Chief Financial Officer in July 2013, is $120,000 per annum.

Outstanding Equity Awards at Fiscal Year End

None of our named executive officers had any outstanding equity awards as of December 31, 2012.

Employee Benefit Plans

2013 Equity Incentive Plan

In connection with this offering, we will adopt the Medical Transcription Billing, Corp. 2013 Equity Incentive Plan, or the 2013 Plan, the material terms of which are described below.

Purpose. The purpose of the 2013 Plan is to promote our success by linking the personal interests of our employees, officers, directors and consultants to those of our stockholders, and by providing participants with an incentive for outstanding performance.

Permissible Awards. The 2013 Plan authorizes the grant of awards in any of the following forms:

•	Options to purchase shares of common stock, which may be nonstatutory stock options or incentive stock options under the Code. The exercise price of an option granted under the 2013 Plan may not be less than the fair market value of our common stock on the date of grant. Stock options granted under the 2013 Plan have a term of ten years.

•	Stock appreciation rights, or SARs, which give the holder the right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise, over the base price of the stock appreciation right. The base price of a SAR may not be less than the fair market value of our common stock on the date of grant. SARs granted under the 2013 Plan have a term of ten years.

•	Restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Compensation Committee.

•	Restricted stock units, which represent the right to receive shares of common stock (or an equivalent value in cash or other property) in the future, based upon the attainment of stated vesting or performance goals set by the Compensation Committee.

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•	Deferred stock units, which represent the right to receive shares of common stock (or an equivalent value in cash or other property) in the future, generally without any vesting or performance restrictions.

•	Other stock-based awards in the discretion of the Compensation Committee, including unrestricted stock grants.

•	Cash-based awards in the discretion of the Compensation Committee, including cash-based performance awards.

All awards will be evidenced by a written award certificate between MTBC and the participant, which will include such provisions as may be specified by the Compensation Committee. Dividend equivalent rights, which entitle the participant to payments in cash or property calculated by reference to the amount of dividends paid on the shares of stock underlying an award, may be granted with respect to awards other than options or SARs.

Awards to Non-Employee Directors. Awards granted under the 2013 Plan to non-employee directors will be made only in accordance with the terms, conditions and parameters of a plan, program or policy for the compensation of non-employee directors as in effect from time to time. The Committee may not make discretionary grants under the 2013 Plan to non-employee directors. The maximum aggregate number of shares underlying any award granted under the 2013 Plan in any 12-month period to any one non-employee director is [_____] shares.

Shares Available for Awards; Adjustments. Subject to adjustment as provided in the 2013 Plan, the aggregate number of shares of common stock reserved and available for issuance pursuant to awards granted under the 2013 Plan is [__________]. In the event of a nonreciprocal transaction between MTBC and its stockholders that causes the per share value of the common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the share authorization limits under the 2013 Plan will be adjusted proportionately, and the Compensation Committee must make such adjustments to the 2013 Plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction.

Administration. The 2013 Plan will be administered by the Compensation Committee. The Committee will have the authority to grant awards; designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2013 Plan; and make all other decisions and determinations that may be required under the 2013 Plan. The Board of Directors may at any time administer the 2013 Plan. If it does so, it will have all the powers of the Compensation Committee under the 2013 Plan. In addition, the Board may expressly delegate to a special committee some or all of the Compensation Committee’s authority, within specified parameters, to grant awards to eligible participants who, at the time of grant, are not executive officers.

Limitations on Transfer; Beneficiaries. No award will be assignable or transferable by a participant other than by will or the laws of descent and distribution; provided, however, that the Compensation Committee may permit other transfers (other than transfers for value) where the Compensation Committee concludes that such transferability does not result in accelerated taxation, does not cause any option intended to be an incentive stock option to fail to qualify as such, and is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, any state or federal tax or securities laws or regulations applicable to transferable awards. A participant may, in the manner determined by the Compensation Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant’s death.

Treatment of Awards upon a Participant’s Death or Disability. Unless otherwise provided in an award certificate or any special plan document governing an award, upon the termination of a participant’s service due to death or disability:

•	all of that participant’s outstanding options and SARs will become fully vested;

•	all time-based vesting restrictions on that participant’s outstanding awards will lapse as of the date of termination; and

•	the payout opportunities attainable under all of that participant’s outstanding performance-based awards will vest based on target or actual performance measured as of the end of the calendar quarter immediately preceding the date of termination (depending on the time during the performance period in which the date of termination occurs) and the awards will payout on a pro rata basis, based on the time elapsed prior to the date of termination.

Treatment of Awards upon a Change in Control. Unless otherwise provided in an award certificate or any special plan document governing an award:

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(A)	upon the occurrence of a change in control of MTBC in which awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control in a manner approved by the Compensation Committee or the Board:

•	all outstanding options and SARs will become fully vested;

•	all time-based vesting restrictions on outstanding awards will lapse as of the date of the change in control; and

•	the payout opportunities attainable under all outstanding performance-based awards will vest based on target or actual performance measured as of the end of the calendar quarter immediately preceding the change in control (depending on the time during the performance period in which the change in control occurs) and the awards will payout on a pro rata basis, based on the time elapsed prior to the change in control, and

(B)	with respect to awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with a change in control, if within two years after the effective date of the change in control, a participant’s employment is terminated without Cause or the participant resigns for Good Reason (as such terms are defined in the 2013 Plan), then:

•	all of that participant’s outstanding options and SARs will become fully vested;

•	all time-based vesting restrictions on that participant’s outstanding awards will lapse as of the date of termination; and

•	the payout opportunities attainable under all of that participant’s outstanding performance-based awards will vest based on target or actual performance measured as of the end of the calendar quarter immediately preceding the date of termination (depending on the time during the performance period in which the date of termination occurs) and the awards will payout on a pro rata basis, based on the time elapsed prior to the date of termination.]

Termination and Amendment. The 2013 Plan will terminate on the tenth anniversary of its adoption, or, if the stockholders approve an amendment to the 2013 Plan that increases the number of shares subject to the 2013 Plan, the tenth anniversary of the date of such approval, unless earlier terminated by the Board or the Compensation Committee. The Board or the Compensation Committee may, at any time and from time to time, terminate or amend the 2013 Plan, but if an amendment to the 2013 Plan would constitute a material amendment requiring stockholder approval under applicable listing requirements, laws, policies or regulations, then such amendment will be subject to stockholder approval. No termination or amendment of the 2013 Plan may adversely affect any award previously granted under the 2013 Plan without the written consent of the participant. Without the prior approval of our stockholders, the 2013 Plan may not be amended to directly or indirectly reprice, replace or repurchase “underwater” options or SARs.

The Committee may amend or terminate outstanding awards. However, such amendments may require the consent of the participant and, unless approved by the stockholders or otherwise permitted by the antidilution provisions of the 2013 Plan, (i) the exercise price or base price of an option or SAR may not be reduced, directly or indirectly, (ii) an option or SAR may not be cancelled in exchange for cash, other awards, or options or SARS with an exercise price or base price that is less than the exercise price or base price of the original option or SAR, or otherwise, (iii) we may not repurchase an option or SAR for value (in cash or otherwise) from a participant if the current fair market value of the shares of common stock underlying the option or SAR is lower than the exercise price or base price per share of the option or SAR, and (iv) the original term of an option or SAR may not be extended.

Prohibition on Repricing. As indicated above under “Termination and Amendment,” outstanding stock options and SARs cannot be repriced, directly or indirectly, without the prior consent of our stockholders. The exchange of an “underwater” option or stock appreciation right (i.e., an option or stock appreciation right having an exercise price or base price in excess of the current market value of the underlying stock) for cash or for another award would be considered an indirect repricing and would, therefore, require the prior consent of our stockholders.

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Certain Federal Tax Effects

The following discussion is limited to a summary of the U.S. federal income tax provisions relating to the grant, exercise and vesting of awards under the 2013 Plan and the subsequent sale of common stock acquired under the 2013 Plan. The tax consequences of awards may vary depending upon the particular circumstances, and it should be noted that the income tax laws, regulations and interpretations thereof change frequently. Participants should rely upon their own tax advisors for advice concerning the specific tax consequences applicable to them, including the applicability and effect of state, local, and foreign tax laws.

Nonstatutory Stock Options. There will be no federal income tax consequences to the optionee or to us upon the grant of a nonstatutory stock option under the 2013 Plan. When the optionee exercises a nonstatutory option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock received upon exercise of the option at the time of exercise over the exercise price, and we will be allowed a corresponding deduction. Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

Incentive Stock Options. There typically will be no federal income tax consequences to the optionee or to us upon the grant or exercise of an incentive stock option. If the optionee holds the option shares for the required holding period of at least two years after the date the option was granted or one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and we will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on the disposition of the shares) over the exercise price, and we will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee’s alternative minimum taxable income.

Stock Appreciation Rights. A participant receiving a stock appreciation right will not recognize income, and we will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the stock appreciation right, the amount of cash and the fair market value of any shares of common stock received will be ordinary income to the participant and us will be allowed as a corresponding federal income tax deduction at that time.

Restricted Stock. Unless a participant makes an election to accelerate recognition of income to the date of grant as described below, the participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock award is granted, provided that the award is subject to restrictions on transfer and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock), and we will be allowed a corresponding federal income tax deduction at that time. If the participant files an election under Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and we will be allowed a corresponding federal income tax deduction at that time. Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Code Section 83(b) election. To the extent unrestricted dividends are paid during the restricted period under the applicable award agreement, any such dividends will be taxable to the participant at ordinary income tax rates and will be deductible by us unless the participant has made a Section 83(b) election, in which case the dividends will thereafter be taxable to the participant as dividends and will not be deductible by us.

Stock Units. A participant will not recognize income, and we will not be allowed a tax deduction, at the time a stock unit award is granted. Upon receipt of shares of common stock (or the equivalent value in cash) in settlement of a stock unit award, a participant will recognize ordinary income equal to the fair market value of the common stock or other property as of that date, and we will be allowed a corresponding federal income tax deduction at that time.

Cash-Based Performance Awards. A participant will not recognize income, and we will not be allowed a tax deduction, at the time a cash-based performance award is granted (for example, when the performance goals are established). Upon receipt of cash in settlement of the award, the participant will recognize ordinary income equal to the cash received, and we will be allowed a corresponding federal income tax deduction at that time.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Internal Revenue Code limits. We match 100% of contributions made by employees on the first 3% of their salary contributed to our 401(k) plan, and we match 50% of the next 2% of their salary contributed to our 401(k) plan. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.

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Limitation on Liability and Indemnification Agreements

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the closing of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, executive officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2010 to which we have been a party, in which the amount involved in the transaction exceeded $31,600, which is one percent of the average of our total assets at December 31, 2011 and 2012, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described in the section entitled “Executive Compensation.”

Somerset, New Jersey Executive Office Lease

In October 2012, we entered into a five year lease agreement for our Somerset, New Jersey headquarters with Mahmud Haq, our Chairman of the Board, Chief Executive Officer and principal stockholder. The approximate dollar value of the transaction for the period beginning October 2012 and ending September 2017 is $360,000. Prior to entering into the 2012 lease, we leased these offices from Mr. Haq pursuant to predecessor lease agreements whose terms have expired.

South Brunswick, New Jersey Property Lease

In November 2009, we entered into a three-year lease agreement commencing December 1, 2009 with Mahmud Haq for property located in South Brunswick, New Jersey. This property is primarily used to temporarily house foreign employees visiting our corporate headquarters. The lease automatically renews for additional one-year periods and will terminate on November 30, 2013 unless further renewed. The approximate dollar value of the transaction for the period beginning December 1, 2009 and ending November 30, 2013 is $169,000.

Bagh, Pakistan Office Lease

In May 2008, we entered into a three year lease agreement for our facilities located in Bagh, Pakistan with Mahmud Haq. The lease has been amended so that the current term of the lease expires on December 31, 2013. The approximate dollar value of the transaction, which is denominated in Pakistan rupees, for the period beginning May 2008 and ending December 31, 2013 is approximately $169,000 based on current exchange rates.

Aircraft Lease

In December 2009, we entered into a nonexclusive aircraft dry lease agreement with Kashmir Air, Inc., an entity owned by Mahmud Haq. The lease, which was subsequently amended and restated, currently provides for our non-exclusive use of a Cessna Citation 501 aircraft for rental payments in the amount of $10,000 per month, and further provides that we are responsible for routine repairs and maintenance of the aircraft. The original term of the lease was for a one year period ending December 23, 2010. The lease is subject to extension for additional one-year periods with the mutual consent of the parties, with the current term of the lease expiring on December 23, 2013. The approximate dollar value of the rental payments made by us for the aircraft lease for the period beginning December 2009 and ending December 2013 is $516,000. In addition, since December 2009, we have paid third parties approximately $91,000 for repairs and maintenance of the aircraft, and $75,000 for the use of hangar space in Trenton, New Jersey for the aircraft.

Founder Loans and Advances

In February 2013, Mahmud Haq advanced us a loan of $1,000,000, of which a portion was used to repay the outstanding balance on our revolving credit line with TD Bank. The loan bears interest at an annual rate of 7.0%. The outstanding principal of this loan, as of June 30, 2013 in the amount of $890,000, together with accrued interest, is due in one installment on July 5, 2015.

During the year ended December 31, 2012, we advanced $280,000 as a loan to Mahmud Haq and during the six months ended June 30, 2013 we advanced $205,000. At December 31, 2012 and June 30, 2013, we had a total of $68,000 and $75,000, respectively, of outstanding amounts due to us from Mr. Haq.

In connection with the set-up of our offices in Pakistan, Mahmud Haq incurred certain expenses on our behalf in the amount of $56,000, which we previously carried on our balance sheet as a note payable to Mr. Haq with no stated interest rate or maturity date. In December 2011, Mr. Haq contributed the amounts outstanding in respect of this payable to our capital.

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Loan Guarantees

In January 2007, Mahmud Haq guaranteed our loan from Sovereign Bank, which had $52,000 outstanding as of December 31, 2012. In January 2011, Mr. Haq guaranteed our loan from TD Bank, which was fully repaid during 2012, and our existing $750,000 line of credit with TD Bank, which had $571,000 outstanding as of December 31, 2012.

Customer Relationship

Mr. Haq’s wife is a physician who is a customer of ours. Revenues from this customer were approximately $17,000 and $15,000 for the years ended December 31, 2012 and 2011, respectively. On both December 31, 2012 and 2011, the receivable balance due from this customer was $1,700.

Policies and Procedures for Related Party Transactions

Immediately following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $31,500 and in which a related person has or will have a direct or indirect material interest. For purposes of this responsibility, a related person will be defined as a director, executive officer, nominee for director, or stockholders who own greater than 5% of our outstanding common stock and their affiliates, in each case since the beginning of the most recently completed fiscal year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, responsibilities or procedures governing the review and approval of related-party transactions, but we expect that our audit committee will do so in the future.

Our policy will provide that if advance approval of a related-party transaction is not obtained, it must be promptly submitted to the Audit Committee for possible ratification, approval, amendment, termination or rescission. In reviewing any transaction, the Audit Committee will take into account, among other factors the Audit Committee deems appropriate, recommendations from senior management, whether the transaction is on terms no less favorable than the terms generally available to a third party in similar circumstances and the extent of the related person’s interest in the transaction. Any related party transaction must be conducted at arm’s length. Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the Audit Committee that considers a transaction.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at , 2013, after giving effect to the acquisition of the Target Companies, and as adjusted to reflect the sale of the shares of common stock by us in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors and director nominees; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated in the footnotes below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

The percentage ownership information shown in the table is based upon [           ] shares of common stock outstanding as of June 30, 2013, and also reflects the issuance of [           ] shares as partial consideration for the acquisition of the Target Companies based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the sale and issuance of [           ] shares in this offering, and assumes no exercise of the underwriters’ over-allotment option to purchase additional shares.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o MTBC, Inc., 7 Clyde Road, Somerset, NJ 08873.

	Shares Beneficially		Shares Beneficially
	Owned Prior to		Owned After
Name and Address of	this Offering		this Offering
Beneficial Owner	Number	Percentage	Number	Percentage
Named Executive Officers and Directors:
Mahmud Haq	554,800	94.3%	554,800
Stephen A. Snyder	0	0%	0
Bill Korn	0	0%	0
G. David Rosenblum	25,000	4.2%	25,000
Cameron Munter	0	0%	0

All directors and executive officers as a group (persons)
Other 5% Stockholders:

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DESCRIPTION OF OUR CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We have adopted an amended and restated certificate of incorporation and amended and restated bylaws which will become effective in connection with the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws that are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of [         ] shares of common stock, $0.0001 par value per share, and [           ] shares of undesignated preferred stock, $0.0001 par value per share.

As of June 30, 2013, there were 589,800 shares of our common stock outstanding, held by seven stockholders of record. Our board of directors is authorized, without stockholder approval, except as required by the listing standards of NASDAQ, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

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Exclusive Jurisdiction

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to the us or the our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us governed by the internal affairs doctrine, in each such case, subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years of the date on which it is sought to be determined whether such person is an “interested stockholder,” did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors” for additional information.

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•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause and with the affirmative vote of 66 2/3% of the outstanding shares entitled to cast their vote for the election of directors.

•	Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to [ ] shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be VStock Transfer, LLC. The transfer agent and registrar’s address is 77 Spruce Street, Suite 201, Cedarhurst, NY 11516. Our shares of common stock will be issued in uncertificated form only, subject to limited circumstances.

Listing

We intend to apply for the listing of our common stock on the NASDAQ Global Market under the symbol “MTBC”.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering, due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, and after giving effect to the acquisition of the Target Companies which will occur upon the completion of this offering, based on the number of shares of our capital stock outstanding as of June 30, 2013, we will have a total of [                      ] shares of our common stock outstanding. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, holders of all or substantially all of our equity securities have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of June 30, 2013, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the[ ] shares of common stock sold in this offering will be immediately available for sale in the public market;
•	beginning 181 days after the date of this prospectus, [ ] additional shares of common stock will become eligible for sale in the public market, of which [ ] shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and
•	the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our officers and directors and holders of substantially all of our common stock have agreed that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Summer Street Research Partners, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Summer Street Research Partners may, in its discretion, release any of the securities subject to these lock-up agreements at any time.

The restrictions described in the immediately preceding paragraph do not apply to:

•	bona fide gifts;
•	the transfer by a security holder of our common stock to any immediate family member of the security holder or any trust for the direct or indirect benefit of the security holder or the immediate family of the security holder;
•	transfers of our common stock by operation of law, including domestic relations orders;
•	transfers by testate succession or intestate distribution;

•	a forfeiture of shares of common stock or other securities solely to us in a transaction exempt from Section 16(b) of the Exchange Act in connection with the payment of taxes due upon the exercise of options to purchase our common stock or vesting of our securities pursuant to our 2013 Equity Incentive Plan;
•	transfers of our common stock by a security holder as a distribution to limited partners, members, stockholders or other securityholders of the security holder or, if the by a security holder is a trust, to the beneficiaries of the by a security holder;

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•	transfers of our common stock by a security holder to the security holder’s affiliates or to any investment fund or other entity controlled or managed by, or under common control or management by, the security holder;
•	the sale of shares of common stock purchased by a security holder on the open market if (i) such sales are not required during the lock-up period to be reported in any public report or filing with the SEC or otherwise and (ii) the security holder does not otherwise voluntarily effect any public filing or report regarding such sales during the lock-up period; and
•	the exercise of stock options granted pursuant to the Company’s equity incentive plans or warrants to purchase Common Stock, so long as the shares of common stock received upon such exercise remain subject to the terms of the lock-up agreement.

In the event that any of our officers or directors or a person or group (as such term is used in Section 13(d)(3) of the Exchange Act) that is the record or beneficial owner of one percent (aggregating ownership of affiliates) or more of our capital stock is granted an early release, then each person or group who has executed a lock-up agreement automatically will be granted an early release from its obligations under the lock-up agreement on a pro rata basis.

Escrowed Shares

To secure our indemnity rights in connection with the acquisition of the Target Companies, all of the stock consideration payable with respect to each acquisition will be held in escrow following the closing of that acquisition, with 15% of the shares issued with respect to each acquisition to be held in escrow for at least six months following the closing and the remaining 85% of such shares to be held in escrow for at least 12 months following the closing. Pursuant to the terms of each escrow agreement, while such shares are held in escrow they may not be transferred, disposed of or hedged by the Target Company holding such shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

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CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

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•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made an election to be treated as a U.S. person.

Distributions

We do not anticipate making any distributions on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividends are attributable to a permanent establishment maintained by you in the U.S.), are includible in your gross income in the taxable year received, and are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

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Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of our Common Stock Held by or through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends, and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. This withholding obligation under this legislation with respect to dividends on our common stock will not begin until January 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

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UNDERWRITING

Summer Street Research Partners and [    ] are acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Summer Street Research Partners

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. After the initial offering of our shares, the public offering price, concession or any other term of the offering may be changed by the representative.

The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

Over-Allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to ___ additional shares at the public offering price, less the underwriting discount, solely to cover shares of common stock sold by the underwriters in excess of the total number of shares set forth in the above table. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. If any of these additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

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NASDAQ Global Market Listing

We expect the shares to be approved for listing on the NASDAQ Global Market, subject to notice of issuance, under the symbol “MTBC.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Initial Public Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Summer Street Research Partners and [      ]. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The restrictions above do not apply to:

•	a bona fide gift or gifts,

•	transfers to any immediate family member of the holder or any trust for the direct or indirect benefit of the holder or the immediate family of the holder (“immediate family” meaning any relationship by blood, marriage or adoption, not more remote than first cousin),

•	transfers by operation of law, including domestic relations orders, testate succession or intestate distribution,

•	forfeitures of shares of common stock or other company securities solely to the company in a transaction exempt from Section 16(b) of the Exchange Act in connection with the payment of taxes due upon the exercise of options to purchase common stock or vesting of other company securities pursuant to employee benefit plans as described in this prospectus,

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•	distributions to limited partners, members, stockholders or other securityholders of the holder (or their equivalents under the jurisdiction of organization of the holder) or, if the holder is a trust, to the beneficiaries of the holder, or

•	transfers to the holder’s affiliates or to any investment fund or other entity controlled or managed by, or under common control or management by, the holder.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each, a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date,” no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

We, the representative and our and its affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

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Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

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LEGAL MATTERS

The validity of the common stock being offered hereby and other certain legal matters will be passed upon for us by Alston & Bird LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Goodwin Proctor LLP, New York, New York.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2012 and 2011 included in this prospectus of Medical Transcription Billing, Corp. have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of each of the Target Companies as of December 31, 2011 and 2012, and for the years then ended, appearing in this prospectus and registration statement have been audited by Rosenberg Rich Baker Berman and Company, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC and from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent registered public accounting firm. We also maintain an Internet site at www.mtbc.com. Information on, or accessible through, our website is not a part of this prospectus.

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INDEX TO FINANCIAL STATEMENTS (page 1)

Page

Medical Transcription Billing, Corp., Consolidated Financial Statements as of and for the years ended December 31, 2012 and 2011
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Consolidated Statements of Shareholders’ Equity (Deficit)	F-7
Consolidated Statements of Cash Flows	F-8
Notes to the Consolidated Financial Statements	F-9
Medical Transcription Billing, Corp., Condensed Consolidated Financial Statements as of and for the periods ended June 30, 2013 and 2012
Condensed Consolidated Balance Sheets (unaudited)	F-26
Condensed Consolidated Statements of Operations (unaudited)	F-27
Condensed Consolidated Statements of Comprehensive Loss (unaudited)	F-28
Condensed Consolidated Statements of Cash Flows (unaudited)	F-29
Notes to the Condensed Consolidated Financial Statements (unaudited)	F-30
Omni Medical Billing, LLC, Audited Financial Statements as of and for the years ended December 31, 2012 and 2011
Independent Auditor’s Report	F-40
Consolidated Balance Sheets	F-42
Consolidated Statements of Operations and Members’ Equity	F-43
Consolidated Statements of Cash Flows	F-44
Notes to the Consolidated Financial Statements	F-45
Omni Medical Billing, LLC, Financial Statements as of and for the periods ended June 30, 2013 and 2012
Consolidated Balance Sheets (unaudited)	F-51
Consolidated Statements of Operations and Members’ Equity (unaudited)	F-52
Consolidated Statements of Cash Flows (unaudited)	F-53
Notes to the Consolidated Financial Statements (unaudited)	F-54
Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc., Audited Financial Statements as of and for the years ended December 31, 2012 and 2011
Independent Auditor’s Report	F-60
Combined Balance Sheets	F-62
Combined Statements of Operations and Retained Earnings (Deficit)	F-63
Combined Statements of Cash Flows	F-64
Notes to the Combined Financial Statements	F-65

F-1

INDEX TO FINANCIAL STATEMENTS (page 2)

Page

Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc. , Financial Statements as of and for the periods ended June 30, 2013 and 2012
Combined Balance Sheet (unaudited)	F-72
Combined Statements of Operations and Retained Earnings (unaudited)	F-73
Combined Statements of Cash Flows (unaudited)	F-74
Notes to the Combined Financial Statements (unaudited)	F-75
Ultimate Medical Management, Inc. d/b/a Practicare Medical Management, Inc., Audited Financial Statements as of and for the years ended December 31, 2012 and 2011
Independent Auditor’s Report	F-81
Consolidated Balance Sheets	F-83
Consolidated Statements of Income and Retained Earnings	F-84
Consolidated Statements of Cash Flows	F-85
Notes to the Consolidated Financial Statements	F-86
Ultimate Medical Management, Inc. d/b/a Practicare Medical Management, Inc.as of and for the periods ended June 30, 2013 and 2012
Consolidated Balance Sheet (unaudited)	F-90
Consolidated Statements of Operations and Retained Earnings (unaudited)	F-91
Consolidated Statements of Cash Flows (unaudited)	F-92
Notes to the Consolidated Financial Statements (unaudited)	F-93

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Medical Transcription Billing, Corp.
Somerset, New Jersey

We have audited the accompanying consolidated balance sheets of Medical Transcription Billing, Corp. and subsidiary (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Medical Transcription Billing, Corp. and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

August 6, 2013

F-3

MEDICAL TRANSCRIPTION BILLING, CORP.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS

CURRENT ASSETS:
Cash	$268,323	$408,416
Accounts receivable — net of allowance for doubtful accounts of $250,520 and $159,394 as of December 31, 2012 and 2011, respectively	954,427	938,209
Current asset related party	93,866	204,321
Other current assets	227,721	142,906
Deferred income taxes	123,627	76,036

Total current assets	1,667,964	1,769,888

PROPERTY AND EQUIPMENT — Net	480,993	605,631

INTANGIBLE ASSETS — Net	1,084,985	266,722

OTHER ASSETS	50,332	72,277

DEFERRED INCOME TAXES	200,031	123,445

TOTAL ASSETS	$3,484,305	$2,837,963

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$245,601	$104,443
Accrued payroll	177,966	169,404
Accrued expenses	387,962	532,433
Deferred rent	34,370	49,755
Deferred revenue	55,857	60,711
Accrued liability to related party	4,774	73,121
Borrowings under lines of credit	571,313	325,554
Notes payable — current portion	694,593	175,336

Total current liabilities	2,172,436	1,490,757

NOTES PAYABLE	329,813	414,033

DEFERRED RENT	511,239	490,041

DEFERRED REVENUE	64,740	83,462

Total liabilities	3,078,228	2,478,293

COMMITMENTS AND CONTINGENCIES (Note 9)

SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value — authorized, 1,000,000 shares; issued and outstanding, 589,800 shares	590	590
Additional paid-in capital	256,140	256,140
Retained earnings	227,117	110,119
Accumulated other comprehensive loss	(77,770)	(7,179)

Total shareholders’ equity	406,077	359,670

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,484,305	$2,837,963

See notes to consolidated financial statements.

F-4

MEDICAL TRANSCRIPTION BILLING, CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

NET REVENUE	$10,017,488	$10,089,104

OPERATING EXPENSES:
Direct operating costs	4,257,264	4,506,338
Selling and marketing	266,413	197,594
General and administrative	4,396,635	3,832,407
Research and development	396,425	410,129
Depreciation and amortization	678,732	545,573

Total operating expenses	9,995,469	9,492,041

OPERATING INCOME	22,019	597,063

OTHER INCOME (EXPENSE):
Interest income	23,382	47,700
Interest expense	(97,028)	(63,611)
Other income — net	168,621	132,580

Total other income - net	94,975	116,669

INCOME BEFORE TAXES	116,994	713,732

INCOME TAX (BENEFIT) PROVISION	(4)	243,837

NET INCOME	$116,998	$469,895

NET INCOME PER SHARE:
Basic earnings per share	$0.20	$0.80
Diluted earnings per share	$0.20	$0.80

Weighted-average basic shares outstanding	589,800	589,800
Weighted-average diluted shares outstanding	589,800	589,800

See notes to consolidated financial statements.

F-5

MEDICAL TRANSCRIPTION BILLING, CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

NET INCOME	$116,998	$469,895

OTHER COMPREHENSIVE LOSS, NET OF TAX —
Foreign currency translation adjustment (a)	(70,591)	(56,572)

COMPREHENSIVE INCOME	$46,407	$413,323

(a) Net of taxes of $50,910 for the year ended December 31, 2012.

See notes to consolidated financial statements.

F-6

MEDICAL TRANSCRIPTION BILLING, CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

					Accumulated
			Additional	Retained	Other	Total
	Common Stock		Paid-In	Earnings	Comprehensive	Shareholders’
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Equity (Deficit)

BALANCE — January 1, 2011	589,800	$590	$200,376	$(359,776)	$49,393	$(109,417)

Net income				469,895		469,895

Additional paid-in capital			55,764			55,764

Foreign currency translation adjustment, net of tax					(56,572)	(56,572)

BALANCE — December 31, 2011	589,800	590	256,140	110,119	(7,179)	359,670

Net income				116,998		116,998

Foreign currency translation adjustment, net of tax					(70,591)	(70,591)

BALANCE — December 31, 2012	589,800	$590	$256,140	$227,117	$(77,770)	$406,077

See notes to consolidated financial statements.

F-7

MEDICAL TRANSCRIPTION BILLING, CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

OPERATING ACTIVITIES:
Net income	$116,998	$469,895
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	678,732	545,573
Impairment of intangible assets	126,272	-
Deferred rent	49,769	71,791
Deferred revenue	(23,576)	(5,520)
Provision for doubtful accounts	102,379	95,252
Deferred income taxes	(63,531)	27,277
Foreign exchange gain	(153,499)	(86,052)
Other	631	11,852
Changes in operating assets and liabilities:
Accounts receivable	(118,598)	382,214
Other assets	76,639	18,331
Accounts payable and other liabilities	(79,788)	(1,142,348)

Net cash provided by operating activities	712,428	388,265

INVESTING ACTIVITIES:
Capital expenditures	(153,073)	(187,362)
Repayment of advances to majority shareholder	395,791	-
Advances to majority shareholder	(280,000)	(100,000)
Acquisitions	(319,198)	(90,296)

Net cash used in investing activities	(356,480)	(377,658)

FINANCING ACTIVITIES:
Proceeds from notes payable	43,830	500,000
Repayments of notes payable	(617,368)	(457,963)
Proceeds from line of credit	6,267,908	3,926,000
Repayments of line of credit	(6,022,149)	(3,848,661)

Net cash (used in) provided by financing activities	(327,779)	119,376

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(168,262)	(23,872)

(DECREASE) INCREASE IN CASH	(140,093)	106,111

CASH — Beginning of year	408,416	302,305

CASH — End of year	$268,323	$408,416

SUPPLEMENTAL NONCASH FINANCING ACTIVITY:
Acquisitions through assumption of promissory notes	$1,041,760	$-
Forgiveness of shareholder note payable	$-	$55,764

SUPPLEMENTAL NONCASH INVESTING ACTIVITY — Financed assets	$13,543	$45,553

SUPPLEMENTAL INFORMATION — Cash paid during the year for:
Income taxes	$222,000	$463,610
Interest	$91,899	$42,623

See notes to consolidated financial statements.

F-8

Medical Transcription Billing, Corp.

Notes to Consolidated Financial Statements
AS OF AND FOR THE YEARs ENDED DECEMBER 31, 2012 and 2011

1.	Organization and Business

Medical Transcription Billing, Corp. (“MTBC” or the “Company”) is a healthcare information technology company that offers proprietary electronic health records and patient management solutions, together with related business services, to healthcare providers. The Company’s integrated services are designed to help customers increase revenues, streamline workflows and make better business and clinical decisions, while reducing administrative burdens and operating costs. The Company’s services include full-scale revenue cycle management, electronic health records, and other technology-driven practice management services to private and hospital-employed healthcare providers. MTBC has offices in Somerset, New Jersey, Islamabad, Pakistan and Bagh, Pakistan.

MTBC was founded in 1999 and incorporated under the laws of the State of Delaware in 2001. MTBC Private Limited (or “MTBC Pvt. Ltd.”) is a majority-owned subsidiary of MTBC and was founded in 2004. MTBC owns 99.99% of the authorized outstanding shares of MTBC Pvt. Ltd. and the remaining 0.01% of the shares of MTBC Pvt. Ltd. is owned by the founder and chief executive officer of MTBC.

2.	Significant Accounting Policies

Principles of Consolidation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its majority-owned subsidiary MTBC Pvt. Ltd. The non-controlling interest is inconsequential to the consolidated financial statements. All intercompany accounts and transactions have been eliminated in consolidation.

Segment Reporting — The Company views its operations as comprising one operating segment. The Chief Operating Decision Maker, which is the Company’s Chief Executive Officer, monitors and reviews financial information at a consolidated level for assessing operating results and the allocation of resources.

Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management include, but are not limited to: (1) revenue recognition; (2) asset impairments; (3) depreciable lives of assets; (4) allowance for doubtful accounts and (5) fair value of identifiable purchased tangible and intangible assets, including determination of expected customer life. Actual results could significantly differ from those estimates.

Revenue Recognition — The Company recognizes revenue when there is evidence of an arrangement, the service has been provided to the customer, the collection of the fees is reasonably assured, and the amount of fees to be paid by the customer is fixed or determinable. Fees for revenue cycle management include use of practice management and electronic health records solutions, which are provided concurrently. These fees are typically based on a percentage of net collections on the Company’s clients’ accounts receivable. The Company does not recognize revenue for service fees until these collections are made, as the fees are not fixed and determinable until such time. Revenue also includes amounts charged to customers for transcription services, which are recognized as these services are performed.

F-9

Initial setup fees, averaging approximately 1% of total revenue, are generally billed upfront and recorded as deferred revenue until the implementation is completed and then recognized ratably over the longer of the life of the agreement or the estimated expected customer life, which is currently estimated to be five years.

Direct Operating Costs — Direct operating expenses consist primarily of salaries and benefits related to personnel who provide services to clients, claims processing costs, and other direct costs related to the Company’s services. Costs associated with the implementation of new clients are expensed as incurred. The reported amounts of direct operating expenses include allocated amounts for rent and overhead costs. Depreciation and amortization have not been allocated and are presented separately in the consolidated statements of operations.

Research and Development Expenses — Research and development expenses consist primarily of personnel-related costs. All such costs are expensed as incurred.

Advertising Costs — The Company expenses advertising costs as incurred. The Company incurred approximately $114,209 and $78,500 of advertising costs for the years ended December 31, 2012 and 2011, respectively, which are included in selling and marketing expenses in the consolidated statements of operations.

Accounts Receivable — Accounts receivable are stated at their net realizable value. Accounts receivable are presented on the balance sheet net of an allowance for doubtful accounts, which is established based on reviews of receivable balances, an assessment of the customers’ current creditworthiness and the probability of collection.

The movement in the allowances for doubtful accounts for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Beginning balance	$159,394	$86,746
Provision	102,379	95,252
Write offs and adjustments	(11,253)	(22,604)
Ending balance	$250,520	$159,394

Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line basis over the estimated lives of the assets ranging from three to five years. Ordinary maintenance and repairs are charged to expense as incurred.

Depreciation for computers is calculated over three years, while remaining assets (except leasehold improvements) are depreciated over five years.

The Company amortizes leasehold improvements over the lesser of the lease term or the economic life of those assets. Generally, the lease term is the base lease term plus certain renewal option periods for which renewal is reasonably assured and for which failure to exercise the renewal option would result in an economic penalty to the Company.

Intangible Assets and Other Long-Lived Assets — Intangible assets include customer contracts and relationships acquired in connection with asset purchase agreements, as well as software purchase and development costs. These intangible assets are amortized on a straight-line basis over three years which reflects the pattern in which economic benefits are expected to be realized. The Company concluded that use of the straight-line method was appropriate as the majority of the cash flows are expected to be recognized ratably over the estimated useful lives, without a significant degradation of the cash flows over time.

F-10

The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying value amount of an asset may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss based on the fair value of the asset. Assets to be disposed of are not expected to provide any future service potential to the Company and are recorded at the lower of the carrying amount or fair value, less cost to sell.

During the year ended December 31, 2012, the Company recorded impairment charges of $126,272, which are included in general and administrative expenses in the consolidated statement of operations. These impairment charges are due to the loss of customer relationships that were valued and recorded as part of the acquisition of Medical Accounting Billing Company, Inc. during 2010. There was no impairment of long-lived assets during the year ended December 31, 2011.

Software Development Costs — Software development expenses for the years ended December 31, 2012 and 2011 were approximately $396,425 and $410,500, respectively. Software development expenses are disclosed as a separate line item in the consolidated statements of operations as research and development costs. There were no software costs capitalized for the years ended December 31, 2012 and 2011.

Business Combinations — The Company accounts for business combinations under the provisions of Accounting Standards Codification 805-10, Business Combinations (ASC 805-10), which requires that the purchase method of accounting be used for all business combinations. Assets acquired and liabilities assumed, including non-controlling interests, are recorded at the date of acquisition at their respective fair values. ASC 805-10 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred. If the business combination provides for contingent consideration, we record the contingent consideration at fair value at the acquisition date with changes in the fair value after the acquisition date affecting earnings. Changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period will affect income tax expense.

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent that these assets will more likely than not be realized. All available positive and negative evidence are considered in making such a determination, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. An adjustment to the deferred tax valuation allowance would be recorded in the event it is determined that the Company would not be able to realize its deferred income tax assets in the future in excess of their net recorded amount.

F-11

The Company records uncertain tax positions on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. At December 31, 2012 and 2011, the Company did not have any uncertain tax positions that required recognition. Interest and penalties related to uncertain tax positions are recognized in income tax expense. For the years ended December 31, 2012 and 2011, the Company did not recognize any penalties or interest related to unrecognized tax benefits in its consolidated financial statements.

Deferred Rent — Deferred rent consists of rent escalation payment terms related to the Company’s operating leases for its facilities. Deferred rent represents the difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease, including any construction period. The excess of the difference between actual operating lease payments due and straight-line rent expense is recorded as a deferred credit in the early periods of the lease when cash payments are generally lower than straight-line rent expense, and is reduced in the later periods of the lease when payments begin to exceed the straight-line expense.

Deferred Revenue — Deferred revenue primarily consists of payments received in advance of the revenue recognition criteria being met. Deferred revenue includes certain deferred implementation services fees that are recognized as revenue ratably over the longer of the life of the agreement or the estimated expected customer life, which is currently estimated to be five years. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current. At the time of customer termination, any unrecognized service fees associated with implementation services are recognized as revenue.

Fair Value Measurements — ASC 825, Financial Instruments, requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The Company follows a fair value measurement hierarchy to measure financial instruments. The fair value of the Company’s financial instruments is measured using inputs from the three levels of the fair value hierarchy as follows:

Level 1 —	Inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 —	Inputs are directly or indirectly observable, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Inputs are unobservable inputs that are used to measure fair value to the extent observable inputs are not available.

The Company does not have any financial instruments that are required to be measured at fair value on a recurring basis as of December 31, 2012 and 2011. The Company has certain financial instruments that are not measured at fair value on a recurring basis. These financial instruments are subject to fair value adjustments only in certain circumstances and include cash, notes receivable from shareholder, receivables, accounts payable and accrued expenses, borrowings under term loans and line of credit, and notes payable (see Note 14).

Foreign Currency Translation — The consolidated financial statements of the Company’s subsidiary, located in Pakistan, are translated from rupees, its functional currency, into U.S. dollars, the Company’s functional currency. All foreign currency assets and liabilities are translated at the period-end exchange rate, and all revenue and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of the foreign subsidiary into U.S. dollars are reported as a cumulative translation adjustment, a separate component of accumulated other comprehensive income (loss) in the consolidated statements of shareholders’ equity (deficit), except intercompany accounts for which translation adjustments are recorded in the consolidated statements of operations as they are not deemed to be permanently reinvested . Foreign currency transaction gains/losses are reported as a component of other income – net in the consolidated statements of operations and amounted to a gain of $153,499 and $86,052 for the years ended December 31, 2012 and 2011, respectively.

F-12

Recent Accounting Pronouncements — From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) and are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently adopted and recently issued accounting pronouncements will not have a material impact on our consolidated financial position, results of operations, and cash flows.

In May 2011, the FASB issued an Accounting Standards Update (“ASU”) No. 2011-04, which substantially converged the requirements for fair value measurement and disclosure between the FASB and the International Accounting Standards Board (“IASB”). This ASU is largely consistent with existing fair value measurement principles under U.S. GAAP. The additional disclosures required by this ASU for items that are not measured at fair value in the consolidated balance sheets, but for which fair value is required to be disclosed in the footnotes, have been included in Note 14.

In June 2011, the FASB issued ASU No. 2011-05, which addressed the presentation of comprehensive income in the financial statements. The Company has complied with this ASU by adding a consolidated statement of comprehensive income in the consolidated financial statements.

3.	Net Income per share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares outstanding and potentially dilutive securities outstanding during the year under the treasury stock method. Under the treasury stock method, dilutive securities are assumed to be exercised at the beginning of the periods and as if funds obtained thereby were used to purchase common stock at an average market price during the period. Securities are excluded from the computations of diluted net income per share if their effects would be antidilutive to net income per share.

The following table reconciles the weighted-average shares outstanding for basic and diluted net income per share for the years ended December 31, 2012 and 2011:

	2012	2011
Basic:
Net income	$116,998	$469,895
Weighted-average shares used in computing basic earning per share	589,800	589,800
Net income per share - Basic	$0.20	$0.80

Diluted:
Net income	$116,998	$469,895
Weighted-average shares used in computing diluted earning per share	589,800	589,800
Net income per share - Dilutive	$0.20	$0.80

F-13

4.	ACQUISITIONS

On February 3, 2012, the Company executed an Asset Purchase Agreement with and closed the related transaction to acquire certain assets of United Physician Management Services, Inc. (“UPMS”). UPMS was a North Carolina-based company that offered full-scale revenue cycle management services to small-to-medium sized healthcare practices. Under the terms of the Asset Purchase Agreement, the Company paid cash consideration of $75,000 at closing and issued a promissory note to UPMS for $42,426. The principal amount of the promissory note is payable in monthly installments over a twenty-four month period from the date of closing. The principal amount outstanding under this promissory note bears interest at the rate of 5% per year.

Cash paid on date of acquisition	$75,000
Promisory note payable issued to UPMS	42,426

Total purchase consideration	$117,426

On March 30, 2012, the Company executed an Asset Purchase Agreement with and closed the related transaction to acquire certain assets of GlobalNet Solutions, Inc. (“GNet”). GNet was an Ohio-based company that offered full-scale revenue cycle management services to small-to-medium sized healthcare practices. Under the terms of the Asset Purchase Agreement, the Company paid cash consideration of $119,798 at closing and issued a promissory note to GNet for $678,856. The principal amount of the promissory note is payable in monthly installments over a twenty-four month period from the date of closing. The principal amount outstanding under this promissory note bears interest at the rate of 5% per year.

Cash paid on date of acquisition	$119,798
Promisory note payable issued to GNet	678,856

Total purchase consideration	$798,654

On June 15, 2012, the Company executed an Asset Purchase Agreement with and closed the related transaction to acquire certain assets of Medical Management, LLC (“MM”). MM was a Maryland-based company that offered full-scale revenue cycle management services to small-to-medium sized healthcare practices. Under the terms of the Asset Purchase Agreement, the Company paid cash consideration of $108,646 at closing and issued a promissory note to MM for $320,478. The principal amount of the promissory note is payable in monthly installments over a twenty-four month period from the date of closing. The principal amount outstanding under this promissory note bears interest at the rate of 5% per year.

Cash paid on date of acquisition	$108,646
Promisory note payable issued to MM	320,478

Total purchase consideration	$429,124

On July 31, 2012, the Company executed an Asset Purchase Agreement with and closed the related transaction to acquire certain assets of Healthcare Solutions, Inc. (“HCS”). HCS was a Maine-based company that offered full-scale revenue cycle management services to small-to-medium sized healthcare practices. Under the terms of the Asset Purchase Agreement, the Company paid cash consideration of $15,754 at closing.

F-14

The acquisitions of UPMS, GNet, MM, and HCS broaden the Company’s presence in the healthcare IT industry through geographic expansion of customer base and by increasing available marketing resources and specialized trained staff. No tangible assets were acquired and no liabilities were assumed as part of the acquisitions.

The following table summarizes the allocation of the purchase price to the fair values of intangible assets acquired for each acquisition:

	UPMS	GNet	MM	HCS	Total

Customer contracts and relationships	$114,962	$780,280	$421,053	$15,391	$1,331,686
Noncompete agreement	2,464	18,374	8,071	363	29,272

Purchase price	$117,426	$798,654	$429,124	$15,754	$1,360,958

The fair values assigned to the intangible assets acquired are based on management’s estimates and assumptions and are based on the information that was available as of the date of each acquisition. The Company believes that the recorded intangible assets from the UPMS, GNet, MM, and HCS acquisitions are supported by the anticipated revenues and expected synergies of integrating the operations of UPMS, GNet, MM, and HCS into the Company.

The unaudited pro forma information below represents consolidated results of operations as if the acquisition of UPMS, GNet, MM, and HCS occurred on January 1, 2011, respectively. The unaudited pro forma information has been included for comparative purposes and is not indicative of results of operations of the consolidated Company had the acquisitions occurred at January 1, 2011, nor is it necessarily indicative of future results.

(UNAUDITED)	Pro Forma Year Ended December 31, 2012	Pro Forma Year Ended December 31, 2011

Total revenue	$10,613,652	$12,263,220

Net income	$303,432	$1,233,966

The amounts of revenue and earnings of these acquirees since each respective acquisition included in the consolidated statement of operations for the year ended December 31, 2012 are as follows:

	UPMS	GNet	MM	HCS	Total

Total Revenue	$382,908	$746,181	$354,992	$93,871	$1,577,952
Total Expenses	(191,670)	(490,547)	(251,598)	(66,501)	(1,000,316)
Net Income	$191,238	$255,634	$103,394	$27,370	$577,636

On June 14, 2011, the Company executed an Asset Purchase Agreement with and closed the related transaction to acquire certain assets of Better Billing, LLC (“Better Billing”), a New Jersey limited liability company. Under the terms of the Asset Purchase Agreement, the Company paid a total consideration of $82,117. This acquisition was not material to the Company’s consolidated financial statements.

F-15

5.	Concentrations

Financial Risks — As of December 2012 and 2011, the Company held $220,950 and $286,076, respectively, of its cash at its subsidiary at a bank in Pakistan. The banking system in Pakistan does not provide deposit insurance coverage. Additionally, from time to time, the Company maintains cash balances at financial institutions in the United States of America in excess of federal insurance limits. The Company has not experienced any losses on such accounts.

Concentrations of credit risk with respect to trade accounts receivable are managed by periodic credit evaluations of customers, and the Company generally does not require collateral. No one customer accounts for a significant portion of the Company’s trade accounts receivable portfolio and write-offs have been minimal. For the years ended December 31, 2012 and 2011, the Company had one customer that represented approximately 6% and 9% of total sales, respectively.

Geographical Risks — The Company’s offices in Islamabad and Bagh, Pakistan, conduct significant back-office operations for the Company. The Company has no revenue outside the United States. The office in Bagh is located in a different territory of Pakistan from the Islamabad office. The Bagh office was opened in 2009 for the purpose of providing operational support and operating as a backup to the Islamabad office. The Company’s operations in Pakistan are subject to special considerations and significant risks not typically associated with companies in the United States of America. The Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environment in Pakistan and by the general state of Pakistan’s economy. The Company’s results may be adversely affected by, among other things, changes in governmental policies with respect to laws and regulations, changes in Pakistan’s telecommunications industry, regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

Carrying amounts of net (liabilities) assets located in Pakistan were $(180,052) and $15,557 as of December 31, 2012 and 2011, respectively. These balances exclude intercompany receivables of $2,151,401 and $1,209,714 as of December 31, 2012 and 2011, respectively. The following is a summary of the net (liabilities) assets located in Pakistan as of December 31, 2012 and 2011:

	2012	2011

Current assets	$293,106	$358,818
Non-current assets	431,192	540,049
	724,298	898,867

Current liabilities	(895,389)	(859,679)
Non-current liabilities	(8,961)	(23,631)
	$(180,052)	$15,557

6.	Property and Equipment

Property and equipment as of December 31, 2012 and 2011 consist of the following:

	2012	2011

Computers	$829,149	$809,273
Office furniture and equipment	515,289	521,968
Transportation equipment	383,811	368,198
Leasehold improvements	244,158	199,792
Work-in-progress	17,296	40,173

Total property and equipment	1,989,703	1,939,404

Less accumulated depreciation and amortization	(1,508,710)	(1,333,773)

Property and equipment — net	$480,993	$605,631

F-16

Depreciation expense was $262,675 and $342,194 for the years ended December 31, 2012 and 2011, respectively.

7.	Intangible Assets

Intangible assets as of December 31, 2012 and 2011 consist of the following:

	2012	2011

Contracts and relationships acquired	$2,035,988	$1,138,879
Non-compete agreements	29,272	20,000
Software purchased	81,274	86,112

Total intangible assets	2,146,534	1,244,991

Less: accumulated amortization	(1,061,549)	(978,269)

Intangible assets — net	$1,084,985	$266,722

During the year ended December 31, 2012, the Company wrote-off the net book value of the customer relationship and non-compete agreement related to the 2010 acquisition of Medical Accounting Billing Company, Inc. in the amount of $126,272 which is included in general and administrative expenses in the consolidated statement of operations. Amortization expense was $416,057 and $203,379 for the years ended December 31, 2012 and 2011, respectively. The weighted-average amortization period, in total and by major intangible asset class, is three years.

Future amortization expense scheduled to be expensed as follows:

Years Ending
December 31

2013	$486,198
2014	466,305
2015	132,482

Total	$1,084,985

F-17

8.	Notes Payable and line of credit

Notes payable as of December 31, 2012 and 2011 consist of the following:

	2012	2011

Auto loan, secured by the underlying asset, with Honda Financial, with an original principal amount of $19,023, maturing on July 7, 2013. Principal and interest is paid monthly in accordance with the note’s amortization schedule. Interest is payable at 6.5%.	$2,486	$6,541
Auto loans payable to financial institution in Pakistan, with original principal amounts aggregating to $19,822, maturing on March 28, 2013 and September 28, 2013. Principal and interest is paid monthly in accordance with the loan amortization schedules. Interest is payable at 15.84%–16.21%. The auto loans are denominated in Pakistan rupees and translated to U.S. dollars at the balance sheet date.	3,409	10,320
Auto loans payable, secured by the underlying assets, with various financial institutions in Pakistan, original principal amounts aggregating to $43,522, maturing from February 28, 2014 to March 28, 2014. Principal and interest are paid monthly in accordance with the loan amortization schedules. Interest is payable at 16.00%–21.01%. The auto loans are denominated in Pakistan rupees and translated to U.S. dollars at the balance sheet date.	18,443	33,591
Auto loan, secured by the underlying assets, to a financial institution in Pakistan, original principal amount of $14,341, maturing on January 25, 2015. Principal and interest are paid monthly in accordance with the loan’s amortization schedule. Interest is payable at 17.36%. The auto loans are denominated in Pakistan rupees and translated to U.S. dollars at the balance sheet date.	9,880	-
Term loan payable to Sovereign Bank, with an original principal amount of $100,000 maturing, on August 3, 2015. Principal and interest is paid monthly in accordance with the note’s amortization schedule. Interest is payable at 7.74%.	51,667	71,667
Note payable to the former owner of Sonix Medical Technologies, Inc., with an original principal amount of $300,000, maturing on June 29, 2014. The interest is payable at 10%.	207,369	300,000
Note payable to the former owner of Globalnet Solutions, Inc., with an original principal amount of $678,856, maturing on April 15, 2014. The interest is payable at 5%.	460,054	-
Note payable to the former owner of Medical Management LLC., with an original principal amount of $320,478, maturing on July 15, 2014. The interest is payable at 5%.	244,088	-
Note payable to the former owner of United Physician Management Services, Inc., with an original principal amount of $42,426, maturing on March 15, 2014. The interest is payable at 5%.	27,010	-
Term loan payable to TD Bank, as amended, with an original principal amount of $292,000 maturing on April 13, 2017. Principal and interest are paid monthly in accordance with the note’s amortization schedule. The TD Bank term loan has been fully repaid during 2012.	-	167,250
	1,024,406	589,369

Current portion	694,593	175,336

Total	$329,813	$414,033

F-18

Maturities of notes payable as of December 31, 2012 are as follows:

Years Ending
December 31

2013	$694,593
2014	315,989
2015	13,824

Total	$1,024,406

Revolving Line of Credit — In January 2011, the Company entered into an agreement with TD Bank for a revolving line of credit for up to $400,000. The line of credit has a variable rate of interest per annum at the Wall Street Journal prime rate plus 1% (4.25% as of December 31, 2011). The line of credit is collateralized by all the Company’s assets and is guaranteed by the majority shareholder of the Company. The outstanding balance as of December 31, 2011 was $325,554.

In 2012, the credit line was renewed and availability was increased to $750,000. The new line of credit has a variable rate of interest per annum at the Wall Street Journal prime rate plus 1% (4.25% as of December 31, 2012). The new line of credit is collateralized by all the Company’s assets and is guaranteed by the majority shareholder of the Company. On July 1, 2013, the agreement with TD Bank was amended to extend the maturity date on the revolving line of credit from May 31, 2013 to August 29, 2014. The outstanding balance on this revolver was $571,313 as of December 31, 2012.

TD Loan — In January 2011, the Company entered into a term loan agreement in the amount of $200,000 with TD Bank. Principal and interest payments on the term loan are payable in equal consecutive monthly installments of $3,797, commencing February 28, 2011 and continuing up to February 28, 2016. The term loan was collateralized by all of the Company’s assets and was guaranteed by the majority shareholder of the Company. The amount outstanding under this term loan was $167,250 as of December 31, 2011. On April 13, 2012, the Company refinanced its term loan with TD Bank to $292,000 with a stated interest rate of 4.47% and maturing on April 13, 2017. During 2012, the TD Bank term loan was fully repaid.

Sovereign Bank Loan Agreement — In January 2007, the Company entered into a financing agreement with Sovereign Bank for purposes of providing working capital. The financing agreement provided for an unsecured credit facility to the Company in an amount up to $100,000. The majority shareholder of the Company guaranteed the financing agreement. The financing agreement had a term of one year. On August 11, 2010, this line of credit was converted to a term loan providing for revolving advances to the Company up to $100,000, and the interest rate was revised from the prime rate, plus 2%, to 7.74% per annum. The amount outstanding under this term loan was $51,667 and $71,667 as of December 31, 2012 and 2011, respectively.

9.	Commitments and Contingencies

Legal Proceedings — The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business and have not been fully adjudicated. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect upon the consolidated financial position, results of operations, or cash flows of the Company.

Leases — The Company leases certain office space and other facilities under operating leases expiring through 2021.

F-19

The Company leases its corporate offices in New Jersey and its operations center in Bagh, Pakistan, from an officer and the majority shareholder. Related party rent expense for the years ended December 31, 2012 and 2011 was $149,054 and $152,185 (see Note 10), respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2012 are as follows:

Years Ending
December 31
	Third Party	Related Party	Total
2013	223,316	107,498	$330,814
2014	233,125	69,750	302,875
2015	243,915	72,750	316,665
2016	268,306	75,750	344,056
2017	295,137	58,500	353,637
Thereafter	1,316,576	-	1,316,576

Total			$2,964,623

Total rental expense, included in general and administrative expense in the consolidated statements of operations, including amounts for related party leases described above, amounted to $413,537 and $437,972 for the years ended December 31, 2012 and 2011, respectively.

10.	Related PARTIES

The Company had sales to a related party, a physician who is related to an officer and the majority shareholder. Revenues from this customer were approximately $16,884 and $14,966 for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, the receivable balance due from this customer was $1,682 and $1,726, respectively.

In December 2009, the Company entered into a twelve-month nonexclusive aircraft dry lease agreement with Kashmir Air, Inc. (“KAI”) that can be renewed annually with the mutual consent of both parties. Monthly rent under this lease, including sales tax, is $10,700. KAI is owned by an officer and the majority shareholder. The Company recorded $128,400 within general and administrative expenses in the consolidated statements of operations for each of the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, the Company had a liability outstanding to KAI of $4,774 and $73,121, respectively.

The Company leases its corporate offices in New Jersey and its operations center in Bagh, Pakistan, from an officer and the majority shareholder. The related party rent expense for the years ended December 31, 2012 and 2011 was $149,054 and $152,185, respectively, and is included in general and administrative expense in the consolidated statements of operations. Current assets related party on the consolidated balance sheet included prepaid rent that has been paid to the majority shareholder in the amount of $10,204 and $8,610 as of December 31, 2012 and 2011, respectively. Current assets related party also included of security deposits related to the leases of the Company’s corporate offices and backup operations center in Islamabad, Pakistan in the amount of $15,522 and $15,711 as of December 31, 2012 and 2011, respectively.

The majority shareholder of the Company guaranteed the Company’s existing line of credit with the TD Bank and the loan with Sovereign Bank (see Note 8).

F-20

The Company advanced $280,000 and $100,000 to the majority shareholder during the years ended December 31, 2012 and 2011. The Company was repaid $395,791 on loans made to the majority shareholder during the year ended December 31, 2012. At December 31, 2012 and 2011, the Company had $68,140 and $180,000, respectively, of receivables from advances made to the majority shareholder. The outstanding amounts related to the advances made to the majority shareholder are recorded within current assets related party on the consolidated balance sheets.

The Company had a $55,764 note payable to the majority shareholder with no stated interest rate and maturity date related to the initial set up of the Islamabad office in 2004 and Bagh office in 2009. In December 2011, the majority shareholder and the Company agreed to restructure this note, which resulted in a transfer to capital.

11.	Employee Benefit Plan

The Company has a qualified 401(k) plan covering all U.S. employees who have completed three months of service. The plan provides for matching contributions by the Company equal to 100% of the first 3% of the qualified compensation deferred, plus 50% of the next 2% deferred. Employer contributions to the plan for 2012 and 2011 were approximately $18,068 and $29,057, respectively.

Additionally, the Company has a defined contribution retirement plan covering all employees located in Pakistan who have completed 90 days of service. The plan provides for discretionary matching contributions by the Company up to 10% of qualified employees’ basic compensation. The Company’s contributions made in 2012 and 2011 were approximately $82,995 and $99,851, respectively.

12.	Income Taxes

Income (loss) before tax for financial reporting purposes during the years ended December 31, 2012 and 2011 consisted of the following:

	2012	2011

United States	$(760,322)	$62,089
Foreign	877,316	651,643
	$116,994	$713,732

The (benefit) provision for income taxes for the years ended December 31, 2012 and 2011 consisted of the following:

	2012	2011
Current provision:
Federal	$60,422	$212,715
State	3,105	3,945
	63,527	216,660
Deferred provision:
Federal	5,856	25,915
State	(69,387)	1,262
	(63,531)	27,177
Total income tax (benefit) provision	$(4)	$243,837

F-21

The components of the Company’s deferred income taxes as of December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred tax assets:
Allowance for doubtful accounts	$99,114	$54,742
Deferred revenue	47,712	57,171
Deferred rent	2,414	2,444
Depreciation and amortization	233,149	213,550
State net operating loss ("NOL") carryforwards	45,479	-
Cumulative translation adjustment	50,910	-
Other	-	474
Total deferred tax assets	478,778	328,381

Deferred tax liabilities:
Earnings and profits of the Pakistani subsidiary	(155,120)	(128,900)

Net deferred income tax assets	$323,658	$199,481

Deferred income taxes as of December 31, 2012 and 2011 primarily consisted of differences related to the timing of the deductibility of depreciation, amortization, deferred income, and undistributed earnings of a foreign subsidiary.

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate for the years ended December 31, 2012 and 2011 is as follows:

	2012		2011

Federal tax expense	$39,778	34.0%	$242,669	34.0%
Increase (decrease) in income taxes resulting from:
State tax expense, net of federal benefit	(43,746)	(37.4)	4,189	0.6
Non-deductible items	6,424	5.5	1,463	0.2
Undistributed earnings from foreign subsidiary	-	-	(9,626)	(1.3)
Other	(2,460)	(2.1)	5,142	0.7
Total (benefit) provision	$(4)	-%	$243,837	34.2%

At December 31, 2012 and 2011, the Company did not have any uncertain tax positions that required recognition. The Company is subject to taxation in the United States, various states and Pakistan. As of December 31, 2012, tax years 2009 through 2011 remain open to examination by major taxing jurisdictions to which the Company is subject to tax. The Pakistan Federal Board of Revenue issued a tax holiday, which precludes the Pakistan subsidiary from being subject to income taxes through June of 2016.

The Company has state income tax NOL carryforwards of $703,736 which will expire at various dates from 2027 to 2032.

F-22

13.	OTHER INCOME — NET

Other income - net for the years ended December 31, 2012 and 2011 consisted of the following:

	2012	2011

Foreign exchange gains	$153,499	$86,052
Other — net	15,122	46,528

Total other income — net	$168,621	$132,580

14.	FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, 2012 and 2011, the carrying amounts of cash, receivables, accounts payable and accrued expenses approximated their estimated fair values because of their short term nature of these financial instruments.

The following table summarizes the Company’s financial instruments that are not measured at fair value on a recurring basis by fair value hierarchy as of December 31, 2012 and 2011:

	Carrying value at December 31, 2012	Fair value as of December 31, 2012 using
		Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$268,323	$268,323			$268,323

Financial Liabilities
Borrowings under line of credit	$571,313		$571,313		$571,313
Notes payable	$1,024,406			$1,058,477	$1,058,477

	Carrying value at December 31, 2011	Fair value as of December 31, 2011 using
		Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$408,416	$408,416			$408,416

Financial Liabilities
Borrowings under line of credit	$325,554		$325,554		$325,554
Notes payable	$589,369			$637,331	$637,331

Notes Receivable from Majority Shareholder - The Company had a non-interest bearing notes receivable from its majority shareholder with an aggregate carrying value of $64,209 and $180,000 as of December 31, 2012 and 2011, respectively. Fair value of related party transactions, including notes receivable from majority shareholder, cannot be determined based upon the related party nature.

F-23

Borrowings Under Revolving Line of Credit – The Company’s outstanding borrowings under the line of credit with TD Bank had a carrying value of $571,313 and $325,554 as of December 31, 2012 and 2011, respectively. The fair value of the outstanding borrowings under the line of credit with TD Bank approximated the carrying value at December 31, 2012 and 2011, respectively, as these borrowings bear interest based on prevailing variable market rates currently available. As a result, the Company categorizes these borrowings as Level 2 in the fair value hierarchy.

Notes Payable – Notes payable consists of fixed rate term loans from TD Bank, auto loans and promissory notes from prior acquisitions.

The fixed interest bearing term loans payable to TD Bank and Sovereign Bank had a carrying value of $51,667 and $238,917 as of December 31, 2012 and 2011, respectively. Collectively, the fair value of these term loans was approximately $72,237 and $245,521 at December 31, 2012 and 2011, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value of the term loans was determined based on internally developed valuations that use current interest rates in developing a present value of these term loans.

The outstanding fixed interest bearing auto loans had a carrying value of $34,218 and $50,452 as of December 31, 2012 and 2011, respectively. The fair value of these auto loans was approximately $34,085 and $50,930 at December 31, 2012 and 2011, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value of the auto loans was determined based on internally developed valuations that use current interest rates in developing a present value of these notes payable.

The Company issued fixed interest bearing notes payable to the former owners of Sonix Medical Technologies, Inc., Globalnet Solutions, Inc., Medical Management LLC and United Physician Management Services, Inc. The carrying value of these notes payable was $938,521 and $300,000 at December 31, 2012 and 2011, respectively. Collectively, the fair value of these notes payable was approximately $952,155 and $340,880 at December 31, 2012 and 2011, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value of the notes payable to the former owners of businesses acquired was determined based on internally-developed valuations that use current interest rates in developing a present value of these notes payable.

Non-financial assets measured at fair value on a non-recurring basis:

Certain assets are measured at fair value on a non-recurring basis (i.e., the assets are subject to fair value adjustments in certain circumstances such as when there is evidence of impairment). These measures of fair value, and related inputs, are considered Level 2 measures under the fair value hierarchy.

During the year ended December 31, 2012, the Company recorded a $126,272 impairment charge related to customer relationships and non-compete agreements. The Company used a probability-weighted approach and estimates of expected future cash flows to determine the fair value of these intangibles. The fair value is classified as a Level 2 measure within the fair value hierarchy.

F-24

15.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated Other Comprehensive Income (Loss) — The components of changes in accumulated other comprehensive income (loss) are as follows:

	Foreign	Accumulated
	Currency	Other
	Translation	Comprehensive
	Adjustments	Income (Loss)

Balance — January 1, 2011	$49,393	$49,393

Other comprehensive loss during the year	(56,572)	(56,572)

Balance — December 31, 2011	(7,179)	(7,179)

Other comprehensive loss during the year	(70,591)	(70,591)

Balance — December 31, 2012	$(77,770)	$(77,770)

16.	Subsequent events

In February 2013, the majority shareholder advanced a loan of $1,000,000 to the Company, of which a portion was used to repay the outstanding balance on the revolving credit line with TD Bank. The loan bears an annual interest rate of 7.0%. The total principal and cumulative interest are due upon maturity of the loan on July 5, 2015.

On July 1, 2013, the $750,000 revolving line of credit agreement with TD Bank was amended to extend its maturity date from May 31, 2013 to August 29, 2014.

On June 30, 2013, the Company executed an Asset Purchase Agreement to acquire certain assets of Metro Medical Management Services, Inc. (“Metro Medical”). Metro Medical is a New York-based company that offers full-scale revenue cycle management services to small-to-medium sized healthcare practices. Metro Medical broadens the Company’s presence in the healthcare IT industry through geographic expansion of customer base and by increasing available marketing resources and specialized trained staff. Under the terms of the Asset Purchase Agreement, the Company will pay cash consideration of $275,000 at closing and a promissory note to Metro Medical for $1,225,000. The principal amount of the promissory note is payable in monthly installments over a twenty-four month period from the date of closing, and bears interest at the rate of 5% per year.

Cash to be paid on date of acquisition	$275,000
Promisory note payable to Metro Medical	1,225,000

Total purchase consideration	$1,500,000

The Company has evaluated whether any events have occurred from December 31, 2012 through August 6, 2013, the date the consolidated financial statements were available to be issued.

F-25

MEDICAL TRANSCRIPTION BILLING, CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash	$483,599	$268,323
Accounts receivable — net of allowance for doubtful accounts of $224,088 and $250,520 at June 30, 2013 and December 31, 2012, respectively	848,440	954,427
Current assets - related party	90,556	93,866
Other current assets	281,868	227,721
Deferred tax asset	123,627	123,627

Total current assets	1,828,090	1,667,964

PROPERTY AND EQUIPMENT — Net	461,751	480,993

INTANGIBLE ASSETS — Net	1,986,801	1,084,985

GOODWILL	363,000	-

OTHER ASSETS	525,564	250,363

TOTAL ASSETS	$5,165,206	$3,484,305

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$139,617	$245,601
Accrued expenses	632,177	565,928
Deferred rent	18,715	34,370
Deferred revenue	55,362	55,857
Accrued liability to related party	8,354	4,774
Borrowings under lines of credit	675,000	571,313
Notes payable — current portion	1,232,299	694,593

Total current liabilities	2,761,524	2,172,436

NOTES PAYABLE
Notes Payable - Related party	890,000	-
Notes Payable - Others	656,673	329,813

DEFERRED RENT	521,439	511,239
DEFERRED REVENUE	54,727	64,740

Total liabilities	4,884,363	3,078,228

COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value — authorized, 1,000,000 shares; issued and outstanding, 589,800 shares	590	590
Additional paid-in capital	256,140	256,140
Retained earnings	151,511	227,117
Accumulated other comprehensive loss	(127,398)	(77,770)

Total shareholders’ equity	280,843	406,077

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,165,206	$3,484,305

See notes to condensed consolidated financial statements.

F-26

MEDICAL TRANSCRIPTION BILLING, CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012 (UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012

NET REVENUE	$2,304,913	$2,626,524	$4,542,233	$4,991,894

OPERATING EXPENSES:
Direct operating costs	916,674	1,189,539	1,844,019	2,156,991
Selling and marketing	49,015	82,856	119,582	149,566
General and administrative	1,216,515	1,272,383	2,174,815	2,289,723
Research and development	98,972	96,320	196,344	191,369
Depreciation and amortization	181,726	183,547	364,207	310,502

Total operating expenses	2,462,902	2,824,645	4,698,967	5,098,151

OPERATING LOSS	(157,989)	(198,121)	(156,734)	(106,257)

OTHER:
Interest income	5,685	6,686	13,721	14,627
Interest expense	31,016	30,283	60,864	40,574
Other income — net	58,546	70,510	95,746	91,417

LOSS BEFORE TAXES	(124,774)	(151,208)	(108,131)	(40,787)

BENEFIT FOR INCOME TAXES	(37,312)	(4)	(32,527)	(1)

NET LOSS	$(87,462)	$(151,204)	$(75,604)	$(40,786)

NET LOSS PER SHARE
Basic and diluted loss per share	$(0.15)	$(0.26)	$(0.13)	$(0.07)

Weighted-average basic and diluted shares outstanding	589,800	589,800	589,800	589,800

See notes to condensed consolidated financial statements.

F-27

MEDICAL TRANSCRIPTION BILLING, CORP.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012 (UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012

NET LOSS	$(87,462)	$(151,204)	$(75,604)	$(40,786)

OTHER COMPREHENSIVE LOSS, NET OF TAX — Foreign currency translation adjustment (a)	(34,187)	(30,190)	(49,628)	(38,888)

COMPREHENSIVE LOSS	$(121,649)	$(181,394)	$(125,232)	$(79,674)

See notes to condensed consolidated financial statements.

(a) Net of taxes of $23,667 and $34,356 for the three and six months ended June 30, 2013, respectively, and $19,764 and $25,457 for the three and six months ended June 30, 2012, respectively.

F-28

MEDICAL TRANSCRIPTION BILLING, CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012 (UNAUDITED)

	2013	2012

OPERATING ACTIVITIES:
Net loss	$(75,604)	$(40,786)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	364,207	310,502
Impairment of intangible assets	-	126,272
Deferred rent	14,613	22,698
Deferred revenue	(10,508)	(18,881)
Deferred assets	(55,806)	(46,588)
Provision for doubtful accounts	(26,432)	77,356
Foreign exchange gain	(87,811)	(102,628)
Other	-	267
Changes in operating assets and liabilities:
Accounts receivable	132,419	(251,638)
Other current assets	(182,551)	(21,352)
Accounts payable and other liabilities	(23,909)	(12,690)

Net cash provided by operating activities	48,618	42,532

INVESTING ACTIVITIES:
Capital expenditures	(116,142)	(65,015)
Repayment of advances to majority shareholder	200,000	183,031
Advances to majority shareholder	(205,000)	(6,062)
Acquisitions	(275,000)	(303,444)

Net cash used in investing activities	(396,142)	(191,490)

FINANCING ACTIVITIES:
Proceeds from notes payable to majority shareholder	1,000,000	-
Repayments of notes payable	(476,377)	(279,296)
Proceeds from line of credit	1,647,984	3,455,110
Repayments of line of credit	(1,544,297)	(3,032,124)

Net cash provided by financing activities	627,310	143,690

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(64,510)	(62,859)

NET INCREASE (DECREASE) IN CASH	215,276	(68,127)

CASH — Beginning of year	268,323	408,413

CASH — End of period	$483,599	$340,286

SUPPLEMENTAL NONCASH FINANCING ACTIVITY — Acquisitions through assumption of promissory notes	$1,225,000	$1,295,768

SUPPLEMENTAL NONCASH INVESTING ACTIVITY — Financed assets	$6,703	$13,341

SUPPLEMENTAL INFORMATION — Cash paid during the period for:
Income taxes	$57,000	$222,000

Interest	$60,864	$40,574

See notes to condensed consolidated financial statements.

F-29

Medical Transcription Billing, Corp.

Notes to CONDENSED Consolidated Financial Statements
AS OF AND FOR THE THREE MONTHS ENDED June 30, 2013 and 2012 (UnaUDITED)

1 . BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared by Medical Transcription Billing, Corp. (“MTBC” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and as required by Regulation S-X, Rule 10-01. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of items of a normal and recurring nature) necessary to present fairly the financial position as of June 30, 2013, the results of operations for the three and six months ended June 30, 2013, and 2012 and cash flows for the six months ended June 30, 2013 and 2012. The results of operations for the three and six months ended June 30, 2013, are not necessarily indicative of the results to be expected for the full year. When preparing financial statements in conformity with GAAP, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The condensed consolidated balance sheet as of December 31, 2012 was derived from our audited financial statements. The accompanying unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and 2011.

Recent Accounting Pronouncements — From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) and are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently adopted and recently issued accounting pronouncements will not have a material impact on our consolidated financial position, results of operations, and cash flows.

In February 2013, the FASB issued amended guidance on the disclosure of accumulated other comprehensive income. The amendments to the previous guidance require an entity to provide information about the amounts reclassified from accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement of operations or in the notes, significant amounts reclassified from accumulated other comprehensive income to the statement of operations. The Company adopted this guidance in the first quarter of 2012 on a prospective basis, which did not impact its condensed consolidated financial statements.

2.   ACQUISITIONS

Effective at the close of business on June 30, 2013, the Company executed an Asset Purchase Agreement to acquire certain assets of Metro Medical Management Services, Inc. (“Metro Medical”). Metro Medical is a New York-based company that offers full-scale revenue cycle management services to small-to-medium sized healthcare practices. Metro Medical broadens the Company’s presence in the healthcare information technology (“IT”) industry through geographic expansion of its customer base and by increasing available marketing resources and specialized trained staff. Under the terms of the Asset Purchase Agreement, the Company paid cash consideration of $275,000 at closing and issued a promissory note to Metro Medical for $1,225,000. The principal amount of the promissory note is payable in monthly installments over a twenty-four month period from September 2013, and bears interest at the rate of 5% per year.

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Cash paid on date of acquisition	$275,000
Promisory note payable to Metro Medical	1,225,000

Total purchase consideration	$1,500,000

Under acquisition accounting, we recognize the assets and liabilities acquired at their fair value on the acquisition date, with any excess in purchase price over these values being allocated to goodwill.

We engaged a third-party valuation specialist to assist the Company in valuing the assets from our acquisition of Metro Medical. The valuation for this acquisition has not been completed and, therefore, the results could differ from the preliminary valuation presented below.

Metro Medical
Customer contracts and relationships	$884,000
Non-compete agreement	253,000
Goodwill	363,000

$1,500,000

The weighted-average amortization period in total and by major intangible asset class, is three years.

During 2012, the Company executed four asset purchase agreements to acquire United Physician Management Services, Inc. (“UPMS”) on February 3, 2012, GlobalNet Solutions, Inc. (“GNet”) on March 30, 2012, Medical Management, LLC (“MM”) on June 15, 2012 and Healthcare Solutions, Inc. (“HCS”) on July 31, 2012. The acquisitions of UPMS, GNet, MM, and HCS broaden the Company’s presence in the healthcare IT industry through geographic expansion of its customer base and by increasing available marketing resources and specialized trained staff. No tangible assets were acquired and no liabilities were assumed as part of the acquisitions.

The aggregate purchase price was $1,360,958 and was allocated to customer contracts and relationships and non-compete agreement in the amount of $1,331,686 and $29,272, respectively.

Under the terms of the asset purchase agreements, the Company paid aggregate cash consideration of $319,198 at closing (of which $303,444 was paid during the six months ended June 30, 2012 and $15,754 was paid after June 30, 2012) and issued promissory notes for the remaining consideration.

The pro forma information below represents condensed consolidated results of operations as if the acquisitions of GNet and Metro Medical occurred on January 1, 2012. In addition to Gnet, the Company also entered into three other acquisitions during 2012 that were not individually or in aggregate significant and are therefore not included in the pro forma information below. The pro forma information has been included for comparative purposes and is not indicative of results of operations of the Company had the acquisitions occurred at January 1, 2012, nor is it necessarily indicative of future results.

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	Pro Forma		Pro Forma
	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Total revenue	$3,122,092	$3,341,642	$6,094,238	$6,553,682

Net loss	$(291,073)	$(295,760)	$(370,269)	$(472,482)

3.	Intangible Assets

Intangible assets as of June 30, 2013 and December 31, 2012 consist of the following:

	June 30,	December 31,
	2013	2012

Contracts and relationships acquired	$2,919,988	$2,035,988
Non-compete agreements	282,272	29,272
Software purchased	86,109	81,274

Total intangible assets	3,288,369	2,146,534

Less: accumulated amortization	(1,301,568)	(1,061,549)

Intangible assets — net	$1,986,801	$1,084,985

During the six months ended June 30, 2012 and the year ended December 31, 2012, the Company wrote-off the net book value of the customer relationship and non-compete agreement related to the 2010 acquisition of Medical Accounting Billing Company, Inc. in the amount of $126,272, which is included in general and administrative expenses in the consolidated statement of operations. Amortization expense was $242,175 and $171,857 for the six months ended June 30, 2013 and 2012, respectively, and $121,142 and $113,745 for the three months ended June 30, 2013 and 2012 respectively. The weighted-average amortization period, in total and by major intangible asset class, is three years.

Future amortization expense scheduled to be expensed as follows:

Years Ending
December 31

2013	$431,960
2014	844,796
2015	519,488
2016	190,557

Total	$1,986,801

4.	Concentrations

Financial Risks — As of June 30, 2013 and December 31, 2012, the Company held $448,345 and $220,950 , respectively, of its cash in the name of its subsidiary at a bank in Pakistan. Funds are wired to Pakistan near the end of each month and used for payroll at the beginning of the next month plus operating expenses throughout the month. The banking system in Pakistan does not provide deposit insurance coverage. Additionally, from time to time, the Company maintains cash balances at financial institutions in the United States of America in excess of federal insurance limits. The Company has not experienced any losses on such accounts.

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Concentrations of credit risk with respect to trade accounts receivable are managed by periodic credit evaluations of customers. The Company generally does not require collateral for outstanding trade accounts receivable. No one customer accounts for a significant portion of the Company’s trade accounts receivable portfolio and write-offs have been minimal. For the six months ended June 30, 2013 and 2012, the Company had one customer that represented approximately 5% and 10% of total sales, respectively.

Geographical Risks — The Company’s offices in Islamabad and Bagh, Pakistan, conduct significant back-office operations for the Company. The Company has no revenue earned outside of the United States of America. The office in Bagh is located in a different territory of Pakistan from the Islamabad office. The Bagh office was opened in 2009 for the purpose of providing operational support and operating as a backup to the Islamabad office. The Company’s operations in Pakistan are subject to special considerations and significant risks not typically associated with companies in the United States. The Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environment in Pakistan and by the general state of Pakistan’s economy. The Company’s results may be adversely affected by, among other things, changes in governmental policies with respect to laws and regulations, changes in Pakistan’s telecommunications industry, regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

Carrying amounts of net assets (liabilities) located in Pakistan were $ 99,232 and $(180,052) as of June 30, 2013 and December 31, 2012, respectively. These balances exclude intercompany receivables of $ 2,181,257 and $2,151,401 as of June 30, 2013 and December 31, 2012, respectively. The following is a summary of the net assets located in Pakistan as of June 30, 2013 and December 31, 2012:

	June 30,	December, 31
	2013	2012

Current assets	$551,112	$293,106
Non-current assets	431,301	431,192
	982,413	724,298

Current liabilities	(875,857)	(895,389)
Non-current liabilities	(7,324)	(8,961)
	$99,232	$(180,052)

5.	LOss per share

Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the year. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares outstanding and potentially dilutive securities outstanding during the year under the treasury stock method. Under the treasury stock method, dilutive securities are assumed to be exercised at the beginning of the periods or at the time of issuance, if later, and as if funds obtained thereby were used to purchase common stock at an average market price during the period. Securities are excluded from the computations of diluted net income per share if their effects would be antidilutive to net income per share. The Company has not issued any common stock equivalents.

The following table reconciles the weighted-average shares outstanding for basic and diluted net loss per share for the three and six months ended June 30, 2013 and 2012:

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	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Basic:
Net loss	$(87,462)	$(151,204)	$(75,604)	$(40,786)
Weighted-average shares used in computing basic earnings per share	589,800	589,800	589,800	589,800
Net loss per share - Basic	$(0.15)	$(0.26)	$(0.13)	$(0.07)

Diluted:
Net loss	$(87,462)	$(151,204)	$(75,604)	$(40,786)
Weighted-average shares used in computing diluted earnings per share	589,800	589,800	589,800	589,800
Net loss per share - Diluted	$(0.15)	$(0.26)	$(0.13)	$(0.07)

6.	Debt

Revolving Line of Credit — The Company has an agreement with TD Bank for a revolving line of credit maturing on August 29, 2014 for up to $750,000. The line of credit has a variable rate of interest per annum at the Wall Street Journal prime rate plus 1% (4.25% as of June 30, 2013 and December 31, 2012). The line of credit is collateralized by all the Company’s assets and is guaranteed by the majority shareholder of the Company. The outstanding balance as of June 30, 2013 and December 31,2012 was $675,000 and $571,313 respectively.

TD Loan — In January 2011, the Company entered into a term loan agreement in the amount of $200,000 with TD Bank. Principal and interest payments on the term loan are payable in equal consecutive monthly installments of $3,797, commencing February 28, 2011 and continuing up to February 28, 2016. The term loan was collateralized by all of the Company’s assets and was guaranteed by the majority shareholder of the Company. On April 13, 2012, the Company refinanced its term loan with TD Bank to $292,000 with a stated interest rate of 4.47% and maturing on April 13, 2017. During 2012, the TD Bank term loan was fully repaid.

Sovereign Bank Loan Agreement — The Company has a term loan providing for revolving advances to the Company up to $100,000, with an interest rate 7.74% per annum. The amount outstanding under this term loan was $ 21,667 and $51,667 as of June 30, 2013 and December 31, 2012, respectively.

Maturities of notes payable as of June 30, 2013 are as follows:

Years Ending
December 31
	Sovereign Bank	Liability Against Assets Subject to Finance Lease	Loan from OM Soni	MM	Gnet	UPMS	Metro Medical	Loan from Majority Shareholder	Total
2013	$10,000	$11,443	$69,065	$76,328	$173,212	$10,870	$195,772	$-	$546,690
2014	11,667	10,110	72,592	91,492	117,899	5,537	607,239	-	916,536
2015	-	2,683	-	-	-	-	421,989	890,000	1,314,672
2016	-	1,074	-	-	-	-	-	-	1,074
Total	$21,667	$25,310	$141,657	$167,820	$291,111	$16,407	$1,225,000	$890,000	$2,778,972

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7.	Commitments and Contingencies

Legal Proceedings — The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business and have not been fully adjudicated. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect upon the condensed consolidated financial position, results of operations, or cash flows of the Company.

Leases — The Company leases certain office space and other facilities under operating leases expiring through 2021.

Future minimum lease payments under non-cancelable operating leases as of June 30, 2013 are as follows:

Years Ending
December 31
	Third Party	Related party	Total
2013	$117,779	$79,976	$197,756
2014	221,017	69,750	290,767
2015	231,247	72,750	303,997
2016	254,371	75,750	330,121
2017	279,808	58,500	338,308
Thereafter	1,248,196	-	1,248,196

Total	$2,352,418	$356,726	$2,709,145

Total rental expense, included in general and administrative expense in the condensed consolidated statements of operations, including amounts for related party leases described below, amounted to $129,473 and $136,788 for the six months ended June 30, 2013 and 2012, respectively, and $63,898 and $69,619 for the three months ended June 30, 2013 and 2012, respectively.

8.	Related PARTIES

In February 2013, the majority shareholder advanced a loan of $1,000,000 to the Company, of which a portion was used to repay the outstanding balance on the revolving credit line with TD Bank; $890,000 was outstanding on this loan as of June 30, 2013. The loan bears an annual interest rate of 7.0%. The total principal and cumulative interest are due upon maturity of the loan on July 5, 2015.

The Company had sales to a related party, a physician who is related to an officer and the majority shareholder. Revenues from this customer were approximately $8,153 and $8,898 for the six months ended June 30, 2013 and 2012, respectively, and $3,977 and $3,934 for the three months ended June 30, 2013 and 2012, respectively. As of June 30, 2013 and December 31, 2013, the receivable balance due from this customer was $1,973 and $1,682, respectively.

The Company is a party to a nonexclusive aircraft dry lease agreement with Kashmir Air, Inc. (“KAI”), which is owned by an officer and the majority shareholder. The Company recorded $64,200 within general and administrative expenses in the condensed consolidated statements of operations for both the six months ended June 30, 2013 and 2012 and $32,100 for both the three months ended June 30, 2013 and 2012, respectively .. As of June 30, 2013 and December 31, 2012, the Company had a liability outstanding to KAI of $8,354 and $4,774, respectively.

F-35

The Company leases its corporate offices in New Jersey and its backup operations center in Bagh, Pakistan, from an officer and the majority shareholder. The related party rent expense for the six months ended June 30, 2013 and 2012 was $78,272 and $74,096, respectively, and $39,102 and $40,640 for the three months ended June 30, 2013 and 2012, respectively, and is included in general and administrative expense in the condensed consolidated statements of operations. Current assets related party on the condensed consolidated balance sheet includes prepaid rent that has been paid to the majority shareholder in the amount of $0 and $10,204 as of June 30, 2013 and December 31, 2012, respectively. Current assets-related party also included security deposits related to the leases of the Company’s corporate offices and backup operations center in Bagh, Pakistan in the amount of $15,438 and $15,522 as of June 30, 2013 and December 31, 2012, respectively.

The majority shareholder of the Company guaranteed the Company’s existing line of credit with the TD Bank and the loan with Sovereign Bank (see Note 6).

A payment of $5,320 was made on behalf of Haq Investment Group, a company owned by the majority shareholder, during three months ended June 30, 2013.

The Company advanced $205,000 to the majority shareholder during the six months ended June 30, 2013. At June 30, 2013 and December 31, 2012, the Company had $75,118 and $68,140, respectively, of receivables from advances made to the majority shareholder. The outstanding amounts related to the advances made to the majority shareholder are recorded within other current assets-related party on the condensed consolidated balance sheets.

9.	FAIR VALUE OF FINANCIAL INSTRUMENTS

As of June 30, 2013 and December 31, 2012, the carrying amounts of cash, receivables, accounts payable and accrued expenses approximated their estimated fair values because of their short term nature of these financial instruments.

The following table summarizes the Company’s financial instruments that are not measured at fair value on a recurring basis by fair value hierarchy as of June 30, 2013 and December 31, 2012:

F-36

	Carrying value at June 30, 2013	Fair value as of June 30, 2013 using
		Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$483,599	$483,599	$-	$-	$483,599

Financial Liabilities
Borrowings under line of credit	675,000		675,000		675,000
Notes payable - Other	1,888,972			1,895,451	1,895,451

	Carrying value at December 31, 2012	Fair value as of December 31, 2012 using
		Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$268,323	$268,323	$-	$-	$268,323

Financial Liabilities
Borrowings under line of credit	571,313		571,313		571,313
Notes payable - Other	1,024,406			1,058,477	1,058,477

Notes Receivable from Majority Shareholder - The Company had a non-interest bearing notes receivable from its majority shareholder with an aggregate carrying value of $75,118 and $68,140 as of June 30, 2013 and December 31, 2012, respectively, included in current assets-related party on the condensed consolidated balance sheets. Fair value of related party transactions, including notes receivable from majority shareholder, are not practicable to determine based upon the related party nature of the transaction.

Notes Payable to Majority Shareholder - The majority shareholder advanced a loan of $1,000,000 to the Company, of which $890,000 was outstanding as of June 30,2013. The loan bears an annual interest rate of 7.0%. The total principal and cumulative interest are due upon maturity of the loan on July 5, 2015. The fair value of related party transactions, including notes payable to majority shareholder are not practicable to determine based upon the related party nature of the transaction.

Borrowings under Revolving Line of Credit – The Company’s outstanding borrowings under the line of credit with TD Bank had a carrying value of $675,000 and $571,313 as of June 30, 2013 and December 31, 2012, respectively. The fair value of the outstanding borrowings under the line of credit with TD Bank approximated the carrying value at June 30, 2013 and December 31, 2012, respectively, as these borrowings bear interest based on prevailing variable market rates currently available. As a result, the Company categorizes these borrowings as Level 2 in the fair value hierarchy.

Notes Payable – Notes payable consists of fixed rate term loans from TD Bank, auto loans and promissory notes from prior acquisitions.

The fixed interest bearing term loans payable to Sovereign Bank had a carrying value of $21,667 and $51,667 as of June 30, 2013 and December 31, 2012, respectively. Collectively, the fair value of these term loans was approximately $22,201 and $72,237 at June 30, 2013 and December 31, 2012, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value of the term loans was determined based on internally-developed valuations that use current interest rates in developing a present value of these term loans.

F-37

The outstanding fixed interest bearing auto loans had a carrying value of $25,310 and $34,218 as of June 30, 2013 and December 31, 2012, respectively. The fair value of these auto loans was approximately $24,395 and $34,085 at June 30, 2013 and December 31, 2012, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value of the auto loans was determined based on internally-developed valuations that use current interest rates in developing a present value of these notes payable.

The Company issued fixed interest-bearing notes payable to the former owners of UPMS, GNet, MM, Metro Medical and Sonix Medical Technologies, Inc. The aggregate carrying value of these notes payable was $1,841,995 and $938,521 at June 30, 2013 and December 31, 2012, respectively. Collectively, the fair value of these notes payable was approximately $1,848,856 and $952,155 at June 30, 2013 and December 31, 2012, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value of the notes payable to the former owners of businesses acquired was determined based on internally-developed valuations that use current interest rates in developing a present value of these notes payable.

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated Other Comprehensive Income (Loss) — The components of changes in accumulated other comprehensive income (loss) are as follows:

	Foreign	Accumulated
	Currency	Other
	Translation	Comprehensive
	Adjustments	Income (Loss)

Balance — January 1, 2013	$(77,770)	$(77,770)

Other comprehensive loss during the year	(49,628)	(49,628)

Balance — June 30, 2013	$(127,398)	$(127,398)

11.	Subsequent events

In August 2013, the Company signed Asset Purchase Agreements to acquire certain assets of the following three companies:

•	Omni Medical Billing Services, LLC

•	Practicare Medical Management, Inc.

•	Tekhealth Services, Inc., Professional Accounts Management, Inc. and Practice Development Strategies, Inc., collectively doing business as CastleRock Solutions, Inc.

The purchase price will be approximately $34.9 million and will be paid with cash consideration of $24.2 million and issuance of common stock valued at $10.7 million. The Company will close the acquisition of the above companies concurrently with and as a condition to the consummation of an initial public offering. Unless the Company closes all of the acquisitions, the Company will not close any of the acquisitions and we will not close this offering.

F-38

Per the terms of our acquisition agreements, the cash consideration paid to the companies is to subject adjustment based on the offering price of our shares of common stock in the offering. The exact cash consideration will not be known until closing of this offering and may differ by up to 10%.

The Company has evaluated whether any events have occurred from June 30, 2013 through August ___, 2013, the date the condensed consolidated financial statements were available to be issued

F-39

Independent Auditor's Report

To the Stockholders and Board of Directors of

Omni Medical Billing LLC

We have audited the accompanying consolidated financial statements of Omni Medical Billing LLC, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations and members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omni Medical Billing LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Rosenberg Rich Baker Berman & Company

Somerset, New Jersey

September 3, 2013

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Omni Medical Billing LLC

Consolidated Balance Sheets

	December 31,
	2012	2011
Assets
Current Assets
Cash	$291,286	$262,266
Accounts receivable, net of allowance for doubtful accounts of $395,205 in 2012 and $135,552 in 2011	1,378,763	1,229,304
Prepaid expenses	29,614	29,887
Other current assets	861	8,629
Total Current Assets	1,700,524	1,530,086

Buildings and other depreciable assets	731,768	552,016
Accumulated depreciation	(507,740)	(375,540)
Net Fixed Assets	224,028	176,476

Other Assets
Security Deposit	18,197	12,367
Goodwill	1,689,513	1,185,745
Intangibles, net of amortization	2,556,212	1,800,331
Total Other Assets	4,263,922	2,998,443
Total Assets	$6,188,474	$4,705,005

Liabilities and Stockholders' Equity
Current Liabilities
Notes payable-current	$797,601	$608,567
Credit cards and accounts payable	290,591	192,266
Other current liabilities	211,507	205,426
Total Current Liabilities	1,299,699	1,006,259

Long Term Liabilities
Notes payable	1,009,009	1,006,610
Total Long Term Liabilities	1,009,009	1,006,610
Total Liabilities	2,308,708	2,012,869

Members' Equity	3,879,766	2,692,136
Total Members' Equity	3,879,766	2,692,136
Total Liabilities and Members' Equity	$6,188,474	$4,705,005

See accompanying notes to the consolidated financial statements.

F-42

Omni Medical Billing LLC

Consolidated Statements of Operations and Members' Equity

	Year Ended
	December 31,
	2012	2011

Net Revenue	$9,486,852	$9,409,349

Operating Expenses
Direct operating costs	4,962,140	4,992,728
Direct operating costs-related parties	576,898	-
Selling, general and administrative	3,215,131	2,522,951
Depreciation and amortization	1,012,162	932,717

Operating Income (Loss)	(279,479)	960,953

Other Income (Expense)
Other income	45,458	47,054
Interest expense	(48,240)	(55,586)
Total Other Expense	(2,782)	(8,532)

Loss Before Income Taxes	(282,261)	952,421

Income Tax Expense	-	-

Net Income (Loss)	$(282,261)	$952,421

Members' Equity, Beginning of Year	$2,692,136	$2,746,725
Net Income (Loss)	(282,261)	952,421
Contributions	2,292,612	2,076
Distributions	(822,721)	(1,009,086)

Members' Equity, End of Year	$3,879,766	$2,692,136

See accompanying notes to the consolidated financial statements.

F-43

Omni Medical Billing LLC and Subsidiary

Consolidated Statements of Cash Flows

	Year Ended
	December 31,
	2012	2011
Cash Flows from Operating Activities
Net (Loss)/Income	$(282,261)	$952,421
Adjustment to Reconcile Net (Loss)/Income to Net Cash Provided by Operating Activities:
Depreciation and amortization	1,012,162	932,716
Allowance for doubtful accounts	253,113	104,370
(Increase) Decrease in Assets:
Accounts receivable	193,063	(276,468)
Other assets	2,211	(9,058)
Increase (Decrease) in Liabilities:
Accounts payable and accrued expenses	(210,593)	100,584
Net Cash Provided by (Used in) Operating Activities	967,695	1,804,565

Cash Flows from Financing Activities
Principle payments on notes payable	(708,567)	(733,510)
Proceeds from Members' contributions	592,612	2,076
Capital distributions	(822,721)	(1,009,086)
Net Cash Used In Financing Activities	(938,676)	(1,740,520)

Net Increase in Cash and Cash Equivalents	29,019	64,045
Cash and Cash Equivalents at Beginning of Year	262,266	198,221
Cash and Cash Equivalents at End of Year	$291,285	$262,266

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
Interest	$48,240	$55,586

Supplemental Disclosure of Non-cash Financing Activities:
Purchase of intangible assets with a note payable	$900,000	$-
Contributed capital for acquisition	$1,700,000	$-

See accompanying notes to the consolidated financial statements.

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Omni Medical Billing, LLC

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Omni Medical Billing Services, LLC, (the "Company") through its wholly owned subsidiaries provide medical billing services for health care providers.

During 2012, The Company's subsidiaries were originally owned by Customer Focus, LLC, a commonly controlled entity, and then restructured on March 4, 2012 into a Delaware limited liability company. The Company's subsidiaries are located in Maine, New York, Georgia, and California.

Principles of Consolidation

The consolidated financial statements include the accounts of Laboratory Billing Service Providers, LLC, (LBSP) a Maine limited liability company and a wholly owned subsidiary of the Company, Medical Data Resources Providers, LLC, (MDRP) a New York limited liability company and a wholly owned subsidiary of the Company, Medical Billing Resources Providers, LLC, (MBRP) a Georgia limited liability company and a wholly owned subsidiary of the Company, and Primary Billing Services Providers, Inc., (PBSP) a California S corporation and a wholly owned subsidiary of the Company. The Company has no intercompany accounts requiring elimination in consolidation. The Company operates exclusively through its wholly owned subsidiaries.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company sells its services to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customers contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors surrounding the credit risk of specific customers, historical trends and other information. This estimate is based on reviews of all balances in excess of 120 days from the invoice date.

Direct Operating Costs

Direct operating costs consist primarily of salaries and benefits related to personnel who provide services to clients, claims processing costs, and other direct costs related to the Company’s services. Costs associated with the implementation of new clients are expensed as incurred. The reported amounts of direct operating expenses do not include allocated amounts for rent and overhead costs, which have been included within general and administrative costs, and depreciation and amortization, which are broken out separately in the consolidated statements of operations.

See accompanying notes to the consolidated financial statements.

F-45

Omni Medical Billing LLC and Subsidiary

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. It is the Company's policy to capitalize property and equipment over $5,000. Lesser amounts are expensed. Property and equipment is capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ten years for furniture and three years for computer equipment. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying value amount of an asset may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss based on the fair value of the asset. Assets to be disposed of are not expected to provide any future service potential to the Company and are recorded at the lower of the carrying amount or fair value, less cost to sell. There was no impairment of long-lived assets for the years ended December 31, 2012 and 2011.

Business Combinations

The Company accounts for business combinations under the provisions of Accounting Standards Codification 805-10, Business Combinations (ASC 805-10), which requires that the purchase method of accounting be used for all business combinations. Assets acquired and liabilities assumed, including non-controlling interests, are recorded at the date of acquisition at their respective fair values. ASC 805-10 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred.

Intangible Assets

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually. The Company did not recognize any impairment to intangible assets during the years ended December 31, 2012 and 2011.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2012 and 2011 was $7,857 and $6,982, respectively.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of December 31, 2012 and 2011, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

F-46

Omni Medical Billing LLC and Subsidiary

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2012 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events,” determined there were no significant events to report through September 3, 2013 which is the date the financial statements were issued.

NOTE 2 - CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

NOTE 3 - ACQUISITIONS

On August 1, 2012, the Company acquired 100% of the outstanding voting stock of Primary Billing Services Providers, Inc., (PBSP). The acquisition further expands Omni Medical Billing Services, LLC’s market in the medical billing services industry. Consideration for the acquisition was comprised of the following:

Cash	$1,700,000
Note Payable	900,000
Total	$2,600,000

Based on valuations, the $2,600,000 purchase price was recorded as follows:

Customer List	$1,367,622
Non-Compete Covenant	272,974
Goodwill	503,768
Accounts Receivable	595,636
Fixed Assets	175,000
Accounts Payable	(315,000)
Total	$2,600,000

The amounts of Primary Billing Services Providers, Inc.'s revenue and earnings included in the consolidated statements of operations from the date of acquisition for 2012 are $1,217,460 and $151,142, respectively. The following consolidated unaudited pro forma information is based on the assumption that the acquisition occurred on January 1, 2012.

	2012	2011
Revenue	$12,292,820	$11,075,360
Net income (loss)	$(84,568)	$1,799,155

F-47

Omni Medical Billing LLC and Subsidiary

Notes to the Consolidated Financial Statements

NOTE 4 - INTANGIBLE ASSETS

Following is a summary of intangibles as of December 31, 2012 and 2011:

	December 31, 2012
	Gross Amount	Accumulated Amortization
Customer Lists	$4,533,757	$2,265,005
Non-compete Covenants	1,039,197	751,737
Total	$5,572,954	$3,016,742

	December 31, 2011
	Gross Amount	Accumulated Amortization
Customer Lists	$3,166,135	$1,585,718
Non-compete Covenants	766,223	546,309
Total	$3,932,358	$2,132,027

Amortization expense was $884,714 and $815,875 for the years ended December 31, 2012 and 2011, respectively. The weighted-average amortization period in total is 4.6 years. The weighted-average amortization period by major asset is 5 years for customer lists and three years for non-compete covenants.

Estimated amortization expense is as follows:

Year Ending December 31,	Estimated Amortization Expense
2013	$869,051
2014	786,586
2015	467,495
2016	273,524
2017	159,556
$2,556,212

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, 2012 and 2011, the carrying amounts of cash, receivables, and account payable and accrued expenses approximated their estimated fair values because of their short-term nature of these financial instruments.

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt which approximates its carrying value.

F-48

Omni Medical Billing LLC

Notes to the Consolidated Financial Statements

NOTE 6 - FIXED ASSETS

Fixed assets as of December 31, 2012 and 2011 consist of the following:

	2012	2011
Furniture & Equipment	$731,768	$552,016
Less accumulated depreciation	(507,740)	(375,540)
Total	224,028	$176,476

Depreciation expense was $132,201 and $116,841 for the years ended December 31, 2012 and 2011, respectively.

NOTE 7 - NOTES PAYABLE

Notes payable debt consisted of the following as of December 31, 2012 and 2011:

	2012	2011
Promissory Note, Seller Financing non-interest bearing payable in 48 monthly installments of $13,542 through November 30, 2013.	$-	$110,966

Promissory Note, Seller Financing interest at 6% per annum payable in 84 monthly installments of $14,609 through October 1, 2014.	290,534	443,391

Promissory Note, Seller Financing interest at 2.5% per annum payable in 48 monthly installments of $15,310 through December 15, 2014.	358,038	530,410

Promissory Note, Seller Financing interest at 2.5% per annum payable in 48 monthly installments of $15,310 through December 15, 2014.	358,038	530,410

Promissory Note, Seller Financing non-interest bearing payable in 36 monthly installments of $25,000 through September 30, 2015.	800,000	-
	1,806,610	1,615,177
Less current maturities	(797,601)	(608,567)

Long Term Debt	$1,009,009	$1,006,610

Notes payable are personally guaranteed by the CEO of the Company.

Maturities of notes payable as of December 31, 2012, are as follows:

Year Ending December 31,
2013	$797,601
2014	784,009
2015	225,000
$1,806,610

F-49

Omni Medical Billing LLC

Notes to the Consolidated Financial Statements

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company utilizes a medical billing outsourcing division of Customer Focus, LLC which is under common control by the same members of the Company. Related party expenses were $576,898 and $0 during the years ended December 31, 2012 and 2011, respectively.

NOTE 9- COMMITMENTS AND CONTINGENCIES

The Company has entered into non-cancellable operating leases for office space in New York, NY, Torrance, CA, Macon, GA, Nesconset, NY and Saco ME. Rental expense under operating lease agreements was $322,275 and $299,509 for the years ended December 31, 2012 and 2011, respectively.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 2012.

Year Ending December 31,
2013	$351,225
2014	246,984
2015	178,000
2016	150,000
$926,209

NOTE 10- LEGAL PROCEEDINGS

In the normal course of operations, the Company is periodically involved in litigation. In the opinion of management, the resolution of such matters would not have a material effect on the Company's consolidated financial position.

See accompanying notes to the consolidated financial statements.

F-50

Omni Medical Billing LLC

Consolidated Balance Sheets (Unaudited)

June 30, 2013
Assets
Current Assets
Cash	$166,568
Accounts receivable, net of allowance for doubtful accounts of $390,881	1,317,465
Prepaid expenses	36,610
Other current assets	861
Total Current Assets	1,521,504

Buildings and other depreciable assets	731,768
Accumulated depreciation	(546,907)
Net Fixed Assets	184,861

Other Assets
Security Deposit	32,108
Goodwill	1,689,513
Intangibles, net of amortization	2,121,686
Total Other Assets	3,843,307
Total Assets	$5,549,672

Liabilities and Stockholders' Equity
Current Liabilities
Notes payable-current	$808,987
Credit cards and accounts payable	205,986
Other current liabilities	178,988
Total Current Liabilities	1,193,961

Long Term Liabilities
Notes payable	585,471
Total Long Term Liabilities	585,471
Total Liabilities	1,779,432

Members' Equity	3,770,240
Total Members' Equity	3,770,240
Total Liabilities and Members' Equity	$5,549,672

See accompanying notes to the consolidated financial statements.

F-51

Omni Medical Billing LLC

Consolidated Statements of Operations and Members' Equity (Unaudited)

	Three Months Ended,		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012

Net Revenue	$2,930,719	$2,133,519	$5,639,618	$4,260,908

Operating Expenses
Direct operating costs	1,765,263	1,366,346	3,486,830	2,821,183
Direct operating costs-related parties	246,581	112,500	465,509	225,000
Selling, general and administrative	586,661	535,545	1,151,723	1,064,575
Depreciation and amortization	236,846	212,413	473,693	424,826

Operating Income (Loss)	95,368	(93,285)	61,863	(274,676)

Other Income (Expense)
Other income	6,939	10,345	20,327	14,639
Interest expense	(4,590)	(7,136)	(18,413)	(14,873)
Total Other Expense	2,349	3,209	1,914	(234)

Loss Before Income Taxes	97,717	(90,076)	63,777	(274,910)

Income Tax Expense	-	-	-	-

Net Income (Loss)	$97,717	$(90,076)	$63,777	$(274,910)

Members' Equity, Beginning of Period	$3,786,553	$2,676,956	$3,879,766	$2,692,136
Net Income (Loss)	97,717	(90,076)	63,777	(274,910)
Contributions	8,823	-	52,453	169,654
Distributions	(122,853)	(237,289)	(225,756)	(237,289)

Members' Equity, End of Period	$3,770,240	$2,349,591	$3,770,240	$2,349,591

See accompanying notes to the consolidated financial statements.

F-52

Omni Medical Billing LLC and Subsidiary

Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended
	June 30,
	2013	2012
Cash Flows from Operating Activities
Net Income (Loss)	$63,777	$(274,910)
Adjustment to Reconcile Net Income (Loss) to Net Cash Provided by
Operating Activities:
Depreciation and amortization	473,693	424,836
(Increase) Decrease in Assets:
Accounts receivable	61,299	(55,139)
Other assets	(20,907)	8,195
Increase (Decrease) in Liabilities:
Accounts payable and accrued expenses	(117,125)	(23,989)
Net Cash Provided by Operating Activities	460,737	78,993

Cash Flows from Financing Activities
Principle payments on notes payable	(412,152)	(126,220)
Proceeds from Members' contributions	52,453	169,654
Payments for Members' distributions	(225,756)	(237,289)
Net Cash (Used in) Financing Activities	(585,455)	(193,855)

Net Increase in Cash and Cash Equivalents	(124,718)	(114,862)
Cash and Cash Equivalents at Beginning of Period	291,286	262,266
Cash and Cash Equivalents at End of Period	$166,568	$147,404

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Period for:
Interest	$18,413	$14,873

See accompanying notes to the consolidated financial statements.

F-53

Omni Medical Billing, LLC

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Omni Medical Billing Services, LLC, (the "Company") through its wholly owned subsidiaries provide medical billing services for health care providers.

During 2012, the Company's subsidiaries were originally owned by Customer Focus, LLC, a commonly controlled entity, and then restructured on March 4, 2012 into a Delaware limited liability company. The Company's subsidiaries are located in Maine, New York, Georgia, and California.

Principles of Consolidation

The consolidated financial statements include the accounts of Laboratory Billing Service Providers, LLC, (LBSP) a Maine limited liability company and a wholly owned subsidiary of the Company, Medical Data Resources Providers, LLC, (MDRP) a New York limited liability company and a wholly owned subsidiary of the Company, Medical Billing Resources Providers, LLC, (MBRP) a Georgia limited liability company and a wholly owned subsidiary of the Company, and Primary Billing Services Providers, Inc., (PBSP) a California S corporation and a wholly owned subsidiary of the Company. The Company has no intercompany accounts requiring elimination in consolidation. The Company operates exclusively through its wholly owned subsidiaries.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company sells its services to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customers contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors surrounding the credit risk of specific customers, historical trends and other information. This estimate is based on reviews of all balances in excess of 120 days from the invoice date.

Direct Operating Costs

Direct operating costs consist primarily of salaries and benefits related to personnel who provide services to clients, claims processing costs, and other direct costs related to the Company’s services. Costs associated with the implementation of new clients are expensed as incurred. The reported amounts of direct operating expenses do not include allocated amounts for rent and overhead costs, which have been included within general and administrative costs, and depreciation and amortization, which are broken out separately in the consolidated statements of operations.

F-54

Omni Medical Billing LLC and Subsidiary

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. It is the Company's policy to capitalize property and equipment over $5,000. Lesser amounts are expensed. Property and equipment is capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ten years for furniture and three years for computer equipment. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying value amount of an asset may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss based on the fair value of the asset. Assets to be disposed of are not expected to provide any future service potential to the Company and are recorded at the lower of the carrying amount or fair value, less cost to sell. There was no impairment of long-lived assets for the period ended June 30, 2013 and 2012.

Intangible Assets

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually. The Company did not recognize any impairment to intangible assets during the period ended June 30, 2013 and 2012.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the six months ended June 30, 2013 and 2012 was $7,857 and $6,982, respectively.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of June 30, 2013 and 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

F-55

Omni Medical Billing LLC and Subsidiary

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2012 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events,” determined there were no significant events to report through September 3, 2013 which is the date the financial statements were issued.

NOTE 2 - CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

NOTE 3 -ACQUISITIONS

On August 1, 2012, the Company acquired 100% of the outstanding voting stock of Primary Billing Services Providers, Inc., (PBSP). The acquisition further expands Omni Medical Billing Services, LLC’s market in the medical billing services industry. Consideration for the acquisition was comprised of the following:

Cash	$1,700,000
Note Payable	900,000
Total	$2,600,000

Based on valuations, the $2,600,000 purchase price was recorded as follows:

Customer List	$1,367,622
Non-Compete Covenant	272,974
Goodwill	503,768
Accounts Receivable	595,636
Fixed Assets	175,000
Accounts Payable	(315,000)
Total	$2,600,000

The amounts of Primary Billing Services Providers, Inc. revenue and earnings included in the combined statements of operations from the date of acquisition for three and six months ended June 30, 2013 are $711,086 and $1,385,714, respectively. The following consolidated unaudited pro forma information is based on the assumption that the acquisition occurred on January 1, 2012.

	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
Revenue	$2,893,704	$5,750,254
Net income	$166,242	$252,171

F-56

Omni Medical Billing LLC and Subsidiary

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 4 - INTANGIBLE ASSETS.

Following is a summary of non-goodwill intangibles as of June 30, 2013:

	June 30, 2013
	Gross Amount	Accumulated Amortization
Customer Lists	$4,533,757	$2,627,835
Non-compete Covenants	1,039,197	823,432
Total	$5,572,954	$3,451,267

The weighted average amortization period in total is 4.6 years. The weighted average amortization period by major asset is five years for customer lists and three years for non-compete covenants.

Estimated amortization expense for each of the four years is as follows:

Period Ended June 30,	Estimated Amortization Expense
2014	$873,162
2015	815,445
2016	273,524
2017	159,556
Thereafter	$2,121,687

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

As of June 30, 2013 and 2012, the carrying amounts of cash, receivables, and account payable and accrued expenses approximated their estimated fair values because of their short-term nature of these financial instruments.

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt which approximates its carrying value.

NOTE 6 - FIXED ASSETS

Fixed assets as of June 30, 2013 consist of the following:

2013
Furniture & Equipment	$731,768
Less: accumulated depreciation	(546,907)
Total	$184,861

Depreciation expense was $39,167 and $58,420 for the period ended June 30, 2013 and 2012, respectively.

F-57

Omni Medical Billing LLC

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 7 - NOTES PAYABLE

Notes payable debt consisted of the following as of June 30, 2013:

2013

Promissory Note, Seller Financing interest at 6% per annum payable in 84 monthly installments of $14,609 through October 1, 2014.	$210,606

Promissory Note, Seller Financing interest at 2.5% per annum payable in 48 monthly installments of $15,310 through December 15, 2014.	266,926

Promissory Note, Seller Financing interest at 2.5% per annum payable in 48 monthly installments of $15,310 through December 15, 2014.	266,926

Promissory Note, Seller Financing non-interest bearing payable in 36 monthly installments of $25,000 through September 30, 2015.	650,000
1,394,458
Less current maturities	(808,987)

Long Term Debt	$585,471

Notes payable are personally guaranteed by the CEO of customer Focus, LLC.

Maturities of notes payable as of June 30, 2013, are as follows:

Period Ending June 30,
2014	$808,987
2015	585,471
$1,394,458

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company utilizes a medical billing outsourcing division of Customer Focus, LLC which is under common control by the same members of the Company. Related party expenses were $465,509 and $225,000 during the six months ended June 30, 2013 and 2012, respectively.

F-58

Omni Medical Billing LLC

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company has entered into non-cancellable operating leases for office space in New York, NY, Torrance, CA, Macon, GA, Nesconset, NY and Saco ME. Rental expense under operating lease agreements was $256,631 and $226,150 for the six months ended June 30, 2013 and 2012.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of June 30, 2013.

Period Ended June 30,
2014	$290,699
2015	194,496
2016	179,500
2017	105,000
$769,695

NOTE 10- LEGAL PROCEEDINGS

In the normal course of operations, the Company is periodically involved in litigation. In the opinion of management, the resolution of such matters would not have a material effect on the Company's consolidated financial position or results of operations.

F-59

Independent Auditor's Report

To the Stockholders and Board of Directors of

Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc.

We have audited the accompanying combined financial statements of Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc., which comprise the combined balance sheets as of December 31, 2012 and 2011, and the related combined statements of operations and retained earnings (deficit), and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Rosenberg Rich Baker Berman & Company

Somerset, New Jersey

August 19, 2013

F-61

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc.

Combined Balance Sheets

	December 31,
	2012	2011
Assets
Current Assets
Cash and equivalents	$527,069	$242,087
Accounts receivable, net of allowance for doubtful accounts of $54,830 in 2012 and $26,301 in 2011	690,206	711,401
Total Current Assets	1,217,275	953,488

Fixed Assets
Computer and office equipment	361,407	353,277
Furniture and fixtures	1,500	1,500
Less: accumulated depreciation and amortization	348,618	350,004
Net Property and Equipment	14,289	4,773

Other Assets
Intangible assets net of accumulated amortization of $333,169 and $153,109, respectively	509,593	689,653
Goodwill	329,065	329,065
Other assets	21,233	21,233
Total Other Assets	859,891	1,039,951
Total Assets	2,091,455	1,998,212

Liabilities and Stockholders' Equity
Current Liabilities
Notes payable	154,425	339,525
Accounts payable and accrued expenses	706,641	382,608
Total Current Liabilities	861,066	722,133

Long Term Liabilities
Notes payable	67,055	212,385
Related party loans	430,074	375,074
Total Long Term Liabilities	497,129	587,459
Total Liabilities	1,358,195	1,309,592

Commitments and Contingencies

Stockholders' Equity
Common Stock	10,150	10,150
Additional paid-in-capital	1,062,960	706,514
Retained earnings (Deficit)	(216,850)	55,956
Total equity of combined company	856,260	772,620
Noncontrolling Interest in Combined Subsidiary	(123,000)	(84,000)
Total Equity	733,260	688,620
Total Liabilities and Equity	$2,091,455	$1,998,212

See accompanying notes to the financial statements.

F-62

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc.

Combined Statements of Operations and Retained Earnings

	Years Ended
	December 31,
	2012	2011

Net Revenue	$4,751,503	$3,985,471

Operating Expenses
Direct operating costs	1,551,985	1,485,793
Selling general and administrative	3,262,955	2,728,993
Depreciation and amortization	191,025	154,726

Operating Loss	(254,462)	(384,041)

Other Income (Expense)
Interest expense	(57,344)	(12,914)
Total Other Expense	(57,344)	(12,914)

Loss Before Income Taxes	(311,806)	(396,955)

Provision for Income Tax Expense	-	3,500

Net Loss	(311,806)	(400,455)

Loss attributable to Noncontrolling Interest - Physicians Development Strategies, Inc.	39,000	84,000

Net Loss Attributable to Combined Company	(272,806)	(316,455)

Retained Earnings , Beginning of Year	55,956	372,411

Retained Earnings (Deficit), End of Year	$(216,850)	$55,956

See accompanying notes to the financial statements.

F-63

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc.

Combined Statements of Cash Flows

	Years Ended
	December 31,
	2012	2011
Cash Flows from Operating Activities
Net Loss	$(311,806)	$(400,455)
Adjustment to Reconcile Net Loss to Net Cash Provided by
Operating Activities:
Depreciation and amortization	191,025	154,726
Allowance for doubtful accounts	28,529	2,071
(Increase) Decrease in Assets:
Accounts receivable	(7,334)	103,455
Increase (Decrease) in Liabilities:
Accounts payable and accrued expenses	324,033	190,026
Net Cash Provided by Operating Activities	224,447	49,823

Cash Flows from Investing Activities
Cash paid for fixed assets	(20,481)	(1,844)
Net Cash Used In Investing Activities	(20,481)	(1,844)

Cash Flows from Financing Activities
Payments on notes payable	(80,430)	(204,358)
Proceeds from related party loans	55,000	255,074
Capital contributions	106,446	55,063
Net Cash Provided by Financing Activities	81,016	105,779

Net Increase in Cash and Cash Equivalents	284,982	153,758
Cash and Cash Equivalents at Beginning of Year	242,087	88,329
Cash and Cash Equivalents at End of Year	$527,069	$242,087

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
Interest	$57,344	$12,914
Income taxes	$-	$3,500

Supplemental Disclosure of Non-cash Financing Activities:
Purchase of intangible assets with a note payable	-	500,000
Cash paid for intangible assets by parent	-	500,000
Payment of notes payable from parent company	250,000	187,500

See accompanying notes to the financial statements.

F-64

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc.

Notes to the Combined Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc. ("Company") are California based corporations owned by Castlerock Solutions, Inc., a holding company ("Parent Company"). The Company is engaged in the business of providing medical billing and practice management services to physicians and physician groups. The Company operates in various locations throughout California.

Principles of Combination

The combined financial statements include the accounts of the Company, its wholly-owned subsidiaries and a jointly-owned subsidiaries over which it exercises control. Noncontrolling interest amounts relating to the Company's less-than-wholly-owned combined subsidiary are included within the "Noncontrolling interest in the combined subsidiary" captions in its Combined Balance Sheets and within the "Noncontrolling interests" caption in its Combined Statements of Operations. All intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company sells its services to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest-bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customers contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors surrounding the credit risk of specific customers, historical trends and other information. This estimate is based on reviews of all balances in excess of 90 days from the invoice date.

Fixed Assets

The cost of fixed assets is depreciated using the straight-line method based on the useful lives of the assets: three years for software, three to five years for computer and office equipment, five years for vehicles, seven years for furniture and fixtures and the remaining lease life for leasehold improvements.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the current maturity of these items.

F-65

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc.

Notes to the Combined Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, we compare the carrying amount of the asset group to future undiscounted net cash flows expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Goodwill

Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. The Company attributes all goodwill associated with the acquisitions of Physician Development Strategies, Inc., which share similar economic characteristics, to one reporting unit. Goodwill is not amortized but is tested annually for impairment in the fourth quarter of each fiscal year by comparing the fair value of the reporting units to the carrying amounts, including goodwill. No goodwill impairments were recognized during the years ended December 31, 2012 and 2011.

Intangible Assets

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually. The Company did not recognize any impairment to intangible assets during the years ended December 31, 2012 and 2011.

Revenue and Unbilled Services

The Company recognizes revenue as its services are rendered. The Company generally renders billings to its client healthcare providers upon collection of the related client accounts receivable. The Company has arrangements with certain clients to bill per procedure as claims are submitted for reimbursement from patients or third-party payers. For collection-based contracts, revenue is recognized based on the collections from billings rendered for physician clients. The collections are then multiplied by the percentage fee that the Company charges for its services to compute the appropriate revenue. For per-procedure contracts, revenue is recognized upon submission of clients' claims. The Company also serves certain customers as an Application Service Provider ("ASP"). ASP services are generally provided for a monthly fee or per-transaction fee, and revenue for such services is recognized as the services are provided.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2012 and 2011 was $475 and $1,569, respectively.

Income Taxes

The Company utilizes the asset and liability approach to accounting for income taxes. Deferred income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the combined financial statements. Deferred tax balances are determined by using tax rates expected to be in effect when the taxes will actually be paid. A valuation allowance is recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considered estimates of future taxable income.

F-66

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc.

Notes to the Combined Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of December 31, 2012 and 2011, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2012 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events,” determined there were no significant events to report through August 19, 2013 which is the date the financial statements were issued.

NOTE 2 - CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits of $250,000.

NOTE 3 - ACQUISITIONS

On January 1, 2011, Castlerock Solutions, Inc. acquired 66.33% of the outstanding voting stock of Physician Development Strategies, Inc. (“PDS”). The acquisition further expands Castlerock Solutions, Inc.’s market in the medical billing services industry. Consideration for the acquisition was comprised of the following:

Cash	$500,000
Note Payable	500,000
Total	$1,000,000

The net assets of PDS were distributed to its former owner immediately prior to the acquisition by Castlerock Solutions, Inc. Based on valuations, the $1,000,000 purchase price was recorded as follows:

Customer List	$562,021
Non-Compete Covenant	108,914
Goodwill	329,065
Total	$1,000,000

On September 15, 2011, Castlerock Solutions, Inc. acquired 100% of the outstanding voting stock of Professional Accounts Management, Inc. (“PAM”). The acquisition further expands Castlerock Solutions, Inc.’s market in the medical billing services industry. Consideration for the acquisition consisted of the assumption of $171,827 of liabilities, which consisted of loans of $160,503 and payables of $11,324.

F-67

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc.

Notes to the Combined Financial Statements

NOTE 3 - ACQUISITIONS (continued)

Based on valuations, the $171,827 purchase price was recorded as follows:

Customer List	$126,361
Non-Compete Covenant	45,466
Total	$171,827

NOTE 4 - INTANGIBLE ASSETS

As part of the purchases of Physician Development Strategies, Inc. and Professional Accounts Management, Inc. during 2011, Castlerock Solutions, Inc. acquired intangible assets of $842,762. Of that amount, $688,382 has been assigned to customer lists which are subject to periodic amortization over the estimated useful life of 5 years and $154,380 has been assigned to non-compete covenants which are subject to periodic amortization over the estimated useful life of 4 years. Goodwill of $329,065 which is not subject to amortization, arose in connection with the acquisitions.

Following is a summary of non-goodwill intangibles as of December 31, 2012 and 2011:

	December 31, 2012
	Gross Amount	Accumulated Amortization
Customer Lists	$688,382	$258,564
Non-compete Covenants	154,380	74,604
Total	$842,762	$333,168

	December 31, 2011
	Gross Amount	Accumulated Amortization
Customer Lists	$688,382	$120,888
Non-compete Covenants	154,380	32,221
Total	$842,762	$153,109

Amortization expense was $180,059 and $153,109 for the years ended December 31, 2012 and 2011, respectively.

Estimated amortization expense is as follows:

Year Ending December 31,	Estimated Amortization Expense
2013	$180,059
2014	180,059
2015	149,476
$509,594

F-68

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc.

Notes to the Combined Financial Statements

NOTE 5 - NOTES PAYABLE

The Company entered into a term loan on June 7, 2012 with California Bank & Trust for $132,057. Monthly payments are $4,019 with an annual interest rate of the bank's prime rate plus 2.75 percentage points and has a maturity date of June 1, 2015. The loan is guaranteed by Castlerock Solutions, Inc. Upon the Bank's reasonable request, the Company must provide reporting covenants. As of December 31, 2012 the Company has not had to provide any financial performance statements to the bank.

The Company entered into a term loan on November 16, 2009 with First Commerce Bank for $190,000. Monthly payments are $4,427 with annual interest rate for the term loan is the bank's prime rate and has a maturity date of November 18, 2013. The loan is secured with the Company's assets.

On January 1, 2011, Castlerock Solutions, Inc., in connection with the outstanding voting stock of PDS, issued a note for $500,000 payable in eight fully amortized equal payments of principal and interest of $62,901 per quarter due April, July, October and January, commencing April 1, 2011. This includes interest at .7%.

Maturities of notes payable as of December 31, 2012, are as follows:

Year Ending December 31,
2013	$154,425
2014	45,318
2015	21,737
$221,480

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company entered into a loan on January 1, 2011 with the Parent company for $120,000. The annual interest rate for the loan is a fixed rate of 10% and is due in 36 months or can be extended with written consent of all the parties concerned.

On September 15, 2011, the Company entered into a loan with the Parent company for $252,000. The annual interest rate for the loan is a fixed rate of 10% and is due in 36 months or can be extended with written consent of all the parties concerned.

The Company entered into a loan on April 15, 2012 with the Parent company for $120,000. The annual interest rate for the loan is a fixed rate of 10% and is due in 36 months or can be extended with written consent of all the parties concerned.

Rental lease payments for December 31, 2012 and 2011 were $214,549 and $161,502 for the Company.

F-69

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc.

Notes to the Combined Financial Statements

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company leases certain office space under leases which have been classified as operating leases.

The Company leases office space in Milpitas, California from ANB Property Corporation. The lease term is month to month. The current monthly base rent is $2,150.

The Company leases office space in Brea, California from Third Avenue Investments, LLC. Beginning September 13, 2011 the lease was extended to end on August 31, 2016. The current monthly base rent is $4,748.

The Company leases office space in San Diego, California from Columbia, LLC. The lease term is month to month. The base rent is $11,670 per year.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2012.

Year Ending December 31,
2013	$57,584
2014	59,422
2015	61,260
2016	41,657
$219,923

NOTE 8 - PROVISION FOR INCOME TAXES

The provision for (benefit from) income taxes are as follows:

	December 31,
	2012	2011
Current
Federal	$-	$-
State	-	3,500
Deferred
Federal	-	-
State	-	-
Total	$-	$3,500

F-70

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc.

Notes to the Combined Financial Statements

NOTE 8 - PROVISION FOR INCOME TAXES (continued)

The components of the deferred tax assets (liability) consist of the following:

	December 31,
	2012	2011
Net operating loss carryforward	$205,000	$189,000
Intangible assets	(18,000)	(9,000)
Accounts receivable/accounts payable	(10,000)	(96,000)

Total deferred tax asset	177,000	84,000
Valuation allowance for deferred tax asset	(177,000)	(84,000)
Deferred tax asset	$-	$-

NOTE 9 - RETIREMENT PLAN

The Company offers substantially all employees the opportunity to participate in a 401(k) profit sharing plan ("the Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer the maximum percentage of their compensation allowed by law and may select a number of available investment options. All contributions by the Company are at the discretion of management. Management elected to match 66-2/3% of participant elected deferrals up to a maximum of 4% of participant compensation for 2012 and 2011. The Company's contributions totaled $- and $0 in 2012 and 2011, respectively. The Company's did not make any contributions in 2012 or 2011.

NOTE 10-PROFORMA REVENUE AND EARNINGS FROM THE ACQUISITION DATE (UNAUDITED)

The amounts of Professional Accounts Management Inc included in the combined statements of operations from the date of acquisition for 2011 respectively. The following combined pro forma information is based on the assumption that the acquisition occurred on January 1, 2011.

2011
Revenue	$5,343,769
Net Loss	$(313,096)

See accompanying notes to the financial statements.

F-71

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc.

Combined Balance Sheet (Unaudited)

June 30,
2013
Assets
Current Assets
Cash and equivalents	$104,695
Accounts receivable, net of allowance for doubtful accounts of $54,830	775,759
Other current assets	46,349
Total Current Assets	926,803

Fixed Assets
Computer and office equipment	363,637
Furniture and fixtures	1,500
Leasehold improvements	-
Vehicles	-
Subtotal	365,137
Less: accumulated depreciation and amortization	353,575
Net Property and Equipment	11,562

Other Assets
Intangible assets net of accumulated amortization of $423,199	419,561
Goodwill	329,065
Deferred tax assets	-
Other assets	11,233
Total Other Assets	759,859
Total Assets	1,698,224

Liabilities and Stockholders' Equity
Current Liabilities
Notes payable	89,925
Accounts payable and accrued expenses	546,264
Related party loans-current	120,000
Deferred tax liabilities	-
Total Current Liabilities	756,189

Long Term Liabilities
Notes Payable-long term	22,532
Related Party loans- long term	310,074
Commitments and contingencies	-
Total Long Term Liabilities	332,606
Total Liabilities	1,088,795
Commitments & contingencies
Stockholders' Equity
Common Stock	10,150
Additional paid-in-capital	1,125,460
Retained earnings (deficit)	(379,181)
Total Equity of the Combined Company	756,429
Noncontrolling Interest in Combined Subsidiary	(147,000)
Total Equity	609,429
Total Liabilities and Equity	$1,698,224

See accompanying notes to the financial statements.

F-72

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc.

Combined Statements of Operations and Retained Earnings (Unaudited)

	Three Months Ended		Six Months Ended,
	June 30,		June 30,
	2013	2012	2013	2012

Net Revenue	$1,024,710	$1,242,758	$2,150,944	$2,425,746

Operating Expenses
Direct operating costs	317,626	334,198	675,314	686,483
Selling, general and administrative	724,341	951,997	1,544,451	1,701,363
Depreciation and amortization	47,016	47,973	94,989	95,946
Total Operating Expenses	1,088,983	1,334,168	2,314,754	2,483,792
Operating Loss	(64,273)	(91,410)	(163,810)	(58,046)

Other Expense
Interest expense	(9,551)	(7,744)	(22,521)	(21,500)
Total Other Expense	(9,551)	(7,744)	(22,521)	(21,500)

Loss Income Before Income Taxes	(73,824)	(99,154)	(186,331)	(79,546)

Provision for Income Taxes	-	-	-	-

Net Loss	(73,824)	(99,154)	(186,331)	(79,546)

Loss attributable to Noncontrolling Interest-Physicians Development Strategies, Inc.	2,000	-	24,000	7,300

Net Loss Attributable to Combined Company	(71,824)	(99,154)	(162,331)	(72,246)

Retained Earnings (Deficit), Beginning of Period	(367,719)	39,474	(216,850)	55,956
Retained Earnings (Deficit), End of Period	$(439,543)	$(59,680)	$(379,181)	$(16,290)

See accompanying notes to the financial statements.

F-73

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc

Combined Statements of Cash Flows (Unaudited)

	Six Months Ended
	June 30,
	2013	2012
Cash Flows from Operating Activities
Net Loss	$(186,331)	$(79,546)
Adjustment to Reconcile Net Loss to Net Cash Provided By (Used In) Operating Activities:
Depreciation and amortization	94,989	95,946
(Increase) Decrease in Assets:
Accounts receivable	(85,553)	(49,438)
Other assets	(36,349)	(65,462)
Increase (Decrease) in Liabilities:
Accounts payable	(160,377)	225,312
Net Cash Provided by (Used in) Operating Activities	(373,621)	126,812

Cash Flows from Investing Activities
Cash paid for fixed assets	(2,230)	(3,915)
Net Cash Used In Investing Activities	(2,230)	(3,915)

Cash Flows from Financing Activities
Payments on notes payable	(109,023)	(241,120)
Capital contributions	62,500	175,743
Net Cash Used In Financing Activities	(46,523)	(65,377)

Net Increase (Decrease) in Cash and Cash Equivalents	(422,374)	57,520
Cash and Cash Equivalents at Beginning of Period	527,069	242,087
Cash and Cash Equivalents at End of Period	$104,695	$299,607

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Period for:
Interest	$22,501	$21,500
Income taxes	$-	$-

See accompanying notes to the financial statements.

F-74

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc

Notes to the Combined Financial Statements (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Tekhealth Services, Inc., Professional Accounts Management, Inc., and Practice Development Strategies, Inc ("Company") are California based corporations owned by Castlerock Solutions, Inc., a holding company ("Parent Company"). The Company is engaged in the business of providing medical billing and practice management services to physicians and physician groups. The Company operates in various locations throughout California. .

Principles of Combination

The Combined financial statements include the accounts of the Company, its wholly-owned subsidiary and a jointly-owned subsidiary over which it exercises control. Noncontrolling interest amounts relating to the Company's less-than-wholly-owned combined subsidiary are included within the "Noncontrolling interest in the combined subsidiary" captions in its Combined Balance Sheet and within the "Noncontrolling interests" caption in its Combined Statements of Operations. The non controlling interest is inconsequential to the combined financial statements in this period. All intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company sells its products to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest-bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customers contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors surrounding the credit risk of specific customers, historical trends and other information. This estimate is based on reviews of all balances in excess of 90 days from the invoice date.

Fixed Assets

The cost of fixed assets is depreciated using the straight-line method based on the useful lives of the assets: three years for software, three to five years for computer and office equipment, five years for vehicles, seven years for furniture and fixtures and the remaining lease life for leasehold improvements.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the current maturity of these items.

F-75

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc

Notes to the Combined Financial Statements (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, we compare the carrying amount of the asset group to future undiscounted net cash flows expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Goodwill

Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. The Company attributes all goodwill associated with the acquisitions of Physician Development Strategies, Inc. and Professional Accounts Management, Inc., which share similar economic characteristics, to one reporting unit. Goodwill is not amortized but is tested annually for impairment in the fourth quarter of each fiscal year by comparing the fair value of the reporting units to the carrying amounts, including goodwill. No goodwill impairments were recognized during the six months ended June 30, 2013 and 2012.

Intangible Assets

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually. The Company did not recognize any impairment to intangible assets during the six months ended June 30, 2013 and 2012.

Revenue and Unbilled Services

The Company recognizes revenue as its services are rendered. The Company generally renders billings to its client healthcare providers upon collection of the related client accounts receivable. The Company has arrangements with certain clients to bill per procedure as claims are submitted for reimbursement from patients or third-party payers. For collection-based contracts, revenue is recognized based on the expected collections from billings rendered for physician clients. The expected collections are then multiplied by the percentage fee that the Company charges for its services to compute the appropriate revenue. For per-procedure contracts, revenue is recognized upon submission of clients' claims. The Company also serves certain customers as an Application Service Provider ("ASP"). ASP services are generally provided for a monthly fee or per-transaction fee, and revenue for such services is recognized as the services are provided.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the three months ended June 30, 2013 were $125 and $225, respectively. For the six months ended June 30, 2013 and 2012, advertising expenses were $250 and $375, respectively.

Income Taxes

The Company utilizes the asset and liability approach to accounting for income taxes. Deferred income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the combined financial statements. Deferred tax balances are determined by using tax rates expected to be in effect when the taxes will actually be paid. A valuation allowance is recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization management considered estimates of future taxable income.

F-76

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc

Notes to the Combined Financial Statements (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of June 30, 2013 the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its June 30, 2013 and 2012 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events,” determined there were no significant events to report through August 9, 2013, which is the date the financial statements were issued.

NOTE 2 - CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits of $250,000.

NOTE 3 - INTANGIBLE ASSETS

Following is a summary of non-goodwill intangibles as of June 30, 2013 and 2012:

	June 30, 2013
	Gross Amount	Accumulated Amortization
Customer Lists	$688,382	$327,403
Non-compete Covenants	154,380	95,796
Total	$842,762	$423,199

Estimated amortization expense for each of the three years are as follows:

Fiscal year ending:
2014	$176,271
2015	163,348
2016	79,942
$419,561

F-77

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc

Notes to the Combined Financial Statements (Unaudited)

NOTE 4 - LINE OF CREDIT

The Company had an unsecured $50,000 line of credit available with a bank. The annual interest rate for the line of credit is 9.75%. The line of credit is secured by the Parent company.

NOTE 5 - NOTES PAYABLE

The Company entered into a term loan on June 7, 2012 with California Bank & Trust for $132,057. Monthly payments are $4,019 with an annual interest rate of the bank's prime rate plus 2.75 percentage points and has a maturity date of June 1, 2015. The loan is guaranteed by the Castlerock Solutions, Inc. Upon the Bank's reasonable request, the Company must provide reporting covenants. As of June 30, 2013 the Company has not had to provide any financial performance statements to the bank.

The Company entered into a term loan on November 16, 2009 with First Commerce Bank for $190,000. Monthly payments are $4,427 with annual interest rate for the term loan is the bank's prime rate and has a maturity date of November 18, 2013. The loan is secured with the Company's assets.

On January 1, 2011, Castlerock Solutions, Inc., in connection with the outstanding voting stock of PDS, issued a note for $500,000 payable in eight fully amortized equal payments of principal and interest of $62,901 per quarter due April, July, October and January, commencing April 1, 2011. This includes interest at .7%.This loan was fully paid in January 2013.

Maturities of notes payable as of June 30, 2013, are as follows:

Period Ending June 30,
2014	$89,925
2015	22,532
$112,457

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company entered into a loan on January 1, 2011 with the Parent company for $120,000. The annual interest rate for the loan is a fixed rate of 10% and is due in 36 months or can be extended with written consent of all the parties concerned.

On September 15, 2011, the Company entered into a loan with the Parent company for $252,000. The annual interest rate for the loan is a fixed rate of 10% and is due in 36 months or can be extended with written consent of all the parties concerned.

The Company entered into a loan on April 15, 2012 with the Parent company for $ 55,000. The annual interest rate for the loan is a fixed rate of 10% and is due in 36 months or can be extended with written consent of all the parties concerned.

F-78

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc

Notes to the Combined Financial Statements (Unaudited)

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company leases certain office space under leases which have been classified as operating leases.

The Company leases office space in Milpitas, California from ANB Property Corporation. The lease term is month- to-month. The current monthly base rent is $2,150.

The Company leases office space in Brea, California from Third Avenue Investments, LLC. Beginning September 13, 2011 the lease was extended to end on August 31, 2016. The current monthly base rent is $4,748.

The Company leases office space in San Diego, California from Columbia, LLC. The lease term is month- to-month. The base rent is $11,670 per year.

Rental lease payments for the three months ended June 30, 2013 and 2012 were $44,339 and $55,243 for the Company. Rental lease payments for the six months ended June 30, 2013 and 2012 were $92,277 and $110,486 for the Company.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2013.

Year Ending June 30,
2014	$57,584
2015	59,422
2016	61,260
2017	27,493
$205,759

F-79

Tekhealth Services, Inc., Professional Accounts Management, Inc.,

and Practice Development Strategies, Inc

Notes to the Combined Financial Statements (Unaudited)

NOTE 8 - INCOME TAXES

The components of the deferred tax assets (liability) consist of the following::

	June 30,
	2013	2012
Net operating loss carryforward	$354,000	$189,000
Intangible assets	(27,000)	(9,000)
Accounts receivable/accounts payable	(76,000)	(96,000)

Total deferred tax asset	251,000	84,000
Valuation allowance for deferred tax asset	(251,000)	(84,000)
Deferred tax asset	$-	$-

NOTE 9 - RETIREMENT PLAN

The Company offers substantially all employees the opportunity to participate in a 401(k) profit sharing plan ("the Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer the maximum percentage of their compensation allowed by law and may select a number of available investment options. All contributions by the Company are at the discretion of management. Management did not elect to match 66-2/3% of participant elected deferrals up to a maximum of 4% of participant compensation for 2013 and 2012. The Company made no contributions for the three and six month periods ended June 30, 2013 and 2012.

F-80

Independent Auditor's Report

To the Stockholders and Board of Directors of

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

We have audited the accompanying consolidated financial statements of Ultimate Medical Management, Inc. d/b/a Practicare Medical Management, Inc. (a New York Corporation), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income and retained earnings, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultimate Medical Management, Inc. d/b/a Practicare Medical Management, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Rosenberg Rich Baker Berman & Company

Somerset, New Jersey

August 19, 2013

F-82

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Consolidated Balance Sheets

	December 31,
	2012	2011
Assets
Current Assets
Cash and equivalents	$455,761	$299,096
Accounts receivable, net of allowance for doubtful accounts of $125,255 in 2012 and $128,546 in 2011	797,799	805,211
Other receivable, related parties	837	1,463
Unbilled services	462,851	501,020
Other current assets	41,399	44,359
Total Current Assets	1,758,647	1,651,149

Fixed Assets
Software	875,434	1,311,486
Computer and office equipment	1,563,979	1,920,859
Furniture and fixtures	211,458	236,099
Leasehold improvements	42,434	32,854
Vehicles	91,775	91,775
Less: accumulated depreciation and amortization	(2,660,301)	(3,433,321)
Net Property and Equipment	124,779	159,752

Other Assets
Intangible assets net of accumulated amortization of $70,000 and $70,000, respectively	40,000	80,000
Total Other Assets	40,000	80,000
Total Assets	1,923,426	1,890,901

Liabilities and Stockholders' Equity
Current Liabilities
Line of credit	84,294	123,000
Accounts payable	17,694	32,586
Accrued expenses	132,334	127,440
Total Current Liabilities	234,322	283,026

Commitments & contingencies	-	-

Stockholders' Equity
Common Stock ($.01 par value, 1,250,000 shares authorized, 1,000,000 issued, 624,000 outstanding in each year)	10,000	10,000
Additional paid-in-capital	528,619	528,619
Retained earnings	1,730,110	1,648,881
	2,268,729	2,187,500
Treasury stock, 376,000 shares at cost	(579,625)	(579,625)
Total Stockholders' Equity	1,689,104	1,607,875
Total Liabilities and Stockholders' Equity	$1,923,426	$1,890,901

See accompanying notes to the financial statements.

F-83

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Consolidated Statements of Income and Retained Earnings

	Year Ended
	December 31,
	2012	2011

Net Revenue	$6,387,142	$6,656,463

Operating Expenses
Direct operating costs	4,607,028	4,986,863
Direct operating costs, related parties	119,666	124,354
Selling, general and administrative	1,016,586	1,159,897
Selling, general and administrative, related parties	364,018	359,420

Operating Income	279,844	25,929

Other Income (Expense)
Other income	4,502	4,314
Interest expense	(3,181)	(3,966)
Total Other Income	1,321	348

Net Income	281,165	26,277

Retained Earnings, Beginning of Year	1,648,881	1,622,604
Distributions	(199,936)	-

Retained Earnings, End of Year	$1,730,110	$1,648,881

See accompanying notes to the financial statements.

F-84

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Consolidated Statements of Cash Flows

	Year Ended
	December 31,
	2012	2011
Cash Flows from Operating Activities
Net Income	$281,165	$26,277
Adjustment to Reconcile Net Income to Net Cash Provided By Operating Activities:
Depreciation and amortization	87,125	90,139
Allowance for doubtful accounts	(3,291)	(15,891)
(Increase) Decrease in Assets:
Accounts receivable	11,329	135,294
Unbilled services	38,169	(40,870)
Other current assets	2,960	(6,219)
Increase (Decrease) in Liabilities:
Accounts payable	(14,892)	(27,756)
Accrued expenses	4,894	397
Net Cash Provided By Operating Activities	407,459	161,371

Cash Flows from Investing Activities
Cash paid for fixed assets	(12,152)	(77,060)
Net Cash Used In Investing Activities	(12,152)	(77,060)

Cash Flows from Financing Activities
Payments (Borrowings) on line of credit	(38,706)	38,000
Distributions	(199,936)	-
Net Cash Provided by (Used In) Financing Activities	(238,642)	38,000

Net Increase in Cash and Cash Equivalents	156,665	122,311
Cash and Cash Equivalents at Beginning of Year	299,096	176,785
Cash and Cash Equivalents at End of Year	$455,761	$299,096

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
Interest	$3,181	$3,966
Income taxes	$(1,321)	$(348)

See accompanying notes to the financial statements.

F-85

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Ultimate Medical Management, Inc. d/b/a Practicare Medical Management, Inc. ("Company") is a New York corporation engaged in the business of providing medical billing and practice management services to physicians and physician groups. The Company operates in various locations throughout New York State. The Company's legal name is Ultimate Medical Management, Inc., but does business under the name Practicare Medical Management, Inc.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and Practicare International ("International"), a wholly-owned subsidiary organized in Poland. International is engaged in the business of data entry on behalf of the Company. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company sells its products to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest-bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customers contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors surrounding the credit risk of specific customers, historical trends and other information. This estimate is based on reviews of all balances in excess of 90 days from the invoice date.

Fixed Assets

The cost of fixed assets is depreciated using the straight-line method based on the useful lives of the assets: three years for software, three to five years for computer and office equipment, five years for vehicles, seven years for furniture and fixtures and the remaining lease life for leasehold improvements.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the current maturity of these items.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset might not be recoverable. An impairment loss, measured as the amount by which the carrying value exceeds the fair value, is triggered if the carrying amount exceeds estimated undiscounted future cash flows. Actual results could differ significantly from these estimates, which would result in additional impairment losses or losses on disposal of the assets.

F-86

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue and Unbilled Services

The Company recognizes revenue as its services are rendered. The Company generally renders billings to its client healthcare providers upon collection of the related client accounts receivable. The Company has arrangements with certain clients to bill per procedure as claims are submitted for reimbursement from patients or third-party payers. For collection-based contracts, revenue is recognized based on the expected collections from billings rendered for physician clients. The expected collections are then multiplied by the percentage fee that the Company charges for its services to compute the appropriate revenue. A reserve is recorded to reduce unbilled services by the estimated costs and earnings relating to the remaining collection efforts. For per-procedure contracts, revenue is recognized upon submission of clients' claims. The Company also serves certain customers as an Application Service Provider ("ASP"). ASP services are generally provided for a monthly fee or per-transaction fee, and revenue for such services is recognized as the services are provided.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2012 and 2011 was $12,415 and $8,211, respectively.

Income Taxes

The Company has elected with Federal and New York State taxing authorities to be treated as an S corporation. As such, all taxable income or loss of the Company is reportable on the individual income tax returns of the Company's stockholders.

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of December 31, 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company's 2012, 2011 and 2010 Federal and State tax returns remain subject to examination by their respective taxing authorities. Neither of the Company's Federal or State tax returns are currently under examination.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2012 and 2011 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events,” determined there were no significant events to report through August 19, 2013, which is the date the financial statements were issued.

NOTE 2 - CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits of $250,000.

For the years ended December 31, 2012 and 2011 the Company had three customers that represented approximately 42% and 43% of sales, respectively. Accounts receivable from these customers totaled $430,113 and $428,631 as of December 31, 2012 and 2011, respectively.

F-87

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Notes to the Consolidated Financial Statements

NOTE 3 - INTANGIBLE ASSETS

Intangible assets consist of the following:

	Weighted Average Amortization Period (Years)	December 31, 2012	Accumulated Amortization	December 31, 2011	Accumulated Amortization

Noncompete agreement	3	$15,000	$(15,000)	$15,000	$(15,000)
Customer lists	3	135,000	(95,000)	135,000	(55,000)
		150,000	$(110,000)	150,000	$(70,000)
Less accumulated amortization		(110,000)		(70,000)
		$40,000		$80,000

Future amortization expense on intangible assets is expected to be as follows:

Year Ending December 31,
2013	$40,000
$40,000

NOTE 4- LINE OF CREDIT

The Company had an unsecured $400,000 line of credit available with a bank. The annual interest rate for the line of credit is the bank's prime rate. The line of credit is secured by substantially all assets of the Company. The Bank requires the Company to meet certain financial performance covenants annually. As of December 31, 2012 the Company has passed its covenants.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company rents idle computer equipment to a company owned partially by its President. Income under this agreement totaled $458 and $15,561 for years ended December 31, 2012 and 2011, respectively. The Company pays this company to maintain its computer equipment and perform related services. Expenses relating to this agreement totaled $31,124 and $28,521 for years ended December 31, 2012 and 2011, respectively.

The Company leases office space to a company owned partially by its President. Income under this agreement totaled $17,691 and $17,066 for years ended December 31, 2012 and 2011, respectively.

The Company reimburses a company owned partially by its President for leased employees. Expenses under this agreement totaled $120,123 and $139,915 for years ended December 31, 2012 and 2011, respectively.

F-88

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Notes to the Consolidated Financial Statements

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases certain office space under leases which have been classified as operating leases.

The Company leases its principal office space in Liverpool, New York from 1914 Teall Avenue Associates under an agreement expiring in June 2017. The Partnership is partially owned by certain stockholders of the Company. The current monthly base rent is $28,125.

The Company leases office space in Vestal, New York from WSKG Public Telecommunications Council. Beginning September 1, 2010 the lease automatically renews annually for five terms unless cancelled. The current monthly base rent is $4,596.

The Company leases office space in Clifton Springs, New York from Clifton Springs Hospital & Clinic. The lease term is for two years, expiring on April 30, 2012. The base rent is $12,894 per year.

The Company leases office space in Clifton Springs, New York from Clifton Springs Hospital & Clinic. The lease term is for one year, expiring on January 31, 2011. Beginning February 1, 2011 the lease automatically renews annually unless cancelled. The current monthly base rent is $221.

The Company leases office space in Bayshore, New York from Global Team L.I. II, LLC. The lease term is for three years, expiring on January 31, 2014. The base rent is $19,980 in year one and increases 3% in years two and three.

The Company has month-to-month lease agreements for office space in various satellite locations.

Rental lease payments for December 31, 2012 and 2011 were $468,169 and $464,551 for the Company and $16,197 and $17,289 for the Subsidiary, respectively.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2012.

Year Ending December 31,
2013	$415,327
2014	399,992
2015	383,643
2016	350,625
2017	176,250
$1,725,837

NOTE 7 - RETIREMENT PLAN

The Company offers substantially all employees the opportunity to participate in a 401(k) profit sharing plan ("the Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer the maximum percentage of their compensation allowed by law and may select a number of available investment options. All contributions by the Company are at the discretion of management. Management elected to match 66-2/3% of participant elected deferrals up to a maximum of 4% of participant compensation for 2012 and 2011. The Company's contributions totaled $90,442 and $86,195 in 2012 and 2011, respectively.

F-89

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Consolidated Balance Sheet (Unaudited)

June 30, 2013
Assets
Current Assets
Cash and equivalents	$337,992
Accounts receivable, net of allowance for doubtful accounts of $125,255	601,088
Unbilled services	355,504
Other current assets	91,399
Total Current Assets	1,385,983

Fixed Assets
Software	875,749
Computer and office equipment	1,565,292
Furniture and fixtures	211,458
Leasehold improvements	42,434
Vehicles	91,775
Less: accumulated depreciation and amortization	(2,680,301)
Net Property and Equipment	106,407

Other Assets
Intangible assets net of accumulated amortization of $130,000	20,000
Total Other Assets	20,000
Total Assets	1,512,390

Liabilities and Stockholders' Equity
Current Liabilities
Line of credit	73,294
Accounts payable	49,716
Accrued expenses	129,333
Total Current Liabilities	252,343

Commitments & contingencies

Stockholders' Equity
Common Stock ($.01 par value, 1,250,000 shares authorized, 1,000,000 issued, 624,000 outstanding in each year)	10,000
Additional paid-in-capital	528,619
Retained earnings	1,301,053
1,839,672
Treasury stock, 376,000 shares at cost	(579,625)
Total Stockholders' Equity	1,260,047
Total Liabilities and Stockholders' Equity	$1,512,390

See accompanying notes to the financial statements.

F-90

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Consolidated Statements of Operations and Retained Earnings (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012

Net Revenue	$1,175,070	$1,654,791	$2,380,360	$3,244,635

Operating Expenses
Direct operating costs	998,524	1,080,189	2,204,283	2,347,872
Direct operating costs, related parties	-	23,155	-	58,560
Selling, general and administrative	206,361	222,337	436,803	473,584
Selling, general and administrative, related parties	83,625	83,625	167,250	174,428

Operating Income (Loss)	(113,440)	245,485	(427,976)	190,191

Other Income (Expense)
Other income	112	2,953	267	3,094
Interest expense	(823)	(762)	(1,348)	(1,739)
Total Other Income (Expense)	(711)	2,191	(1,081)	1,355

Net Income (Loss)	(114,151)	247,676	(429,057)	191,546

Retained Earnings, Beginning of Period	1,415,204	1,592,751	1,730,110	1,648,881

Retained Earnings, End of Period	$1,301,053	$1,840,427	$1,301,053	$1,840,427

See accompanying notes to the financial statements.

F-91

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended
	June 30,
	2013	2012
Cash Flows from Operating Activities
Net Income (Loss)	$(429,057)	$191,546
Adjustment to Reconcile Net Income (Loss) to Net Cash Provided By (Used In) Operating Activities:
Depreciation and amortization	40,000	40,000
(Increase) Decrease in Assets:
Accounts receivable	197,548	(79,501)
Unbilled services	98,143	-
Other current assets	(50,000)	-
Increase (Decrease) in Liabilities:
Accounts payable	32,021	(14,233)
Accrued expenses	6,203	(411)
Net Cash Provided by (Used In) Operating Activities	(105,142)	137,401

Cash Flows from Investing Activities
Cash paid for fixed assets	(1,627)	(10,696)
Net Cash Used In Investing Activities	(1,627)	(10,696)

Cash Flows from Financing Activities
Payments on line of credit	(11,000)	(6,000)
Net Cash Used In Financing Activities	(11,000)	(6,000)

Net Increase (Decrease) in Cash and Cash Equivalents	(117,769)	120,705
Cash and Cash Equivalents at Beginning of Period	455,761	299,096
Cash and Cash Equivalents at End of Period	$337,992	$419,801

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Period for:
Interest	$762	$1,739
Income taxes	$-	$-

See accompanying notes to the financial statements.

F-92

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Ultimate Medical Management, Inc. d/b/a Practicare Medical Management, Inc. ("Company") is a New York corporation engaged in the business of providing medical billing and practice management services to physicians and physician groups. The Company operates in various locations throughout New York State. The Company's legal name is Ultimate Medical Management, Inc., but does business under the name Practicare Medical Management, Inc.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and Practicare International ("International"), a wholly-owned subsidiary organized in Poland. International is engaged in the business of data entry on behalf of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company sells its products to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest-bearing customer obligations. Accounts receivable are due within 30 days unless specifically negotiated in the customers contract. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts, based on factors surrounding the credit risk of specific customers, historical trends and other information. This estimate is based on reviews of all balances in excess of 90 days from the invoice date.

Fixed Assets

The cost of fixed assets is depreciated using the straight-line method based on the useful lives of the assets: three years for software, three to five years for computer and office equipment, five years for vehicles, seven years for furniture and fixtures and the remaining lease life for leasehold improvements.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the current maturity of these items.

F-93

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset might not be recoverable. An impairment loss, measured as the amount by which the carrying value exceeds the fair value, is triggered if the carrying amount exceeds estimated undiscounted future cash flows. Actual results could differ significantly from these estimates, which would result in additional impairment losses or losses on disposal of the assets.

Revenue and Unbilled Services

The Company recognizes revenue as its services are rendered. The Company generally renders billings to its client healthcare providers upon collection of the related client accounts receivable. The Company has arrangements with certain clients to bill per procedure as claims are submitted for reimbursement from patients or third-party payers. For collection-based contracts, revenue is recognized based on the expected collections from billings rendered for physician clients. The expected collections are then multiplied by the percentage fee that the Company charges for its services to compute the appropriate revenue. A reserve is recorded to reduce unbilled services by the estimated costs and earnings relating to the remaining collection efforts. For per-procedure contracts, revenue is recognized upon submission of clients' claims. The Company also serves certain customers as an Application Service Provider ("ASP"). ASP services are generally provided for a monthly fee or per-transaction fee, and revenue for such services is recognized as the services are provided.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the three months ended June 30, 2013 and 2012 was $2,572 and $3,274, respectively. Advertising expense for the six months ended June 30, 2013 and 2012 was $2,824 and $5,369, respectively.

Income Taxes

The Company has elected with Federal and New York State taxing authorities to be treated as an S corporation. As such, all taxable income or loss of the Company is reportable on the individual income tax returns of the Company's stockholders.

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of June 30, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its June 30, 2013 and 2012 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events,” determined there were no significant events to report through August 19, 2013, which is the date the financial statements were available to be issued.

F-94

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 2 - CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits of $250,000.

For the three months ended June 30, 2013 and 2012, the Company had two and three customers that represented approximately 27% and 42% of sales, respectively. For the six months ended June 30, 2013 and 2012 the Company had two and three customers that represented approximately 25% and 42% of sales, respectively. Accounts receivable from these customers totaled $145,313 and $415,388 as of June 30, 2013 and 2012, respectively.

NOTE 3 - INTANGIBLE ASSETS

Intangible assets consist of the following:

	Weighted Average Amortization Period (Years)	June 30, 2013	Accumulated Amortization

Noncompete agreement	3	$15,000	$(15,000)
Customer lists	3	135,000	(115,000)
		150,000	$(130,000)
Less accumulated amortization		(130,000)
		$20,000

Future amortization expense on intangible assets is expected to be as follows:

Year Ending June 30,
2014	$20,000
$20,000

NOTE 4- LINE OF CREDIT

The Company had an unsecured $400,000 line of credit available with a bank. The annual interest rate for the line of credit is the bank's prime rate. The line of credit is secured by substantially all assets of the Company. The Bank requires the Company to meet certain financial performance covenants annually. As of June 30, 2013, the Company has passed its covenants.

F-95

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company rents idle computer equipment to a company owned partially by its President. Income under this agreement totaled $0 and $0 for three months ended June 30, 2013 and 2012, respectively, and $0 and $0 for six months ended June 30, 2013 and 2012, respectively. The Company pays this company to maintain its computer equipment and perform related services. Expenses relating to this agreement totaled $0 and $0 for three months ended June 30, 2013 and 2012, respectively $0 and $5,178 for six months ended June 30, 2013 and 2012, respectively.

The Company leases office space to a company owned partially by its President. Income under this agreement totaled $750 and $750 for three months ended June 30, 2013 and 2012, respectively and $1,500 and $1,500 for six months ended June 30, 2013 and 2012, respectively.

The Company reimburses a company owned partially by its President for leased employees. Expenses under this agreement totaled $0 and $23,155 for three months ended June 30, 2013 and 2012, respectively and $0 and $58,560 for six months ended June 30, 2013 and 2012, respectively.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases certain office space under leases which have been classified as operating leases.

The Company leases its principal office space in Liverpool, New York from 1914 Teall Avenue Associates under an agreement expiring in June 2017. The Partnership is partially owned by certain stockholders of the Company. The current monthly base rent is $28,125.

The Company leases office space in Vestal, New York from WSKG Public Telecommunications Council. Beginning September 1, 2010 the lease automatically renews annually for five terms unless cancelled. The current monthly base rent is $4,596.

The Company leases office space in Clifton Springs, New York from Clifton Springs Hospital & Clinic. The lease term is for two years, expiring on April 30, 2012. The base rent is $12,894 per year.

The Company leases office space in Clifton Springs, New York from Clifton Springs Hospital & Clinic. The lease term is for one year, expiring on January 31,2011. Beginning February 1, 2011 the lease automatically renews annually unless cancelled. The current monthly base rent is $221.

The Company leases office space in Bayshore, New York from Global Team L.I. II, LLC. The lease term is for three years, expiring on January 31, 2014. The base rent is $19,980 in year one and increases 3% in years two and three.

The Company has month-to-month lease agreements for office space in various satellite locations.

Rental lease payments for three months ended June 30, 2013 and 2012 were $116,564 and $124,583, respectively, and the six months ended June 30, 2013 and 2012 were $233,218 and $250,788, respectively.

F-96

Ultimate Medical Management, Inc.

d/b/a Practicare Medical Management, Inc.

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2013.

Year Ending June 30,
2014	$408,407
2015	400,152
2016	357,942
2017	352,500
$1,519,001

NOTE 7 - RETIREMENT PLAN

The Company offers substantially all employees the opportunity to participate in a 401(k) profit sharing plan ("the Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer the maximum percentage of their compensation allowed by law and may select a number of available investment options. All contributions by the Company are at the discretion of management. Management elected to match 66-2/3% of participant elected deferrals up to a maximum of 4% of participant compensation for 2013 and 2012. The Company's contributions totaled $17,392 and $20,688 for the three months ended June 30, 2013 and 2012, respectively and $38,354 and $45,505 for the six months ended June 30, 2013 and 2012, respectively.

F-97

[                            ] Shares

MTBC, Inc.

Common Stock

PROSPECTUS

Summer Street Research Partners

Through and including [                           ], 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the issuance and distribution of the common stock being registered. All amounts except the SEC registration fee and the FINRA filing fee are estimated.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous	$	*
Total	$	*

*	To be filed by amendment.

Item 14.  Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15.  Recent Sales of Unregistered Securities.

We have not issued any securities since January 1, 2010.

II-1

In addition, pursuant to the asset purchase agreements filed as Exhibits 2.1, 2.2 and 2.3 hereto, and substantially concurrently with the consummation of this offering, we have agreed to issue to the stockholders of the Target Companies [                    ] shares of our common stock.

Item 16.  Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth beginning on page II-4 of this registration statement and is incorporated herein by reference.

(b) Financial Statements Schedules: None.

Item 17.  Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Somerset, State of New Jersey on .

Medical Transcription Billing, Corp.

By:
Mahmud Haq
Chairman of the Board
and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mahmud Haq, Bill Korn and Stephen A. Snyder, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Chairman of the Board and Chief Executive Officer
Mahmud Haq	(principal executive officer)

Chief Financial Officer (principal financial and
Bill Korn	accounting officer)

Director
G. David Rosenblum

Director
Cameron Munter

Director

II-3

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement

2.1*	Asset Purchase Agreement, dated as of August 23, 2013, by and among Tekhealth Services, Inc., Professional Accounts Management, Inc. and Practice Development Strategies, Inc., CastleRock Solutions, Inc., Rob Ramoji, and Medical Transcription Billing, Corp.

2.2*	Asset Purchase Agreement, dated as of August 23, 2013, by and among Ultimate Medical Management, Inc., Practicare Medical Management, Inc., James Antonacci and Medical Transcription Billing, Corp.

2.3*	Asset Purchase Agreement, dated as of August 29, 2013, by and among Omni Medical Billing Services, LLC, Marc Haberman, Z Capital, LLC, Medsoft Systems, LLC and Medical Transcription Billing, Corp.

2.4*	Asset Purchase Agreement, dated as of June 27, 2013, by and among Metro Medical Management Services, Inc. and Medical Transcription Billing, Corp.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering

3.3*	By-laws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering

4.1*	Form of common stock certificate of the Registrant

5.1*	Opinion of Alston & Bird LLP

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.2+*	2013 Equity Incentive Plan

10.3+*	Form of Stock Option Agreement and Option Grant Notice under 2013 Equity Incentive Plan

10.4*	Lease between Registrant and Mahmud Haq with respect to offices located at 7 Clyde Road, Somerset, NJ 08873

10.5*	Promissory Note in the principal amount of $1,000,000 made by the Registrant in favor of Mahmud Haq, dated as of July 5, 2013

21.1*	List of subsidiaries

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Rosenberg Rich Baker Berman and Company

23.6*	Consent of Alston & Bird LLP (included as part of Exhibit 5.1)

24.1*	Power of Attorney (attached to the signature page to this Registration Statement on Form S-1)

*           To be filed by amendment.

+           Indicates management contract or compensatory plan.